FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2015

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CNPJ/MF Nº 47.508.411/0001-56 - NIRE 35.300.089.901

GENERAL MEETING PARTICIPATION MANUAL AND MANAGEMENT PROPOSAL

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

DATE: 22 DECEMBER 2015

TIME: 11 AM

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Authorized Capital Publicly-Held Company

Corporate Taxpayer’s No. (CNPJ/MF): 47.508.411/0001-56
NIRE: 35.300.089.901

CALL NOTICE
EXTRAORDINARY SHAREHOLDERS’ MEETING

TO BE HELD ON 22 DECEMBER 2015

The shareholders of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, a publicly held company, with head offices in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Luis Antônio, No. 3,142, CEP 01402-901, registered with the Board of Trade under NIRE 35.300.089.901 and enrolled with the CNPJ/MF under No. 47.508.411/0001-56, registered with the Brazilian Securities Commission (Comissão de Valores Mobiliários) (“CVM”) as a publicly-held company category “A” under code 14826 (“Company”), in accordance with article 124 of Law No. 6,404 of December 15, 1976, as amended (“Brazilian Corporate Law”) and articles 3rd and 5th of CVM Ruling No. 481, of December 17, 2009, as amended (“CVM Ruling 481”), are convened to meet at the Extraordinary Shareholders’ Meeting (“Shareholders’ Meeting”) to be held at 11:00 am on December 22, 2015 at the Company’s head office, in order to decide on the following agenda:

(i)            approve the merger into the Company of part of the spun-off assets of Nova Pontocom Comércio Eletrônico S.A. (“Nova Pontocom”), in accordance with the terms and conditions described in the “Spin-Off Protocol and Justification of Nova Pontocom Comércio Eletrônico S.A.”, executed among the management of the companies involved, assuming that the total and disproportional spin-off of Nova Pontocom will be approved and completed;

(ii)         ratify the appointment of Magalhães Andrade S/S Auditores Independentes, enrolled with the Regional Accounting Council of the State of São Paulo, under No. 2SP000233/O-3 and with the CNPJ/MF under No. 62.657.242/0001-00, with head offices in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Faria Lima, No. 1,893, 6th floor, Jardim Paulistano (“Magalhães Andrade”), as the expert company responsible for the elaboration of the appraisal report of Nova Pontocom’s spun-off assets and of the spun-off assets to be spun-off and merged into the Company, at the base date of September 30, 2015 (“Spin-Off Appraisal Report”);

(iii)        approve the Spin-Off Appraisal Report;

(iv)        approve the merger into the Company of its subsidiary, Sé Supermercados Ltda. (“Sé”), in the terms and conditions described in the “Merger Protocol and Justification of Sé Supermercados Ltda.”, executed by the management of the Company and Sé (“Merger”);

(v)          ratify the appointment of Magalhães Andrade as the expert company responsible for the elaboration of the appraisal report of the net equity of Sé to be merged into the Company, on the base date of September 30, 2015 (“Merger Appraisal Report”);

(vi)        approve the Merger Appraisal Report;

(vii)        if the abovementioned matters are approved, authorize the management of the Company to take all necessary actions in order to carry out the resolutions proposed and approved by the shareholders of the Company;

(viii)       approve the amendment of Article 2 of the Company’s By-laws, to include, in the Company’s corporate purposes, the activity of “import of beverages, wines and vinegars”; and

(ix)         approve, in view of the resolution above, the restatement of the Company’s By-laws.

The shareholders and their legal representatives shall attend to the Shareholders’ Meeting bearing identity documents and the updated certificate of the Company’s shares, issued by the financial institution providing bookkeeping services and/or custody agent. Regarding the representation by proxy, the shareholders shall submit the mandate under applicable law at least three (3) days in advance of the date of the Shareholders’ Meeting. The documents shall be submitted to the Company’s Corporate Legal Department, at Av. Brigadeiro Luis Antônio, 3142, city of São Paulo, State of São Paulo.

The shareholders who do not previously submit the documents still will be able to attend to the Shareholders’ Meeting if they present such documents at the opening of the meeting, as set forth by article 5, §2 of CVM Ruling No. 481.

The documents regarding the agenda of the Shareholders’ Meeting are available at the Company’s head office and respective web sites of the Company (www.gpari.com.br), BM&FBOVESPA (http://www.bmfbovespa.com.br) and (http://www.cvm.gov.br) CVM, in accordance with the legal provisions set forth in the Brazilian Corporate Law and applicable ruling.

São Paulo, 5 December 2015

JEAN-CHARLES HENRI NAOURI

President of the Board of Directors

MANAGEMENT PROPOSAL

Messrs. Shareholders,

The management of Companhia Brasileira de Distribuição (“Company”), pursuant to Law No. 6.404, of 15 December 1976, as amended (“Brazilian Corporate Law”) and CVM Instruction No. 481, of 17 December 2009, as amended (“CVM Instruction No. 481”), hereby submits to your appreciation, who shall be gathered in an extraordinary general shareholders’ meeting, to be held on 22 December 2015, at 11 am, at the Company’s headquarters, located in the city of São Paulo, State of São Paulo, at Av. Brigadeiro Luis Antônio, No. 3,142, Zip Code 01402-901 (“EGSM”), this proposal (“Proposal”).

1             PURPOSE

According to the Material Fact dated 19 November 2015, the purpose of this Proposal is to establish the terms and conditions related to the corporate transaction of the economic group to which the Company belongs, which comprises the following:

(i)           total spin-off of Nova Pontocom (as defined below) and merger of its spun-off assets by (a) the Company, (b) Via Varejo S.A., publicly-held company, headquartered in the city of São Caetano do Sul, State of São Paulo, at Rua João Pessoa, nº 83, Centro, CEP 09520-010, enrolled with the National Corporate Taxpayers’ Registry under Ministry of Treasury (“CNPJ/MF”) under nº 33.041.260/0652-90 and the Board of Trade of the State of São Paulo (“JUCESP”) under NIRE 35.300.394.925 (“Via Varejo”); (c) QE Participações Ltda., a limited liability company under incorporation, headquartered in the city of São Paulo, State of São Paulo, at Rua das Açucenas, No. 206, Cidade Jardim, CEP 05673-040 (parte)(“QE Participações”); and (d) Camberra Participações Ltda., a limited liability company under incorporation, headquartered in the city of São Paulo, State of São Paulo, at Rua Gomes de Carvalho, No. 1.609, 7th floor, Vila Olímpia, CEP 04547-006 (parte), (“Camberra Participações” and, together with the Company, Via Varejo and QE Participações, “Acquiring Companies”), with the subsequent extinction of Nova Pontocom (“Spin-Off”); and

(ii)         merger of Sé Supermercados Ltda. (as defined below) into the Company (“Merger” and, together with the Spin-Off, “Transactions”).

The information required under article 8 of CVM Instruction 481, due to the fact that the Spin-Off and Merger proposals involve related parties, is provided in Exhibit I-A and Exhibit I-B, respectively, to this Proposal.

2             TRANSACTIONS

2.1         Spin-Off

The Spin-Off comprises the total disproportional spin-off, under the terms of article 227, 229, §3 and §5, second part, of the Brazilian Corporate Law, of Nova Pontocom Comércio Eletrônico S.A., corporation headquartered in the city of São Paulo, State of São Paulo, at Rua Gomes de Carvalho, 1609, 3rd to 7th floors, Zip Code 04547-006, enrolled with CNPJ/MF under No. 09.358.108/0001-25 and with JUCESP under NIRE 35.300.386.540 (“Nova Pontocom”), Company’s subsidiary, assuming that the total and disproportional spin-off of Nova Pontocom is approved and completed, and the subsequent merger of the Spun-Off Assets by the Acquiring Companies, shareholders holding the total corporate capital of Nova Pontocom, proportionally to the interest of the Acquiring Companies in the corporate capital of Nova Pontocom.

The main terms of the Spin-Off, as set forth in article 20-A of CVM Instruction No. 481, are described in Exhibit II-A to this Proposal.

The Spin-Off shall result in the transfer and the subsequent merger, by the Acquiring Companies, of Nova Pontocom’s assets and liabilities, proportionally to the interest of the Acquiring Companies in the corporate capital of Nova Pontocom. The Spin-Off shall be carried out under the terms of the Spin-Off set forth in the Shareholders’ Agreement of Nova Pontocom entered into among the Company and all other shareholders of Nova Pontocom on 23 July 2014, in the context of the group’s E-Commerce Business Combination1, which is aligned with the strategy for optimization of the Company’s corporate structure.

By virtue of the merger of the spun-off portion of Nova Pontocom by the Acquiring Companies, Nova Pontocom shall be terminated. The corporate capital of the Acquiring Companies shall not be modified, as, due to the Spin-Off, the investments held by the Acquiring Companies in Nova Pontocom shall be cancelled and replaced by the assets and liabilities encompassed in the portion of the Spun-Off Assets attributed and merged into each of the Acquiring Companies.

2.2         Merger

The Merger comprises the merger by the Company, under the terms of article 227 of the Brazilian Corporate Law, of Sé Supermercados Ltda., limited-liability company, headquartered in the city of São Paulo, State of São Paulo, at Av. Brigadeiro Luís Antônio, 3172, Jardim Paulista, CEP 01402-002, enrolled with CNPJ/MF under No. 01.545.828/0001-98 (“Sé”), the Company’s subsidiary.

Considering that, on the Merger date, the Company shall be the holder of the shares representing Sé’s total corporate capital, the Company shall fully receive Sé’s net assets in replacement for the shares that the Company held, which shall be cancelled as a result of the Merger.

The Company’s interest in Sé, therefore, shall be replaced, in the Company’s balance sheet, for the assets and liabilities comprising Sé’s shareholders’ equity, at their respective book value. After the Merger, Sé shall be extinct and the Company’s corporate capital shall remain unchanged.

The main terms of the Merger, as set forth in article 20-A of CVM Instruction 481, are described in Exhibit II-B to this Proposal.

2.3         Other conditions applicable to the Transactions

Once the Spin-Off is approved by Nova Pontocom’s shareholders and by the shareholders and partners of the Acquiring Companies and the Merger is approved by the Company’s shareholders, the managements of the companies involved in the Transactions shall undertake all acts, records and registries deemed necessary for the consummation of the Transactions.

1 Subject to the material facts disclosed on 6 May 2014, 4 June 2014 and 24 July 2014.

If approved, the Transactions shall be effective as from the date of their approvals by the shareholders and partners of the companies involved.

3             Transaction Documents

3.1         Protocol

As set forth in the Brazilian Corporate Law, the terms and conditions of the Transactions shall be included in the protocol discussed and agreed between the management bodies or the companies’ partners.

Such protocol shall include the following information: (i) the evaluation criteria of the net equity, evaluation base date and the criteria adopted for the subsequent equity changes; (ii) the description of the succession of rights and obligations as a result of the Transactions; (iii) the necessary corporate acts to approve the Transactions; and (iv) all other conditions related to the Transactions.

In addition to the protocol, the current legislation provides for the justification of the transaction to be approved at the general meeting or, however the case may be, by the companies’ shareholders, including detailed information on: (i) the reasons or purposes of the Spin-Off and Merger, and the Company’s interest to carry out these Transactions; and (ii) the subsequent extinction of Nova Pontocom and Sé, as a result of, respectively, the Spin-Off and Merger, not subject to the corporate capital increase in the Acquiring Companies in connection with the Spin-Off and in the Company in connection with the Merger, as (a) the investments held by the Acquiring Companies in Nova Pontocom shall be cancelled and replaced by the assets and liabilities comprising the Spun-Off Assets of Nova Pontocom to be transferred to each one of the Acquiring Companies; and (b) the Sé’s shares held by the Company, representing its total corporate capital, shall be cancelled and replaced by Sé’s net assets in the Company.

The “Protocol and Justification of the Total Spin-Off of Nova Pontocom Comércio Eletrônico S.A.”, which sets forth the terms and conditions, and the justification of the Spin-Off (“Spin-Off Protocol”), executed by the management of the companies involved on 3 December 2015, attached to this Proposal as Exhibit II-A(i).

The “Protocol and Justification of the Merger of Sé Supermercados Ltda. into Companhia Brasileira de Distribuição”, which sets forth the terms and conditions, and the justification of the Merger (“Merger Protocol”), executed by the managements of the Company and Sé on 18 November 2015, is attached to this Proposal as Exhibit II-B(i).

3.2         Appraisal Report

The appraisal report of the Spun-Off Assets of Nova Pontocom to be transferred to the Acquiring Companies (“Spin-Off Appraisal Report”), attached to this Proposal as Exhibit II-A(ii), as set forth in article 226 of the Brazilian Corporate Law, was prepared by Magalhães Andrade (as defined below), an independent appraisal firm engaged by the Acquiring Companies’ managements. Under Brazilian Corporate Law, the engagement of Magalhães Andrade shall be approved or ratified, as the case may be, by the management and by the shareholders of Nova Pontocom, of the Company and of Via Varejo, as well as by the partners of QE Participações and of Camberra Participações.

According to the Spin-Off Appraisal Report, the Spun-Off Assets of Nova Pontocom to be transferred to the Acquiring Companies, as at 30 September 2015, amount to R$ 10,000.00 (ten thousand reais), which shall be distributed between the Acquiring Companies, according to their respective interest in the corporate capital of Nova Pontocom, as follows: (i) R$ 5,320.34 (five thousand, three hundred and twenty reais and thirty-four cents) to the Company; (ii) R$ 4,389.97 (four thousand, three hundred and eighty-nine reais and ninety-seven cents) to Via Varejo; (iii) R$ 272.27 (two hundred and seventy-two reais and twenty-seven cents) to QE Participações; and (iv) R$ 17.42 (seventeen reais and forty-two cents) to Camberra Participações. Under the terms of the Spin-Off Protocol, the Acquiring Companies shall receive eventual equity changes between the evaluation base date and the effective date of the Spin-Off.

In turn, the appraisal report on Sé’s net equity (“Merger Appraisal Report”), attached to this Proposal as Exhibit II-B(ii), was also prepared by Magalhães Andrade, and, as set forth in the Brazilian Corporate Law, this engagement shall be approved or ratified, however the case may be, by (i) the Company, as the sole partner of Sé; and (ii) the management and shareholders of the Company.

According to the Merger Appraisal Report, Sé’s net assets, as at September 30, 2015, amount to R$ 2,713,030,406.64 (two billion, seven hundred and thirteen billion, thirty thousand, four hundred and six reais and sixty-four cents), which shall be fully received by the Company.

3.3         Information About the Appraisal Firm

The Company’s management, for purposes of article 21 of CVM Instruction 481, provides the following information relating to Magalhães Andrade S/S Auditores Independentes, enrolled with CNPJ/MF under No. 62.657.242/0001-00, registered with CRC/SP under nº 2SP000233/O-3, headquartered in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 1893, 6º andar, Jardim Paulistano, CEP 01452-001 (“Magalhães Andrade”), engaged as the appraisal firm responsible for the preparation of the Spin-Off Appraisal Report and Merger Appraisal Report:

(i)           Recommended appraiser. For the preparation of the Spin-Off Appraisal Report and Merger Appraisal Report, the Company’s management recommended the engagement of the independent firm Magalhães Andrade.

(ii)         Description of the technical qualification of Magalhães Andrade. The description of the technical qualification of Magalhães Andrade for the preparation of the Spin-Off Appraisal Report and Merger Appraisal Report is included in Exhibit III hereto.

(iii)        Work proposal. The work proposal presented by Magalhães Andrade to the Company is available for consultation by the shareholders at the Company’s head office.

(iv)        Relationship between Magalhães Andrade, the Company and the related parties over the last 3 (three) years. The list of the work performed by Magalhães Andrade over the last 3 (three) years is included in Exhibit IV hereto.

4             ABSENCE OF REPORTS OF ARTICLE 264 OF BRAZILIAN CORPORATE LAW

In addition to the abovementioned considerations, the Company emphasizes that, in the context of the Transactions, the reports set forth in article 264, of the Brazilian Corporate Law, shall not be prepared due to the following reasons:

      (i)            the absence, in the context of the Merger, of exchange of shares, as well as the lack of Sé’s minority shareholders to be under custody, as Sé’s total shares are held by the Company; and

    (ii)            in the context of the Spin-Off, the absence of exchange of shares, and the report set forth in article 264, of the Brazilian Corporate Law, would be prepared solely for purposes of information.

5             CORPORATE APPROVALS

This proposal was approved by the Company’s board of directors and recommended by the Company’s audit committee at the meetings held on 18 November 2015 and 16 November 2015, respectively, according to the minutes available at the Company’s head office and respective websites of the Company (www.gpari.com.br/), CVM (www.cvm.gov.br) and BM&FBOVESPA (www.bmfbovespa.com.br).

6             PROPOSAL OF AMENDMENT OF THE BY-LAWS

Pursuant to the provisions of Article 11 of the CVM Instruction No. 481 and due to the proposal of the amendment of Article 2 of the Company’s By-laws in order to include, in the Company’s corporate purposes, the activity of “import of beverages, wines and vinegars”, the management attaches to this Proposal the following documents: (i) copy of the consolidated By-laws reflecting the proposed amendments, as Exhibit V; (ii) report explaining the origin and justification of the proposed amendments, as Exhibit VI; and (iii) table comparing the (a) current and (b) proposed versions of the By-laws, analyzing its legal and economic effects, as Exhibit VII.

7             MATTERS TO BE RESOLVED AT THE EGSM

The following matters shall be resolved at the EGSM:

     (i)        approval of the merger into the Company of the spun-off assets of Nova Pontocom, assuming that the total and disproportional spin-off of Nova Pontocom is approved and completed;

    (ii)        approval of the merger, into the Company, of Sé, with the subsequent absorption by the Company of Sé’s total net equity;

   (iii)    ratification of the appointment of Magalhães Andrade as the expert company responsible for the elaboration of the appraisal report of Nova Pontocom’s spun-off assets, at the base date of September 30, 2015, and the net equity of Sé, at the base date of 30 September 2015, for purposes of the Transactions;

  (iv)      approval of the Spin-Off Appraisal Report and Merger Appraisal Report;

   (v)     if the abovementioned matters are approved, authorization and ratification of all the necessary acts practiced by the Company’s managers for the effectiveness of the proposed resolutions, as approved by the Company’s shareholders;

  (vi)      amendment of Article 2 of the Company’s By-laws, in order to include, in the Company’s business purposes, the activity of “import of beverages, wines and vinegars”; and

 (vii)      approval, in view of the resolutions above, of the restatement of the Company’s By-laws.

8             CONCLUSIONS

Based on the abovementioned reasons and in accordance with the Brazilian Corporate Law, Company’s By-laws and provisions set forth in this Proposal, the Company’s management recommends the approval of the Transactions, as well as the approval of the proposed amendment to the Company’s By-laws, at the EGSM, to be held on 22 December 2015, as well as the other related matters, as described above.

Finally, the management emphasizes that this Proposal, the Spin-Off Appraisal Report, the Merger Appraisal Report, the Spin-Off Protocol and the Merger Protocol are available at the Company’s head office and respective websites of the Company (www.gpari.com.br/), CVM (www.cvm.gov.br) and BM&FBOVESPA (www.bmfbovespa.com.br).

São Paulo, 4 December 2015

MANAGEMENT
 PARTICIPATION OF SHAREHOLDERS AT THE EGSM

The EGSM may be attended by the shareholders holding the shares issued by the Company, by themselves, their legal representatives or their attorneys-in-fact, provided that such shares are recorded on the shareholders’ respective names with the financial institution responsible for the Company’s bookkeeping services, as set forth in article 126 of the Brazilian Corporate Law.

The shareholders shall arrive before the time indicated in the EGSM call notice, bearing the updated certificate of the Company’s shares, issued by the financial institution providing bookkeeping services and/or custody agent, as well as the following documents:

(i)            individuals: identification document with photo;

(ii)          legal entities: registered copy of the last restated by-laws or articles of association and corporate documentation granting the representation powers (minutes of the election of the executive officers and/or proxy), as well as identification document with photo of the legal representative(s); and

(iii)        investment funds: registered copy of the last restated regulation of the fund or articles of association of the fund’s manager, in addition to the corporate documentation granting the representation powers (minutes of the election of the executive officers and/or proxy), as well as identification document with photo of the legal representative(s).

The shareholders and their legal representatives shall attend to the EGSM bearing their identity documents. In relation to the representation by proxy, the shareholders shall submit the mandate under applicable law tot eh Company’s Corporate Legal Department, at Av. Brigadeiro Luis Antônio, 3142, city of São Paulo, State of São Paulo, through 18 December, at 6:00 p.m.

EXHIBIT I-A TO THE MANAGEMENT PROPOSAL

INFORMATION ON RELATED PARTIES
(pursuant to article 8 of CVM Instruction No. 481)

SPIN-OFF;

1             Name and qualification of the related parties:

(i)           Via Varejo S.A., publicly-held company, headquartered in the city of São Caetano do Sul, State of São Paulo, at Rua João Pessoa, No. 83, Centro, CEP 09520-010, enrolled with CNPJ/MF under No. 33.041.260/0652-90 and with JUCESP under NIRE 35.300.394.925; and

(ii)          Nova Pontocom Comércio Eletrônico S.A., corporation headquartered in the city of São Paulo, State of São Paulo, at Rua Gomes de Carvalho, No. 1.609, 3rd to 7th floors, CEP 04547-006, enrolled with CNPJ/MF under No. 09.358.108/0001-25 and with JUCESP under NIRE 35.300.386.540.

2             Nature of relationship between the related party and the Company:

The Company is the shareholder of Via Varejo, holding interest of 43.4% in its total corporate capital.

The Company is also the shareholder of Nova Pontocom, holding interest of 53.2% of its total corporate capital.

3             Number of shares and other securities issued by the Company and held by the interested related party, directly or indirectly:

Via Varejo and Nova Pontocom do not hold any share or security issued by the Company.

4             Eventual outstanding balances, payables and receivables, between the parties:

On 5 November 2015, Via Varejo and Nova Pontocom executed an Agreement Term, under which they ratified the absorption of accumulated losses of Nova Pontocom in the amount of eight million, nine hundred ninety thousand, three hundred and twenty-eight reais and sixty-one cents (R$ 8,990,328.61) to "shareholders’ account" of Nova Pontocom. On 30 September 2015, this account had a balance equivalent to sixty three million, nine hundred and thirty-seven thousand, four hundred and seventeen reais and thirty-nine cents (R$ 63,937,417.39) related to loan agreements entered into by Nova Pontocom, as the debtor, and Via Varejo, as the creditor.

On the same date, the Company and Nova Pontocom executed an Agreement Term, under which they ratified the absorption of accumulated losses of Nova Pontocom in the amount of ten million, eight hundred ninety-five thousand, six hundred and forty-five reais and twenty-two cents (R$ 10,895,645.22) to "shareholders’ account" of Nova Pontocom. On 30 September 2015, this account had a balance equivalent to sixty-five million, two hundred forty-eight thousand, three hundred ninety-three reais and eighty-nine cents (R$ 65,248,393.89) related to loan agreements entered into by Nova Pontocom, as the debtor, and the Company, as the creditor.

Since the minority shareholders of Nova Pontocom did not have, at the time of the absorption of losses, credits against Nova Pontocom as a result of loan agreements, such as the Company and Via Varejo, the absorption of losses was carried out only against the Company’s and Via Varejo’s shareholders.

The assets and liabilities related to the current agreements between Nova Pontocom and the Company, and between Nova Pontocom and Via Varejo, which are described in Exhibit 4.1.2(vii) to the Spin-Off Protocol, shall be liquidated by means of equity merger.

5             Detailed description of the nature and extension of the interest under discussion:

The Spin-Off proposal shall be submitted for resolution at the Company’s extraordinary general shareholders’ meeting, to be held on 22 December 2015.

6             As described in item 2 of the Spin-Off Protocol, the Company is interested in the approval of the Spin-Off, considering that the Spin-Off shall result in benefits of equity and financial nature to the Company, and shall optimize the corporate structure of the group to which the Company is part, enabling more autonomy and flexibility to the Company in order to manage its investments, upon approval of the Spin-Off.Management recommendation about the proposal, emphasizing the advantages and disadvantages of the transaction to the Company:

Management analyzed the Spin-Off according to the Company’s interests and concluded that the Spin-Off meets the Company’s and its shareholders’ best interests.

The Spin-Off shall be carried out under the terms of the Spin-Off set forth in the Shareholders’ Agreement of Nova Pontocom, entered into among the Company and all other shareholders of Nova Pontocom on 23 July 2014, in the context of the group’s E-Commerce Business Combination, which is aligned with the strategy for optimization of the Company’s corporate structure. In this regard, in the management’s opinion, the Spin-Off benefits the Company’s shareholders, regardless of type or class, because, once the capital shall not be increased as a result of the Spin-Off, the interest currently held by the shareholders in the Company’s corporate capital shall not be diluted.

7             In the event the matter subject to meeting’s approval is an agreement subject to the rules set forth in article 245 of Law 6404, of 1976.

Not applicable.

EXHIBIT I-B TO THE MANAGEMENT PROPOSAL

INFORMATION ON RELATED PARTIES
(pursuant to article 8 of CVM Instruction No. 481)

MERGER

1             Name and qualification of the interested related party:

(i)           Sé Supermercados Ltda., limited-liability company, headquartered in the city of São Paulo, State of São Paulo, at Av. Brigadeiro Luís Antônio, 3172, Jardim Paulista, CEP 01402-002, enrolled with CNPJ/MF under No. 01.545.828/0001-98 and with JUCESP under NIRE 35.215.818.694.

2             Nature of the relationship between the interested related party and the Company:

The Company holds 100% of the shares representing Sé’s corporate capital.

3             Number of shares and other securities issued by the Company and held by the interested related party, directly or indirectly:

Sé does not hold any share or other security issued by the Company.

4             Eventual outstanding balances, payables and receivables, between the parties:

As of the date hereof, there are no outstanding balances, payables or receivables between the Company and Sé.

5             Detailed description of the nature and extension of the interest under discussion:

The Merger proposal shall be submitted for approval at the Company’s extraordinary general shareholders’ meeting, to be held on 22 December 2015.

As described in item 2 of the Merger Protocol, the Company is interested in the approval of the Merger, considering that the Company shall be able to optimize its current structure, as well as reduce the administrative costs, benefiting from the synergy generated.

6             Management recommendation about the proposal, emphasizing the advantages and disadvantages of the transaction to the Company:

Management analyzed the Merger according to the Company’s interests and concluded that the Merger meets the Company’s and its shareholders’ best interests.

Sé’s Merger shall result in equity, legal and financial benefits, including:

(i)            the optimization of the group’s corporate structure to which the Company belongs; and

(ii)           the administrative cost reduction and compliance with accessory obligations, benefiting from the synergy generated.

In this regard, in the management’s opinion, the Merger benefits the Company’s shareholders, regardless of type or class, because, once the capital shall not be increased as a result of the Merger, the interest currently held by the shareholders in the Company’s corporate capital shall not be diluted.

7             In the event the matter subject to meeting’s approval is an agreement subject to the rules set forth in article 245 of Law 6404, of 1976.

Not applicable.

EXHIBIT II-A TO THE MANAGEMENT PROPOSAL

INFORMATION ON THE REORGANIZATION
(pursuant to exhibit 20-A of CVM Instruction No. 481)

SPIN-OFF

As set forth in article 20-A of CVM Instruction 481, the Company provides the following information to the extraordinary general shareholders’ meeting, to be held on 22 December 2015, at 11 am, in its head office:

1             Protocol and justification of the transaction, under the terms of articles 224 and 225 of Law 6404, of 1976.

The Spin-Off Protocol is described in Exhibit II-A(i) to this Proposal.

2            Other agreements or pre-agreements governing the exercise of the voting rights or transfer of shares issued by the surviving companies or companies resulting from the transaction, filed at the Company’s head office or to which the Company’s controller is a party.

Both the Company and Via Varejo are parties to Shareholders’ Agreements, which are duly filed at the companies’ head office, as well as available at the respective websites of the companies (www.gpari.com.br/ and ri.viavarejo.com.br/), CVM (www.cvm.gov.br) and BM&FBOVESPA (www.bmfbovespa.com.br).

3             Description of the transaction, including:

(a)           Terms and Conditions

The Spin-Off shall comprise the total and disproportional Spin-Off of Nova Pontocom and the transfer and merger of its Spun-Off Assets to the Acquiring Companies, proportionally to the respective interest in the Nova Pontocom’s corporate capital.

Nova Pontocom’s net equity, to be transferred to and merged into the Acquiring Companies, is composed of the assets and liabilities listed in Exhibit 4 to the Spin-Off Appraisal Report (“Spun-Off Assets”).

According to the Spin-Off Appraisal Report, the total book value of the Spun-Off Assets, to be merged into the Acquiring Companies, is equivalent to R$ 10,000.00 (ten thousand reais), as at 30 September 2015, out of which R$ 5,320.34 (five thousand, three hundred and twenty reais and thirty-four cents) shall be attributed to the Company.

The Spin-Off shall result in the extinction of Nova Pontocom. The Acquiring Companies’ corporate capital shall not be increased, as, by virtue of the merger of the Spun-Off Assets, the investment held by each of the Acquiring Companies in Nova Pontocom shall be cancelled and replaced for the assets and liabilities comprising the Spun-Off Assets attributed to each of the Acquiring Companies.

The balances of assets and liabilities relating to the current agreements between Nova Pontocom and the Company, and between Nova Pontocom and Via Varejo shall be liquidated by means of equity merger.

(b)          Indemnity obligations: (i) the managers of any of the companies involved in the transaction; (ii) should the transaction is not concluded.

None.

(c)            Comparative table of rights, advantages and restrictions of the shares of the companies involved in or resulting from the transaction, before and after the transaction.

If the Spin-Off is implemented, the shares issued by Nova Pontocom shall be cancelled and the common and preferred shares issued by the Company, Via Varejo and the quotas of QE Participações and Camberra Participações shall maintain the same rights and advantages prior to the Spin-Off.

(d)          Eventual approval by debentureholders or other creditors.

None.

(e)           Assets and liabilities comprising the shareholders’ equity, in the event of Spin-Off.

The spun-off portions of Nova Pontocom to be transferred to each one of the Acquiring Companies shall be composed of the following assets and liabilities, as described in the Spin-Off Protocol:

	Spun-Off Company	Acquiring Companies
	Nova Pontocom	Company	Via Varejo	QE Participações	Camberra Participações
Assets	230,816,512.82	155,935,673.39	74,880.549.74	272.26	17.42
Liabilities	230,806,512.82	155,930,353.05	74,876.159.77	0.00	0.00
Net Equity	10,000.00	5,320.34	4,389.97	272.26	17.42

(f)            Intention of the resulting companies to obtain the registry as issuer of securities.

The Company and Via Varejo already have the registry as issuer of securities with the CVM. QE Participações and Camberra Participações, in turn, do not intend to obtain such registry.

4             Corporate business plans, mainly in relation to specific corporate events to be promoted.

The Spin-Off will not modify the conduction of the corporate business of the Company, considering that the Spin-Off represents a simple replacement of the Company’s interest in Nova Pontocom for the assets and liabilities comprising the respective Spun-Off Assets to be merged into the Company.

5             Analysis of the following aspects of the transaction:

(a)           Description of the main expected benefits, including: (i) synergies; (ii) tax benefits; and (iii) strategic advantages.

The Spin-Off shall be carried out under the terms of the Spin-Off set forth in the Shareholders’ Agreement of Nova Pontocom, entered into among the Company and all other shareholders of Nova Pontocom on 23 July 2014, in the context of the group’s E-Commerce Business Combination2, which is aligned with the strategy for optimization of the Company’s corporate structure.

(b)          Costs

According to the Acquiring Companies’ management, the costs of the Spin-Off shall total approximately R$ 300,000.00 (three hundred thousand reais), including the expenses with advertising, auditors, appraisers, legal counsel and other professionals engaged to advise the reorganization.

(c)           Risk Factors

Considering that Nova Pontocom is a non-operational holding, there shall be no operational, commercial, financial, contractual or technological risks. The Company’s management may, however, not be able to successfully implement the expected optimization of the corporate structure as a result of the Spin-Off.

(d)          In the event of a related-party transaction, eventual alternatives that could have been adopted to reach the same purposes, indicating the reasons for not considering these alternatives.

Not applicable. The Spin-Off shall be conducted in accordance with the Shareholders’ Agreement of Nova Pontocom, entered into by and among the Company and all the other shareholders of Nova Pontocom, on 23 July 2014, which execution was approved in accordance with the corporate governance rules in force at the time. At the time and recently, the Company conducted general studies on the alternatives that could have been adopted alternatively to the Spin-Off, analyzing and comparing all the options, concluding that the Spin-Off, as it has been presented in this Proposal, is the option that has been shown to be more efficient and compatible with the purposes and expectation of the Company.

(e)           Exchange ratio.

Not applicable, bearing in mind there will be no capital increase of the Acquiring Companies because of the Spin-Off.

(f)            In the transactions involving controlling, controlled companies or companies under common control:

(i)                 Exchange ratio of shares calculated according to article 264 of Law 6404 of 1976.

Not applicable. See item 5(e) above.

(ii)               Detailed description of the process of negotiation of the exchange ratio and other terms and conditions of the transaction.

Not applicable. See item 5(e) above.

(iii)             In case the transaction has been preceded, in the last twelve (12) months, by a purchase of control or purchase of block control interest: (a) Comparative analysis of the exchange ratio and of the price paid in the purchase of control; and (b) Reasons that justify any potential differences of appraisal in the different transactions.

2 Subject to the material facts disclosed on May 6, 2014, June 4, 2014 and July 24, 2014.

Not applicable. See item 5(e) above.

(iv)              Justification of why the exchange ratio is commutative, with the description of the procedures and criteria adopted to guarantee the commutativity of the transaction or, in case the exchange ratio is not commutative, details of the payment or equivalent measures adopted to guarantee the adequate compensation.

Not applicable. See item 5(e) above.

6             Copies of the minutes of all the meetings of the board of directors, audit committee and special committees in which the transaction has been discussed, including any dissenting votes.

The minutes of the meetings of the board of directors and the minutes of the meeting of the audit committee of the Company, which discussed and/or approved the terms of the Spin-Off, are attached in Exhibit II-(iii) to this Proposal.

Said minutes have also been made available at the Company’s head office and the respective websites of the Company (www.gpari.com.br/), CVM (www.cvm.gov.br) and BM&FBOVESPA (www.bmfbovespa.com.br).

7             Copies of studies, presentations, reports, opinions, views or reports on appraisal of those engaged in the transaction made available to the controlling shareholder in any stage of the transaction.

The Spin-Off Appraisal Report is contained in Exhibit II-A(ii) to this Proposal.

7.1       Identification of any potential conflicts of interest between the financial institutions, companies and professionals that have prepared the documents referred to in item 7 and the companies engaged in the transaction.

None.

8             Projects of by-laws or related amendments of the companies resulting from the transaction.

The by-laws and articles of association, as applicable, of the Company, of Via Varejo, of QE Participações and of Camberra Participações shall not be amended.

9             Financial statements used for purposes of the transaction, according to the specific standard.

By virtue of the provisions set forth in article 10 of CVM Instruction 565, of 15 June 2015 (“CVM Instruction 565”), this item shall not apply to the Company, bearing in mind there shall be no capital increase, exchange ratio between the shares of Nova Pontocom and the shares and, as the case may be, the quotas of the Acquiring Companies or dilution of the shareholders and partners of the Acquiring Companies.

In relation to Nova Pontocom, the Spin-Off will be carried out considering the equity book value of the Spun-Off Assets, as reflected in the balance sheet of the Nova Pontocom as at 30 September 2015, which is contained in Exhibit 1 to the Spin-Off Appraisal Report, comprising of Exhibit II-A(ii) to this Proposal.

10          Pro forma financial statements prepared for the purposes of the transaction, according to the specific standard.

Not applicable, due to the provisions set forth in article 10 of CVM Instruction 565, bearing in mind there shall be no dilution of the shareholders of the Company because of the Spin-Off.

11          Document containing information on the companies directly engaged other than publicly-held companies.

Not applicable, given the fact that QE Participações and Camberra Participações do not have assets or liabilities of any nature, except for their equity participation in the capital stock of Nova Pontocom.

12          Description of the capital structure and control after the transaction, according to item 15 of the form.

Not applicable, since there shall be no change in the capital structure and control of the Company after the Spin-Off.

13          Number, class, kind and type of securities of each company engaged in the transaction held by any other companies engaged in the transaction, or by persons linked to such companies, as defined by the rules governing the public offering for purchase of shares.

The securities held by the companies engaged in the Spin-Off and by persons linked to them are:

(i)            Company in Via Varejo: 410,352,691 common shares and 149,168,394 preferred shares;

(ii)           Company in Nova Pontocom: 32,290,656 common shares;

(iii)          Via Varejo in Nova Pontocom: 26,643,996 common shares;

(iv)         QE Participações in Nova Pontocom: 1,652,465 common shares;

(v)          Camberra Participações in Nova Pontocom: 105,721 common shares;

(vi)         Wilkes Participações S.A. (Company’s controlling shareholder) in the Company: 94,019,178 common shares;

(vii)        German Pasquale Quiroga Vilardo in Via Varejo: 65,467 units (each unit being comprised of 2 preferred shares and 1 common share);

(viii)       German Pasquale Quiroga Vilardo in the Company: 78 preferred shares; and

(ix)         Marcel Baldi Jacob in the Company: 26 preferred shares.

In relation to the QE Participações and to the Camberra Participações, the shareholding structure is as follows:

QE Participações

Partner	Number of quotas
German Pasquale Quiroga Vilardo	14,821,671
Eduardo Khair Chalita	14,821,671
Total	29,643,342

Camberra Participações

Partner	Number of quotas
Cintia Mendonça	18,586
Demetrius Ferreira da Silva	10,617
Deni Yuko Higa	86,306
Gabriel Chagas Cordeiro	9,293
Hilda Luzia Kozlowski	53,108
José Ricardo Ficher Tancredi	37,172
Julia Barreto Rueff	18,586
Lilian Tiemi Takada	37,172
Lucas Correia dos Santos	34,512
Luciano de Freitas Manolio	37,172
Marcel Baldi Jacob	26,544
Marcelo Luiz Pagotto Recco	37,172
Marcelo Machado Estevão	17,261
Marcia Teixeira	18,586
Marcio Vianna de Melo	37,172
Marco Antonio Andre Provetti	55,758
Regis Borghi	185,870
Valeria de Almeida Valentim	37,172
Vicente Rodrigues de Rezende Filho	185,870
Werner Germano Dopheide	63,726
Total	1,007,655

14          Exposure of any of the companies engaged in the transaction, or of people related to them, as defined by the rules that address the public offering for purchase of shares, in derivatives referenced in securities issued by the other companies engaged in the transaction.

Not applicable.

15          Report covering all transactions conducted in the last 6 (six) months by the persons named below with securities issued by the companies engaged in the transaction:

The transactions performed in the last six (6) months by the companies involved in the Spin-Off and related parties are described below:

(i)            by the minority shareholders of Nova Pontocom with shares of Nova Pontocom:

Month	Transaction	Security involved	Number of shares involved	% in relation to the class and type of the security	Average price[3]
October	Payment in kind of the shares issued by Nova Pontocom by the shareholders of QE Participações to the Company.	Common Shares	559,770	0.92%	BRL 63.52755238
October	Transfer of shares of Nova Pontocom held in treasury to some of Camberra Participações’ partners, under the stock option plan.	Common Shares	66,302	0.11%	BRL 8.57
October	Restitution of the shares fiduciary held by some of Camberra Participações’ partners to QE Participações’ partners.	Common Shares	10	0.00%	Free

3 Average price per share, per type of transaction.

(ii)           by the Company with shares of Nova Pontocom:

Month	Transaction	Security involved	Number of shares involved	% in relation to the class and type of the security	Average price
October	Receipt of shares issued by Nova Pontocom by QE Participações’ partners (payment in kind).	Common Shares	559,770	0.92%	BRL 63.52755238

(iii)          by the Board of Officers of the Company with shares of the Company:

Month	Transaction	Security involved	Number of shares involved	% in relation to the class and type of the security	Average price
April	Sale	Preferred Shares	192	0.00%	BRL 101.88
May	Stock Option Plan	Preferred Shares	10,513	0.01%	BRL 29.77
June	Sale	Preferred Shares	17,022	0.00%	R$ 82.62
June	Acquisition	Preferred Shares	16,762	0.01%	R$ 82.75
July	Sale	Preferred Shares	285	0.00%	BRL 69.61
August	Sale	Preferred Shares	310	0.00%	BRL 64.26

(iv)         by the controlling shareholders of the Company with shares of the Company:

Month	Transaction	Security involved	Number of shares involved	% in relation to the class and type of the security	Average price
August	Transfer of shares from Casino, Guichard-Perrachon S.A. to Segisor S.A.	Common Shares	5,600,051	5.62%	BRL 100.00
August	Transfer of shares from Segisor S.A. to Almacenes Exito S.A.	Common Share	1	0.00%	BRL 100.00
August	Transfer of shares from Segisor S.A. to Geant International B.V.	Preferred Shares	13,460	0.01%	BRL 69.55
August	Transfer of ADRs from Segisor S.A. to Geant International B.V.	American Depositary Receipts (ADR)	8,907,123	5.37%	USD 20.27
August	Transfer of shares from Sudaco Participações Ltda. to Wilkes Participações S.A.	Common Shares	28,619,178	28.71%	N/A4
August	Transfer of shares from Sudaco Participações Ltda. to Wilkes Participações S.A.	Common Shares	28,619,178	28.71%	N/A5
August	Transfer of shares from Pincher LLC’s to Geant International B.V.	Preferred Shares	115,235	0.07%	BRL 69.55

4 The transaction resulted from the merger of Sudaco Participações Ltda. into Wilkes Participações S.A. on 17 August 2015.

5 The transaction resulted from the merger of Sudaco Participações Ltda. into Wilkes Participações S.A. on 17 August 2015.

(v)          by the Board of Officers of Via Varejo with shares of Via Varejo:

Month	Transaction	Security involved	Number of shares involved	% in relation to the class and type of the security	Average price
September	Purchase	Units (1 common share and 2 preferred shares)	5,000 units (5,000 common shares and 10,000 preferred shares)	Total: 0.00% Common Shares: 0.00% Preferred Shares: 0.00%	BRL 4.70

16         Document, whereby the Special Independent Committee submitted its recommendations to the Board of Directors, in case the transaction has been negotiated according to the Opinion on CVM Guideline 35, of 2008.

Not applicable.

EXHIBIT II-B TO THE MANAGEMENT PROPOSAL

INFORMATION ON THE REORGANIZATION
(pursuant to exhibit 20-A of CVM Instruction No. 481)

MERGER

As set forth in article 20-A of CVM Instruction 481, the Company provides the following information to the extraordinary general shareholders’ meeting, to be held on 22 December 2015, at 11 am, in its head office:

1             Protocol and justification of the transaction, under the terms of articles 224 and 225 of Law 6404, of 1976.

The Merger Protocol is described in Exhibit II-B(i) to this Proposal.

2            Other agreements or pre-agreements governing the exercise of the voting rights or transfer of shares issued by the surviving companies or companies resulting from the transaction, filed at the Company’s head office or to which the Company’s controller is a party.

The Company is a party to the Shareholders’ Agreement, which is duly filed at the Company’s head office, as well as available at the respective websites of the Company (www.gpari.com.br/), CVM (www.cvm.gov.br) and BM&FBOVESPA (www.bmfbovespa.com.br).

Sé does not have any agreement or pre-agreement governing its right to vote or the transfer of shares.

3             Description of the transaction, including:

(a)           Terms and Conditions

The Merger consists in the absorption of Sé, company whose shares are 100% held by the Company itself, with consequent termination of Sé and succession in all of its rights and obligations by the Company. Consequently, all the elements of the assets and liabilities of Sé shall be absorbed by the Company.

The Merger shall not result in increase of the corporate capital of the Company, since the net assets of Sé shall be entirely absorbed by the Company in replacement for the Sé’s shares, of which the Company holds, shall be cancelled upon the Merger. The interest of the Company in Sé shall be replaced, on the balance sheet of the Company, for the assets and liabilities listed on Exhibit 1 to the Merger Appraisal Report, which comprise the Sé’s net equity, at the respective book value. The corporate capital of the Company shall remain unchanged, reason why it is not necessary to establish any exchange ratio.

According to the Merger Appraisal Report, the total book value of Sé’s net equity equals to R$ 2,713,030,406.64 (two billion, seven hundred and thirteen million, thirty thousand, four hundred and six reais and sixty four cents), as at September 30, 2015.

(b)          Indemnity obligations: (i) the managers of any of the companies involved in the transaction; (ii) should the transaction is not concluded.

None.

(c)           Comparative table of rights, advantages and restrictions of the shares of the companies involved in or resulting from the transaction, before and after the transaction.

If the Merger is approved, the common and preferred shares issued by the Company shall maintain the same rights and advantages prior to the Merger.

(d)          Eventual approval by debentureholders or other creditors.

None.

(e)           Assets and liabilities comprising the shareholders’ equity, in the event of Spin-Off.

Not applicable.

(f)            Interest of the resulting companies to obtain the registry as issuer of securities.

The Company already has the registry as issuer of securities with the CVM.

4             Corporate business plans, mainly in relation to specific corporate events to be promoted.

The Merger shall not change the performance of the Company’s corporate businesses, as the Merger is a mere replacement of the Company’s interest in Sé for the assets and liabilities comprising the absorbed net equity. The Company, therefore shall continue, after the Merger, to develop the activities comprising its corporate purpose.

5             Analysis of the following aspects of the transaction:

(a)         Description of the main expected benefits, including: (i) synergies; (ii) tax benefits; and (iii) strategic advantages.

Sé’s Merger shall result in equity, legal and financial benefits, including:

(i)            the optimization of the group’s corporate structure to which the Company belongs; and

(ii)           the administrative cost reduction and compliance with accessory obligations, benefiting from the synergy generated.

(b)        Costs.

According to the Company’s management, the costs of the Merger shall total approximately R$ 300,000.00 (three hundred thousand reais), including the expenses with advertising, auditors, appraisers, legal counsel and other professionals engaged to advise the reorganization.

(c) Risk Factors

The aim of the Merger, is to integrate the business of the Company and of Sé and use the synergies obtained with such integration. This integration process can result in operating, business, financial, contractual and technological difficulties, which can prevent the expected synergies from being used, or result in unforeseen losses or expenses. The Company’s management may, therefore, not be able to successfully implement the intended integration, or obtain the expected returns on the investments related to the Merger, which may adversely affect the Company.

(d)        In case of transaction with related party, any alternatives that could have been used to achieve the same goals, stating the reasons why those alternatives have been discarded.

Not applicable. The Company conducted general studies on the alternatives that could have been adopted alternatively to the Merger, analyzing and comparing all the transactions. At the end of such process, the Company decided to carry out the Merger, as it has been presented in this Proposal, since it has been shown to be more efficient and compatible with the purposes and expectation of the Company.

(e)         Exchange ratio.

Not applicable, bearing in mind there shall be no capital increase of the Company as a result of the Merger.

(f)         In the transactions involving controlling, controlled companies, or companies under common control:

(i)                 Exchange ratio of shares calculated according to article 264 of the Law 6404, of 1976.

Not applicable. See item 5(e) above.

(ii)               Detailed description of the negotiation process of the exchange ratio and other terms and conditions of the transaction.

Not applicable. See item 5(e) above.

(iii)             In case the transaction has been preceded, in the last twelve (12) months, by a purchase of control or purchase of block control interest: (a) Comparative analysis of the exchange ratio and of the price paid in the purchase of control; and (b) Reasons that justify any potential differences of appraisal in the different transactions.

Not applicable. See item 5(e) above.

(iv)              Justification of why the exchange ratio is commutative, with the description of the procedures and criteria adopted to guarantee the commutativity of the transaction or, in case the exchange ratio is not commutative, details of the payment or equivalent measures adopted to guarantee the adequate compensation.

Not applicable. See item 5(e) above.

6             Copies of the minutes of all the meetings of the board of directors, audit committee and special committee on which the transaction has been discussed, including any dissident votes.

The minutes of the meetings of the board of directors and of the audit committees approving the terms of the Merger are contained in Exhibit II-(iii) to this Proposal.

Said minutes have also been made available at the principal place of business of the Company and on the respective electronic pages of the Company (www.gpari.com.br/), of CVM (www.cvm.gov.br) and of BM&FBOVESPA (www.bmfbovespa.com.br).

7             Copies of studies, presentations, reports, opinions, or appraisal reports on those engaged in the transaction available to the controlling shareholder in any stage of the transaction.

The Merger Appraisal Report is contained in Exhibit II-B(ii) to this Proposal.

7.1       Identification of any potential conflicts of interest between the financial institutions, companies and the professionals that have prepared the documents referred to in item 7 and the companies engaged in the transaction.

None.

8             Projects of articles of incorporation or statutory amendments of the companies resulting from the transaction.

The articles of incorporation of the Company will not be amended.

9             Financial statements used for the purposes of the transaction, according to the specific standard.

By virtue of the provisions set forth in article 10 of CVM Instruction No. 565, this item shall not apply to the Company, bearing in mind there will be no capital increase, exchange ratio between the ownership units of Sé and shares of the Company or dilution of the shareholders of the Company.

The Merger will be carried out considering the value of the net equity of Sé, as reflected in its balance sheet on the base date of September 30, 2015, which is contained in the Exhibit 1 to the Merger Appraisal Report, comprising the Exhibit II-B(ii) to this Proposal.

10          Pro forma financial statements prepared for purposes of the transaction, according to the specific standard.

Not applicable, by virtue of the provision set forth in article 10 of CVM Instruction No. 565, bearing in mind that there will be no dilution of the Company’s shareholders resulting from the Merger.

11          Document containing information on the directly engaged companies other than publicly traded companies.

The last amendment to the articles of association of Sé is attached in the Exhibit II-B(iv) to this Proposal. Considering that Sé’s quotas are fully held by the Company, all information required under items (a) to (d) of this item are already reflected in the reference form of the Company.

12          Description of the capital structure and control after the transaction, according to item 15 of the form.

Not applicable, since there will be no change in the capital structure and control of the Company after the Merger.

13        Number, class, kind and type of the securities of each company engaged in the transaction held by any other companies engaged in the transaction, or by persons related to such companies, as defined by the rules addressing the public offering for purchase of shares.

The Company holds three hundred and sixty-six million, two hundred and sixty-seven thousand and thirty-four (366,267,034) quotas in Sé. Sé does not hold any shares issued by the Company.

14        Exposure of any of the companies engaged in the transaction, or of persons related to them, as defined by the rules that address the public offering for purchase of shares, in derivatives referenced in securities issued by the other companies engaged in the transaction.

Not applicable.

15          Report covering all transactions carried out in the past six (06) months by the persons named below with securities issued by the companies involved in the transaction:

The transactions performed in the last six (6) months by the companies involved in the Spin-Off and related parties are described below:

(i)            by the Board of Officers of the Company with shares of the Company:

Month	Transaction	Security involved	Number of shares involved	% in relation to the class and type of the security	Average price
April	Sale	Preferred Shares	192	0.00%	BRL 101.88
May	Stock Option Plan	Preferred Shares	10,513	0.01%	BRL 29.77
June	Sale	Preferred Shares	17,022	0.00%	R$ 82.62
June	Acquisition	Preferred Shares	16,762	0.01%	R$ 82.75
July	Sale	Preferred Shares	285	0.00%	BRL 69.61
August	Sale	Preferred Shares	310	0.00%	BRL 64.26

(ii)           by the controlling shareholders of the Company with shares of the Company:

Month	Transaction	Security involved	Number of shares involved	% in relation to the class and type of the security	Average price
August	Transfer of shares from Casino, Guichard-Perrachon S.A. to Segisor S.A.	Common Shares	5,600,051	5.62%	BRL 100.00
August	Transfer of shares from Segisor S.A. to Almacenes Exito S.A.	Common Share	1	0.00%	BRL 100.00
August	Transfer of shares from Segisor S.A. to Geant International B.V.	Preferred Shares	13,460	0.01%	BRL 69.55
August	Transfer of ADRs from Segisor S.A. to Geant International B.V.	American Depositary Receipts (ADR)	8,907,123	5.37%	USD 20.27
August	Transfer of shares from Sudaco Participações Ltda. to Wilkes Participações S.A.	Common Shares	28,619,178	28.71%	N/A6
August	Transfer of shares from Sudaco Participações Ltda. to Wilkes Participações S.A.	Common Shares	28,619,178	28.71%	N/A7
August	Transfer of shares from Pincher LLC’s to Geant International B.V.	Preferred Shares	115,235	0.07%	BRL 69.55

16          Document whereby the Special Independent Committee submitted its recommendations to the Board of Directors, in case the transaction has been carried out according to the Opinion on CVM Guideline Nº 35, of 2008.

Not applicable.

6 The transaction resulted from the merger of Sudaco Participações Ltda. into Wilkes Participações S.A. on 17 August 2015.

7 The transaction resulted from the merger of Sudaco Participações Ltda. into Wilkes Participações S.A. on 17 August 2015.

EXHIBIT II-A(i) TO THE MANAGEMENT PROPOSAL

TOTAL SPIN-OFF PROTOCOL AND JUSTIFICATION OF
NOVA PONTOCOM COMÉRCIO ELETRÔNICO S.A.

NOVA PONTOCOM COMÉRCIO ELETRÔNICO S.A., VIA VAREJO S.A., COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, QE PARTICIPAÇÕES LTDA. and CAMBERRA PARTICIPAÇÕES LTDA.
PROTOCOL AND JUSTIFICATION OF TOTAL SPIN-OFF OF NOVA PONTOCOM COMÉRCIO ELETRÔNICO S.A.

PROTOCOL AND JUSTIFICATION OF TOTAL SPIN-OFF OF NOVA PONTOCOM COMÉRCIO ELETRÔNICO S.A.

By this private instrument:

(1)          NOVA PONTOCOM COMÉRCIO ELETRÔNICO S.A., a closed corporation (sociedade por ações fechada) headquartered in the city of São Paulo, State of São Paulo, at Rua Gomes de Carvalho, nº 1.609, 3º ao 7º andares, zip code 04547-006, enrolled with the Brazilian Corporate Taxpayers’ Registry of the Ministry of Finance (“CNPJ/MF”) under No. 09.358.108/0001-25, and with the Board of Trade of the State of São Paulo (“JUCESP”) under NIRE 35.300.386.540, hereby represented pursuant to its By-laws (“Nova Pontocom”);

(2)          VIA VAREJO S.A., a publicly-held corporation (sociedade por ações aberta) headquartered in the city of São Caetano do Sul, State of São Paulo, at Rua João Pessoa, nº 83, Centro, zip code 09520-010, enrolled with CNPJ/MF under No. 33.041.260/0652-90 and with JUCESP under NIRE 35.300.394.925, hereby represented pursuant to its By-laws (“Via Varejo”);

(3)          COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, a publicly-held corporation (sociedade por ações aberta) headquartered in the city of São Paulo, State of São Paulo, at Av. Brigadeiro Luis Antônio, nº 3.142, zip code 01402-901, enrolled with CNPJ/MF under No. 47.508.411/0001-56 and with JUCESP under NIRE 35.300.089.901, hereby represented pursuant to its By-laws (“CBD”);

(4)         QE PARTICIPAÇÕES LTDA., a limited liability company under incorporation, headquartered in the city of São Paulo, State of São Paulo, at Rua das Açucenas, nº 206, Cidade Jardim, CEP 05673-040 (parte), hereby represented pursuant to its Articles of Association (“QE Participações”); and

(5)         CAMBERRA PARTICIPAÇÕES LTDA., a limited liability company under incorporation, headquartered in the city of São Paulo, State of São Paulo, hereby represented pursuant to its Articles of Association (“Camberra Participações” and jointly referred to with Nova Pontocom, Via Varejo, CBD and QE Participações as “Parties” and, individually, as “Party”).

THE PARTIES DECIDE, in compliance with the provisions set forth in Articles 224, 225, 227 and 229 of Law No. 6,404, dated December 15, 1976, as amended (“Brazilian Corporate Law”), to enter into this   Protocol and Justification of Total Spin-off (“Protocol”), which shall regulate the terms and conditions applicable to the total spin-off of Nova Pontocom followed by absorption of the respective spin-off assets, as indicated below, by Via Varejo, CBD, QE Participações and Camberra Participações (“Receiving Companies” and “Spin-off”, respectively), subject to the approvals referred to in Clause 4.2 below.

1             Purpose

The purpose of the Protocol is to establish the basis of the non-proportional Spin-off, upon subsequent transfer to each Receiving Companies of a portion of assets of Nova Pontocom proportionally to their interests in the net equity of Nova Pontocom, as provided for in Article 229, paragraph 3 and Article 229, paragraph 5, part two, of the Brazilian Corporate Law and pursuant to the spin-off provided for in the Shareholders’ Agreement of Nova Pontocom, entered into on 23 July, 2014 among all shareholders of Nova Pontocom, provided that the spin-off assets allocated to the merger will be transferred to the Receiving Companies, which will be resolved on by the board of directors and the shareholders of Nova Pontocom, the shareholders of Via Varejo and CBD and the shareholders of QE Participações and Camberra Participações.

2             Justification and interest of the Parties to perform the Spin-off

Management of Nova Pontocom and of the Receiving Companies understand that, if approved, the Spin-off will result in the transfer to, and the consequent absorption by, the Receiving Companies, of all assets and liabilities of Nova Pontocom, which will result in capital and financial nature benefits to the Parties and will optimize the corporate structure of the group to which they belong by enabling each of the Parties to have greater autonomy and flexibility to manage their investments.

3             Appraisal of Spin-off Assets

3.1       Spin-off Assets. As a result of the Spin-off, the total net equity of Nova Pontocom, comprised by the assets and liabilities described in the Report (as defined below), will be transferred to and received by the Receiving Companies, provided that:

(i)            the assets and liabilities of Via Varejo, equivalent to 43.900% of total amount of Spin-off Assets, are listed in Exhibit 4 attached to the Report (“Via Varejo Spin-off Assets”);

(ii)           the assets and liabilities da CBD, equivalent to 53.203% of total amount of Spin-off Assets, are listed in Exhibit 4 attached to the Report (“CBD Spin-off Assets”);

(iii)          the assets and liabilities da QE Participações, equivalent to 2.723% of total amount of Spin-off Assets, are listed in Exhibit 4 attached to the Report (“QE Participações Spin-off Assets); and

(iv)         the assets and liabilities da Camberra Participações, equivalent to 0.174% of total amount of Spin-off Assets, are listed in Exhibit 4 attached to the Report (“Camberra Participações Spin-off Assets” and, jointly with QE Participações Spin-off Assets, Via Varejo Spin-off Assets and CBD Spin-off Assets, the “Spin-off Assets”).

3.2       Appraisal. The Parties agree that, pursuant to the appraisal report provided for in Exhibit 3.2 attached hereto (“Report”), the book value of each of the Spin-off Assets was appraised by MAGALHÃES ANDRADE S/S AUDITORES INDEPENDENTES, enrolled with the Regional Accounting Council of the State of São Paulo under No. 2SP000233/O-3, and with CNPJ/MF under No. 62.657.242/0001-00, headquartered in the city of São Paulo, State of São Paulo, at Av. Brigadeiro Faria Lima, nº 1.893, 6º andar, Jardim Paulistano (“Appraisal Firm”), as of the date of reference on September 30, 2015, based on the balance sheet prepared by the management of Nova Pontocom as of the same date and for this specific purpose. Pursuant to the Report, the total book value of Spin-off Assets, to be absorbed by the Receiving Companies, is equivalent to R$ 10,000.00 (tem thousand reais), of which (i) R$ 4,389.97 (four thousand, three hundred and eighty nine and ninety seven cents) is equivalent to Via Varejo Spin-off Assets; (ii) R$ 5,320.34 (five thousand, three hundred and twenty reais and thirty four cents) is equivalent to CBD Spin-off Assets; (iii) R$ 272.27 (two hundred and seventy two reais and twenty seven cents) is equivalent to QE Participações Spin-off Assets; and (iv) R$ 17.42 (seventeen reais and forty two cents) is equivalent to Camberra Participações Spin-off Assets.

3.3         Spin-off Assets.

(i)            Via Varejo Spin-off Assets will be received by Via Varejo in replacement of 26,643,996 (twenty six million, six hundred and forty three Thousand, nine hundred and ninety six) shares issued by Nova Pontocom which are held by Via Varejo;

(ii)           CBD Spin-off Assets will be absorbed by CBD in replacement of 32,290,656 (thirty two million, two hundred and ninety thousand, six hundred and fifty six) shares issued by Nova Pontocom which are by CBD;

(iii)          QE Participações Spin-off Assets will be absorbed by QE Participações in replacement of 1,652,465 (one million, six hundred and fifty two Thousand, four hundred and sixty five) shares issued by Nova Pontocom which are held by QE Participações; and

(iv)          Camberra Participações Spin-off Assets will be absorbed by Camberra Participações in replacement of 105,721 (one hundred and five thousand, seven hundred and twenty one) shares issued by Nova Pontocom which are held by Camberra Participações.

3.4       Equity variations. If the proposed Spin-off is approved, the Receiving Companies shall receive and directly record in their respective financial statement potential equity variations resulting from the Spin-off Assets between base date 30 September 2015 and the date of receipt of Spin-off Assets by the Receiving Companies, if any, proportionally to their interests held in the corporate capital of Nova Pontocom.

3.5       Conflict. The Appraisal Firm represented not to be directly or indirectly interested in the Parties, or also, in the Spin-off itself, in a way that could prevent or affect the preparation of the Report requested to it, for purposes of the Spin-off.

4             General Spin-off Aspects

16.1        If the proposed Spin-off is approved, the Spin-off will be implemented pursuant to the following conditions:

4.1         Corporate Capital.

4.1.1        Current composition.

(i)            The corporate capital of Nova Pontocom, fully subscribed and paid up, amounts to R$ 50,741,294.71 (fifty million, seven hundred and forty one thousand, two hundred and ninety four and seventy one cents), divided into 60,692,838 (sixty million, six hundred and ninety two Thousand, eight hundred and thirty eight) common, registered shares with no par value, distributed among shareholders as follows:

Shareholder	Common Shares	Interest %
CBD	32,290,656	53.203
Via Varejo	26,643,996	43.900
QE Participações	1,652,465	2.723
Camberra Participações	105,721	0.174
Total	60,692,838	100.00

16.2

(ii)           The corporate capital of Via Varejo, fully subscribed and paid up, amounts to R$ 2,895,453,338.98 (two billion, eight hundred and ninety five million, four hundred and fifty three thousand, three hundred and thirty eight reais and ninety eight cents), divided into 1,290,885,925 (one billion, two hundred and ninety million, eight hundred and eight five thousand, nine hundred and twenty five) book-entry shares with no par value, (a) 655,869,693 (six hundred and fifty five million, eight hundred and sixty nine thousand, six hundred and ninety three) of which refer to common shares; and (b) 635,016,232 (six hundred and thirty five, sixteen thousand, two hundred and thirty two) of which refer to preferred shares;

(iii)          The corporate capital of CBD, fully subscribed and paid up, amounts to R$ 6,806,089,454.81 (six billion, eight hundred and six million, eighty nine thousand, four hundred and fifty four reais and eighty one cents), divided into 265,699,779 (two hundred and sixty five million, six hundred and ninety nine thousand, seven hundred and seventy nine) book-entry shares with no par value, (a) 99,679,851 (ninety nine million, six hundred and seventy nine, eight hundred and fifty one) of which refer to common shares; and (b) 166.019.928 (one hundred and sixty six million, nineteen thousand, nine hundred and twenty eight) of which refer to preferred shares;

(iv)         The corporate capital of QE Participações, fully subscribed and paid up, amounts to R$ 29,643,342.00 (twenty-nine million, six hundred forty-three thousand, three hundred forty-two reais), divided into 29,643,342 (twenty-nine million, six hundred forty-three thousand, three hundred forty-two) quotas, with par value of R$ 1.00 (one real) each, distributed among its partners as follows:

Partner	Quotas	Interest %
German Pasquale Quiroga Vilardo	14,821,671	50.00
Eduardo Khair Chalita	14,821,671	50.00
Total	29,643,342	100.00

(i)

(v)          The corporate capital of Camberra Participações, fully subscribed and paid up, amounts to R$ 1,007,655.00 (one million, seven thousand, six hundred fifty-five reais), divided into 1,007,655 (one million, seven thousand  and six hundred and fifty five) quotas, with par value of R$ 1.00 (one real) each, distributed among its partners as follows:

Partner	Quotas	Interest %
Cintia Mendonça	18,586	1.84%
Demetrius Ferreira da Silva	10,617	1.05%
Deni Yuko Higa	86,306	8.56%
Gabriel Chagas Cordeiro	9,293	0.92%
Hilda Luzia Kozlowski	53,108	5.27%

Partner	Quotas	Interest %
José Ricardo Ficher Tancredi	37,172	3.69%
Julia Barreto Rueff	18,586	1.84%
Lilian Tiemi Takada	37,172	3.69%
Lucas Correia dos Santos	34,512	3.43%
Luciano de Freitas Manolio	37,172	3.69%
Marcel Baldi Jacob	26,544	2.63%
Marcelo Luiz Pagotto Recco	37,172	3.69%
Marcelo Machado Estevão	17,261	1.71%
Marcia Teixeira	18,586	1.84%
Marcio Vianna de Melo	37,172	3.69%
Marco Antonio Andre Provetti	55,758	5.53%
Regis Borghi	185,870	18.45%
Valeria de Almeida Valentim	37,172	3.69%
Vicente Rodrigues de Rezende Filho	185,870	18.45%
Werner Germano Dopheide	63,726	6.32%
Total	1,007,655	100%

16.3

4.1.2        Spin-off Effects to the Parties. If approved, the Spin-off:

(i)            will result in the extinction of Nova Pontocom;

(ii)           will not result in the change of the corporate capital of Via Varejo, considering that, as a result of the Spin-off, the investment made by Via Varejo in Nova Pontocom will be cancelled and replaced with the assets and liabilities included in Via Varejo Spin-off Assets;

(iii)          will not result in the change of the corporate capital of CBD, considering that, as a result of the Spin-off, the investment made by CBD in Nova Pontocom will be cancelled and replaced with the assets and liabilities included in CBD Spin-off Assets;

(iv)         will not result in the change of the corporate capital of QE Participações, considering that, as a result of the Spin-off, the investment made by QE Participações in Nova Pontocom will be cancelled and replaced with assets and liabilities included in QE Participações Spin-off Assets;

(v)          will not result in the change of the corporate capital of Camberra Participações, considering that, as a result of the Spin-off, the investment made by Camberra Participações in Nova Pontocom will be cancelled and replaced with assets and liabilities included in Camberra Participações Spin-off Assets;

(vi)         will be carried out based on the total net equity of Nova Pontocom, upon transfer to the Receiving Companies of assets and liabilities proportionally to their interests held in Nova Pontocom;

(vii)        balances of assets and liabilities related to existing agreements between Nova Pontocom and Via Varejo and between Nova Pontocom and CBD, which are described in Exhibit 4.1.2(vii) attached hereto, will be liquidated by means of equity merger; and

(viii)       all suits, claims, action and judicial or administrative proceedings of any nature, including, but not limited to, of labor, social security, civil, tax, environmental and commercial nature, related to acts performed or triggering events occurred until the date of Spin-off consummation will be attributed to CBD, which shall, upon succession, plaintiff/defendant in such suits, claims, action and proceedings.

4.2         Conditions to implement Spin-off. Spin-off implementation, upon transfer of Spin-off Assets to the Receiving Companies, appointment of Appraisal Firm, Report approval and other terms and conditions set forth herein, were approved (i) by the board of directors of Via Varejo and by the board of directors of CBD, on 18 November 2015; (ii) by the board of directors of Nova Pontocom, on 18 November 2015, and are subject to the approval or ratification, as the case may be, (a) of the shareholders of Nova Pontocom, the shareholders of Via Varejo and the shareholders of CBD; and (b) of the partners of QE Participações and Camberra Participações.

4.3         Succession of rights and obligations. In accordance with the provisions of item 4.1.2(viii), the Receiving Companies shall succeed Nova Pontocom in all of its rights and obligations not expressly described herein, proportionally to their respective Spin-off Assets, pursuant to Article 229, paragraph 1, part two, and shall be held jointly liable for Nova Pontocom’s obligations, pursuant to Article 233, caput, of the Brazilian Corporate Law.

4.4         Reimbursement amount. The right of withdrawal is not applied to the shareholders of Nova Pontocom since Spin-off approval depends on consent from all shareholders of Nova Pontocom, that is, all Receiving Companies, pursuant to Article 229, paragraph 5, part two, of the Brazilian Corporate Law

4.5         Interests in the corporate capital of the Parties. As of the date hereof, CBD holds 410,352,691 (four hundred and tem million, three hundred and fifty two Thousand, six hundred and ninety one) common shares and 149,168,394 (one hundred and forty nine million, one hundred and sixty eight thousand, three hundred and ninety four) preferred shares issued by Via Varejo, which will not be changed as a result of the Spin-off. As described in item 4.1.2 above, the shares held by CBD, Via Varejo, QE Participações and Camberra Participações in the corporate capital of Nova Pontocom will be cancelled as a result of the Spin-off.

5             GENERAL PROVISIONS

5.1         Severability. Possible order rendered by any court to cancel or deem any of the covenants set forth herein unenforceable shall not affect the validity or effectiveness of the other covenants set forth herein, which shall be fully complied with, provided that the Parties shall use their best efforts in order to be validly adjusted to obtain the same effects of such cancelled or unenforceable covenant.

5.2         Entire agreement, exhibits and amendments. This Protocol and its exhibits constitute the entire understanding and covenants between the managers of the Parties, as applicable, with respect to the matters regulated herein. This Protocol and its exhibits may only be changed or amended through a written instrument signed by all managers of the Parties.

5.3         Filing. Upon Spin-off approval by the shareholders of Nova Pontocom, by the shareholders Via Varejo and CBD and by the partners of QE Participações and Camberra Participações, the management of the Receiving Companies shall file and publish all acts related to the Spin-off, pursuant to Article 229, paragraph 4, of the Brazilian Corporate Law.

5.4         Applicable law. This Protocol shall be governed by and construed in accordance with the laws of the Federative Republic of Brazil.

5.5         Recommendation. In light of the foregoing, including all requirements provided for in Articles 224 and 225 of the Brazilian Corporate Law, the Spin-off is deemed to meet the interests of the Parties and its shareholders, reason by which the implementation thereof is hereby recommended.

IN WITNESS WHEREOF, the Parties execute this Protocol and Justification of Total Spin-off in fifteen (15) counterparts, same in content and form, in the presence of the two (2) undersigned witnesses.

São Paulo, 3 December, 2015.

NOVA PONTOCOM COMÉRCIO ELETRÔNICO S.A.

_________________________________ Peter Paul Lorenço Estermann Officer

VIA VAREJO S.A.

_________________________________ Peter Paul Lorenço Estermann Chief Executive Officer	____________________________________ Marcelo Lopes Vice-President Officer

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

_________________________________ Ronaldo Iabrudi dos Santos Pereira Chief Executive Officer	____________________________________ Christophe José Hidalgo Vice-President and Finance Officer

QE PARTICIPAÇÕES LTDA.

_________________________________ Eduardo Khair Chalita Manager

CAMBERRA PARTICIPAÇÕES LTDA.

_________________________________ Regis Borghi Manager	____________________________________ Vicente Rodrigues de Rezende Filho Manager

Witnesses:

Name: ID (RG): CPF/MF:	Nome: ID (RG): CPF/MF:

EXHIBIT 3.2
Appraisal Report of Spin-off Assets

NOVA PONTOCOM COMÉRCIO ELETRÔNICO S.A.

Appraisal Report based on book value for purposes of total spin-off with merger Nov.05.15              1 00 080/15

Dear Shareholders of

NOVA PONTOCOM COMÉRCIO ELETRÔNICO S.A. COMPANY BRASILEIRA DE DISTRIBUIÇÃO

VIA VAREJO S.A.

MAGALHÃES ANDRADE S/S AUDITORES INDEPENDENTES, audit and advisory firm, enrolled with the Regional Accounting Council of the State of São Paulo under n° 2SP000233/O-3 and with the National Corporate Taxpayers’ Registry under n° 62.657.242/0001-00, headquartered at Av. Brigadeiro Faria Lima, 1893 - 6° andar, Jardim Paulistano, São Paulo, SP, appointed by you as the appraiser responsible for the appraisal of the net worth of Nova Pontocom Comércio Eletrônico S.A., for purposes of total spin-off and merger of the spun-off portions into the net worth of Companhia Brasileira de Distribuição, Via Varejo S.A., Holding 1 and Holding 2, upon compliance with the necessary diligences and verifications to perform the work, presents the attached

Appraisal Report

In which terms, we subscribe. São Paulo, 5 November 2015

MAGALHÃES ANDRADE S/S

Independent Auditors CRC2SP000233/O-3

[signature]

GUY ALMEIDA ANDRADE

Partner

Accountant CRC1SP116758/O-6

APPRAISAL REPORT

INTRODUCTION

1.     Grupo Pão de Açúcar is undertaking a reorganization whereby, according to the managements of NOVA PONTOCOM COMÉRCIO ELETRÔNICO S.A. (NOVA PONTOCOM or SPUN-OFF COMPANY) and RECEIVING COMPANIES, COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (CBD), VIA VAREJO S.A. (VIA VAREJO), HOLDING 1 and HOLDING 2, the Spin-off will trigger the transfer and the subsequent merger of the total assets and liabilities of NOVA PONTOCOM, which will result in equity and financial benefits to the Parties and optimize the corporate structure of the group to which these companies belong, as it allows each of the Parties to have more autonomy and flexibility in the management of their investments.

2.      HOLDINGS 1 and 2, which will incoporate a portion of the net assets were in process of incorporation at the time of preparation of this report. Capital stock of the holdings shall be paid up by shares of NOVA PONTOCOM held by minority shareholders.

3.       Accordingly, the purpose of this Report is to determine the value of the net worth at book value to be spun-off, taking into consideration the financial condition of NOVA PONTOCOM as at 30 September 2015.

4.      The Report is issued in connection with the audit of the balance sheet of NOVA PONTOCOM prepared for such purpose as at 30 September 2015. The management is responsible for the preparation and appropriate presentation of these financial statements in accordance with accounting practices adopted in Brazil and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, regardless if caused by fraud or error.

5.      The appraisal was conducted in accordance with Brazilian and international auditing rules. Such rules require the compliance with ethical rules by the auditors and that the audit is planned and performed with purposes to obtain reasonable assurance that the financial statements are free from material misstatement.

6.      An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The chosen procedures depend on the auditor’s judgment, including the assessment of the risks of material misstatements of the financial statements, regardless if caused by fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and appropriate presentation of the financial statements in order to design audit procedures that are adequate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness  of  accounting  policies  used  and  the  reasonableness  of  accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

7.       We believe that the audit evidence obtained is enough and appropriate to support the opinion.

FINANCIAL CONDITION OF NOVA PONTOCOM

8.      The assessment is carried out at book value, as set forth in article 226 of Law 6404/76, and based on the financial condition reflected in the Balance Sheet as at 30 September 2015, included as EXHIBIT 1 and whose financial condition of negative equity is broken down as follows:

ASSETS	236,205,960.79
(-) LIABILITIES	250,692,486.65
NEGATIVE EQUITY	(14,486,525.86)

9.       Such balance sheet was prepared in accordance with accounting practices adopted in Brazil and considered, for purposes of assessment, that the company shall continue as a going concern. EXHIBIT 2 describes the main accounting practices and policies adopted by NOVA PONTOCOM.

10.    NOVA PONTOCOM maintains its accounting records in a regular manner in own books and the balances are duly recorded and reconciled.

11.   In NOVA PONTOCOM’s assets there are tax credits arising from accumulated losses, net of the provision for impairment loss of these assets, in the amount of R$ 4,014,222.34 (four million, fourteen thousand, two hundred and twenty-two and thirty-four cents). As this balance cannot be offset against the RECEIVING COMPANIES’ profit, this balance shall be reduced to zero. Such adjustment was adopted in this Report and is described in EXHIBIT 3 hereto.

12.   In assets, there is also a credit arising from deferred temporary differences, which shall be adjusted to reflect the benefit that shall be transferred, which reduces the balance by R$1,375,225.63.

13.   On 5 November 2015, management used a portion of the balance of the loan agreements entered with shareholders Companhia Brasileira de Distribuição and Via Varejo to partially offset accumulated losses. This offset is in the amount of R$ 19,885,973.83 (nineteen million, eight hundred and eighty-five thousand, nine hundred and seventy-three Reais and eighty-three cents), out of which R$ 10,895,645.22 (ten million, eight hundred and ninety-five thousand, six hundred and forty-five Reais and twenty-two cents) against CBD and R$ 8,990,328.61 (eight million, nine hundred and ninety thousand, three hundred and twenty-eight Reais and sixty-one cents) against Via Varejo.

14.   The SPUN-OFF COMPANY has a current account balance with CBD, in the amount of R$2,406,046.80 (two million, four hundred and six thousand, forty-six Reais and eighty cents). This balance shall be offset upon merger and shall not impact the RECEIVING COMPANY’s net worth.

15.   In liabilities, the SPUN-OFF COMPANY has credits arising from loan agreements with CBD, in the total amount of, after the adjustment referred to in paragraph 13, R$ 88,982,827.52 (eighty-eight million, nine hundred and eighty-two thousand, eight hundred and twenty-seven Reais and fifty-two cents) and with VIA VAREJO, in the total amount of R$ 74,876,159.77 (seventy-four million, eight hundred and seventy-six thousand, one hundred and fifty-nine Reais and seventy-seven cents). These balances shall be offset upon merger and shall not impact the RECEIVING COMPANIES’ net worth.

16.   By virtue of the adjustments described in paragraphs 11, 12 and 13, the financial condition of NOVA PONTOCOM, as at 30 September 2015, for purposes of spin-off, is described in EXHIBIT 4 and is summarized as follows:

ASSETS	230,816,512.82
(-) LIABILITIES	230,806,512.82
SHAREHOLDERS' EQUITY	10,000.00

17.   The capital stock of NOVA PONTOCOM amounts to R$ 50,741,294.71 (fifty million, seven hundred and forty-one thousand, two hundred and ninety-four Reais and seventy-one cents) and is divided into 60,692,838 (sixty million, six hundred and ninety-two thousand and eight hundred and thirty-eight) shares, distributed as follows:

Quantity

Shareholders	Shares	CapitalStock	Interest
Company Brasileira de Distribuição	32,290,656	26,996,096.19	53.203%
Via Varejo S.A.	26,643,996	22,275,294.71	43.900%
German Pasquale Quiroga Vilardo	826,232	690,758.30	1.361%
Eduardo Khair Chalita	826,233	690,759.13	1.361%
Deni Yoku Higa	9,055	7,570.29	0.015%
Werner Gernano Dopheide	6,686	5,589.73	0.011%
Hilda Luzia Kozlowski	5,572	4,658.38	0.009%
MarcelJacob	2,785	2,328.36	0.005%

MarceloMachado Estevão	1,811	1,514.06	0.003%
Lucas Correia dos Santos	3,621	3,027.28	0.006%
Demetrius Ferreira da Silva	1,114	931.34	0.002%
CintiaMendonça	1,950	1,630.27	0.003%
GabrielChagas Cordeiro	975	815.13	0.002%
José Ricardo Tancredi	3,900	3,260.53	0.006%
Julia Barreto Rueff	1,950	1,630.27	0.003%
Lilian Tiemi Takada	3,900	3,260.53	0.006%
Luciano de Freitas Manolio	3,900	3,260.53	0.006%
Marcelo Luiz Pagotto Recco	3,900	3,260.53	0.006%
MarciaTeixeira	1,950	1,630.27	0.003%
Márcio Vianna de Melo	3,900	3,260.53	0.006%
Marco Antonio Provetti	5,850	4,890.80	0.010%
Regis Borghi	19,501	16,303.51	0.032%
Valéria de Almeida Valentim	3,900	3,260.53	0.006%
Vicente R. de Rezende Filho	19,501	16,303.51	0.032%
	60,692,838	50,741,294.71	100.000%

18.      Based on the restated balance sheet of NOVAPONTOCOM, on the spin-off is based, the equity value of ihares is R$ 0,000165.

Caption:

Valor patrimonial das ações – Equity value of the shares

Valor do passive a descoberto – Value of insufficiency of assets

Quantidade de ações - Number of Shares.

EFFECT OF THE SPIN-OFF ON NOVA PONTOCOM

19.    As a result of the spin-off, NOVA PONTOCOM shall be extinct, and its net assets shall be absorbed by the RECEIVING COMPANIES, as set forth in EXHIBIT 4.

Shares held by CBD, VIA VAREJO, HOLDING 1 and HOLDING 2, equal to the spin-off shall be forfeited and replaced with assets and liabilities incorporated thereby.

EFFECT OF THE MERGER ON CBD

21.    CBD absorbs part of the net worth of NOVA PONTOCOM in the amount of R$5,320.34 (five thousand, three hundred and twenty Reais and thirty-four cents), as demonstrated in EXHIBIT 4.

22.   NOVA PONTOCOM’s shares held by CBD shall be cancelled and replaced with assets and liabilities incorporated thereby, while CBD’s interest in NOVA PONTOCOM is extinguished, in the exact amount of the net assets incorporated hereby, without any impact on its net worth.

EFFECT OF THE MERGER ON VIA VAREJO

23.   VIA VAREJO absorbs part of the net worth of NOVA PONTOCOM in the amount of R$4,389.97 (four thousand, three hundred and eighty-nine Reais and ninety-six cents).

24.   NOVA PONTOCOM’s shares held by VIA VAREJO shall be cancelled and replaced with assets and liabilities incorporated thereby, while VIA VAREJO’s interest in NOVA PONTOCOM is extinguished, in the exact amount of the net assets absorbed hereby, without any impact on its net worth.

EFFECT OF THE MERGER ON HOLDING 1

25.    HOLDING 1 absorbs part of the net worth of NOVA PONTOCOM in the amount of R$272.27 (two hundred and seventy-two Reais and twenty-seven cents), as demonstrated in EXHIBIT 4.

The shares of NOVA PONTOCOM held by HOLDING 1 will be replaced and forfeited by the assets and liabilities incorporated thereby, at the same time as the interest of HOLDING 1 in NOVA PONTOCOM will be extinct, at the exact amount of the net asset absorbed, without any impact in its net asset.

EFFECT OF THE MERGER ON VIA HOLDING 2

27.   HOLDING 2 absorbs part of the net worth of NOVA PONTOCOM in the amount of R$17.42 (seventeen Reais and forty-two cents), as demonstrated in EXHIBIT 4.

28.    The shares of NOVA PONTOCOM held by HOLDING 2 will be replaced and forfeited by the assets and liabilities incorporated thereby, at the same time as the interest of HOLDING 2 in NOVA PONTOCOM will be extinct, at the exact amount of the net asset incorporated, without any impact in its asset.

CONCLUSION

29.      Given the findings and statements, it can be concluded that the Spun-Off Company’s installment of NOVA PONTOCOM on 30 September 2015, transferred to COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, to VIA VAREJO S.A., and to two new Holdings, represents an adjusted net worth of R$10,000.00 (ten thousand Reais) and is in compliance with article 226 of Law 6,404/76.

REPRESENTATIONS

30.   The appraisal expert expressly represents that she has no interest, directly or indirectly, in NOVA PONTOCOM COMÉRCIO ELETRÔNICO S.A., in COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, in VIA VAREJO S.A., in HOLDING 1 and in HOLDING 2 or even in the transaction, and that there is no other circumstance that could characterize a conflict of interest. She also informs that the managers of NOVA PONTOCOM, CBD, and VIA VAREJO did not limit, difficult, or perform any acts that could have compromised the access, use, or knowledge of information, properties, documents, or work methods relevant to the quality of the respective conclusions.

This Report is issued in six (6) counterparts and has seven (7) pages and four (4) exhibits, printed on just one side and initialed by the undersigned expert.

São Paulo, 5 November 2015.

MAGALHÃES ANDRADE S/S

Independent Auditors CRC2SP000233/O-3

[signature]

GUY ALMEIDA ANDRADE

Partner

Accountant CRC1SP116758/O-6

NOVA PONTOCOM COMÉRCIO ELETRÔNICO S.A.

EXHIBIT 1

Balance Sheet as of 09.30.2015 (amounts in Reais) ASSETS

Current
Judicial Deposits	3,124,729.26
Recoverable PIS	4,250,121.39
Recoverable COFINS	20,567,217.42
Income Tax to be Refunded/Offset	3,405,094.21
Recoverable INSS	491,684.76

Total Current Assets	31,838,847.04
Non-current
Credit Receivables - Globex	(0.04)
Credit Receivables - CBD	2,406,046.80
Deferred Income Tax - Tax Loss	12,951,887.15
Provision for Loss - Deferred Income Tax - Tax Loss	(8,937,664.81)
Deferred Income Tax - Temporary Differences	1,448,086.98
PIS	47,384,918.22
COFINS	214,248,882.40
Equity Interests - CNova	(77,483,243.53)
Equity Interests - Lux Co.	12,295,904.46
Equity Interest at CDiscount	52,296.12
Total non-current assets	204,367,113.75

TOTAL ASSETS	236,205,960.79

LIABILITIES AND NET WORTH
LIABILITIES

Non-current
Obligations Extra.COm	5,517,241.38
NPC - Brussels (Reimbursement of Expenses)	61,215,986.06
Other Provisions	214,298.09
Provisions for Contingencies	4,415,252.59
Indemnification Assets	(4,415,252.59)
Loan Agreement - CBD	76,144,039.11
Loan Agreement - Via Varejo	63,937,417.39
Interest without Loan Agreement - CBD-NPC	23,734,433.63
Interest without Loan Agreement - Via Varejo	19,929,070.99
TOTAL LIABILITIES	250,692,486.65
NET WORTH
Paid-up Capital Stock	50,741,294.71
Equity Method	165,853.33
Capital Reserve	6,120,324.11
Legal Reserve	404,762.17
Transactions with non-controlling shareholders NPC	320,613,633.33
Fair Value - Financial Assets	8,585.88
Profit (Loss) in the Corporate Interest	(15,871,321.17)
Accumulated Profit (Loss)	(295,506,586.68)
Equity Valuation Adjustment (Law 11.638/07)	21,697,831.21
CN Stock Option Reserve	7,166,617.12
Discount Stock Option Reserve	5,248,080.01
Shares Held in Treasury	(742,846.83)
Pension Plan - CDiscount	(1,531,120.81)
Accumulated Conversion Adjustments	(113,001,632.24)

TOTAL NET WORTH	(14,486,525.86)

TOTAL LIABILITIES AND NET WORTH	236,205,960.79

NOVA PONTOCOM COMÉRCIO ELETRÔNICO S.A.

EXHIBIT 2

Main Accounting Practices and Policies

1.           Accounting rules

The financial statements were prepared pursuant to the rules issued by the Brazilian Accounting Pronouncements Committee – CPC and approved by the Federal Accounting Council – CFC.

The financial statements were prepared based on the historical cost, except for certain financial instruments, measured at the fair value.

The financial statements  are submitted  in Real, which  is  the functional currency  and the presentation currency of the Company and its subsidiaries.

2.           Preparation and presentation basis

2.1.        Use of judgments and estimates

The preparation of the Company’s financial statements requires management to use judgments, estimates, and assumptions that affect the stated amounts of revenues, expenses, assets, liabilities, and their relevant disclosure, in addition to the disclosure of the contingent liabilities. Uncertainties regarding such assumptions and estimates may deliver results that require material adjustments to the carrying amount of affected assets or liabilities in future fiscal years.

Trials

In the process of enforcing the Company’s accounting policies, Management adopted the following judgments, which significantly affected the amounts recognized in the financial statements:

Estimates and assumptions

We describe below the main assumptions with respect to future sources and other main sources of uncertainty in the estimates on the date of the balance sheet that may pose a significant risk of requirement of material adjustments to the carrying amounts of assets and liabilities during the next fiscal year. The Company based its assumptions and estimates on metrics available at the time of the preparation of the financial  statements. However, the real circumstances  and assumptions regarding future developments may vary according to changes in the market or circumstances beyond the control of the Company. Such changes are reflected on the assumptions as they occur.

2.   Preparation and presentation basis (Continued)

2.1.       Use of judgments and estimates (Continued)

a)                       Impairment of non-financial assets

The impairment occurs when the carrying amount of an asset or a cash generating unit exceeds its recoverable amount, which is the higher of the fair value, less any disposal costs, and its value in use. For this closing, the Company performed no impairment tests, which shall be performed as of the end of the year, but there is no evidence of change in the business environment that leaves room to the reversal of the recoverability of the assets.

b)                       Tax credits (PIS, COFINS, and ICMS)

The Company is subject to the methodology for tax debits and credits that may accrue under the applicable laws and regulations. Management took into account the possibilities of realizing the tax credits based on the technical feasibility study on the future realization of taxes, considering the ongoing spin-off and the use of such balances by the RECEIVING COMPANIES.

c)                         Provision for judicial claims

The Company is a party to several legal and administrative proceedings. The provisions for legal demands are made for all actions likely to give rise to resolution expenses. The assessment of the probability of loss includes assessment of the available evidence, law hierarchy, available case law, the most recent court decisions and their legal relevance, as well as assessment by outside counsel. Management believes that the provisions for tax, civil, and labor demands are properly presented in the consolidated separate financial statements.

d)                       Stock-based compensation

The Company measures the cost of stock-based compensation to employees based on the fair value of the equity instruments at the granting date.

The estimated Fair Value of stock-based compensation transactions requires choice of the most suitable assessment regime, depending on the terms and conditions of the award. This estimate also requires choice of the most suitable sources to be used in the assessment model, including the expected useful life of the share option, the volatility, and the dividend yield, in addition to the use of assumptions in this regard.

3.          Main accounting policies

3.1   Controlled companies

The Company is deemed to be in control when it is exposed or holds rights to varied returns resulting from its engagement with the invested company and when it is able to influence such returns through its power over the invested company.

Specifically, the Company is deemed the parent of an investee only when the Company:

•          Has power over the invested company (that is, existing rights ensuring the ability to control the investee’s relevant activities);

•                Is exposed or holds rights to varied returns resulting from its engagement with the investee;

and

•                 Can use its power over the investee to influence its returns.

In the events the Company holds a non-controlling interest in the decisions or other rights to an invested company, the Company takes into account all relevant facts and circumstances when analyzing its power over an invested company, such as:

•                 Contractual agreements with other holders of voting rights in the invested company;

•                  Rights arising from contractual agreements;

•                  The Company’s voting rights and potential voting rights.

The Company reassesses its position of parent of an invested company or the absence of such position if the facts and circumstances indicate changes in one or more of these three control elements.

On 30 September 2015, only LuxCo. is deemed a controlled company, in which the Company holds interest of 95.13% of the capital stock. In case of the other invested companies, the Company is a member of the controlling group, but it holds an interest lower than 50%.

The amount of the investment in these controlled companies is assessed through the Equity Method, based on the invested companies’ financial statements as of September 30, 2015.

3.2.  Impairment of non-current assets

The intangible assets with indefinite useful life are tested for impairment at least once a year, on

31 December, or when there is any sign of impairment. Other assets are also tested for impairment whenever there is any sign thereof.

3. Main accounting policies (Continued)

3.2.  Impairment of non-current assets (Continued) Cash-Generating Units (CGUs)

A cash generation unit is the smaller group of assets generating cash, which assets are, most of the times, independent from the cash of other assets or group of assets.

Impairment indicators

In addition to the external sources of data monitored by the Company (economic environment, asset market value, etc.), the operational performance is used as an impairment indicator.

Recoverable amount

The recoverable amount of an asset is the higher of its fair value, less selling costs, and its value in use. It is usually determined on an individual basis for each asset. In case such determination is not possible, the recoverable amount of the CGU group to which the asset belongs is used.

Fair Value is the price that would be received for the sale of an asset or paid for the transfer of a liability in an ordinary transaction between market players on the date of measurement.

The value in use is the present value of the expected future cash flows from the continuous use of an asset, plus a terminal value. It is assessed internally or by external experts based on:

•          forecasted cash flows contained in the business plan or budgets with maximum time horizon of five years. Cash flows beyond the forecast period are estimated through application of a constant or decreasing growth rate;

•          the terminal value is determined through application of a perpetual growth rate until the end of the forecasted cash flow. The cash flows and terminal value are discounted at long-term rates, net of taxes, reflecting the market estimates of the temporal cash value and specific risks related to the assets.

Reduction to recoverable value (impairment)

Impairment losses are recognized when the book value of an asset or CGU to which it belongs is higher than its recoverable amount. Impairment losses are accounted for as expenses in the item “Asset impairment loss”.

3. Main accounting policies (Continued)

3.2.        Impairment of non-current assets (Continued) Impairment (impairment) (Continued)

Impairment losses recognized in a previous period are reversed if, and only if, there were changes in the estimates used to determine the recoverable amount of the assets since the last recognition of an impairment loss. However, the increase in the book value of an asset due to the reversed impairment losses may not exceed the book value that would have been assessed if no impairment loss of the asset had been recognized in previous years.

On 30 September 2015, the Company had no intangible assets.

3.3.   Net equity

Stock-based compensation

Employees (including senior executives of the Company) may receive share call options and share awards.

The benefit granted through share option plans, assessed at the fair value upon award, corresponds to an additional compensation. The fair value of the options on the date of the award is recognized as employee benefit expenses during the vesting period.

The fair value of the options is determined through the Black & Scholes option pricing model, based on the characteristics of the plan, market data (including the market price of the shares subject to the options, volatility of the share price, and risk-free interest rate) on the date of the award, and on assumptions related to the probability of keeping the relationship of the beneficiaries with the Company until the options become exercisable.

The fair value of the share awards is also determined based on the characteristics of the plan, market data on the date of the award, and on assumptions related to the probability of keeping the relationship of the beneficiaries with the Company until the options become exercisable. In the event there are no restrictions on the exercise related to the share award plan, the expense is fully recognized upon creation of the plan. Otherwise the expense is deferred throughout the vesting period, as long as the conditions to exercise are satisfied.

3. Main accounting policies (Continued)

3.3.        Net worth (Continued) Dividends

When applicable to the distribution of dividends to shareholders of the Company, it is recognized as liabilities in the end of the year, based on the mandatory minimum dividends defined in the bylaws. Any amounts exceeding the minimum dividends shall be accounted for only on the date on which such additional dividends are approved by the shareholders of the Company.

3.4.      Financial liabilities Definitions

Financial liabilities are classified under the category of loans recognized at the amortized cost.

Financial liabilities are classified as current liabilities, if they expire within one year, or non-current liabilities, if their expiration date is within more than one year.

Recognition and measurement of financial liabilities

a)                        Financial liabilities recognized at the amortized cost

The loan agreements with related parties are recognized at the amortized cost through the effective interest rate method.

b)                        Financial liabilities recognized at fair value through profit or loss

Financial liabilities that the Company intends to maintain for negotiation in the short term. They are measured at the fair value, and any gains or losses arising from reassessment of the fair value are recognized in the income statement. On 30 September 2015, the Company has no financial liabilities under this classification.

3.5.          Other Provisions

Provisions are made when the Company has a (legal or constructive) present obligation resulting from a past event, which amount may be reliably estimated and when there is a probability of outflow of resources that incorporate economic benefits for acquittance of the obligation. The provisions are discounted when the related adjustment is material.

3. Main accounting policies (Continued)

3.5.          Other Provisions (Continued)

Contingent liabilities correspond to a potential obligation that results from past events and which existence shall be confirmed only by the occurrence, or lack of it, of one or more uncertain future events not completely under control of the Company, or present obligations for which no outflow of resources that incorporate economic benefits for acquittance of the obligation are expected. Contingent liabilities are not recognized in the balance sheet, but are disclosed in a note to the financial statements.

3.6.          Classification of the assets and liabilities as current and non-current

The assets expected to be realized or that the Company intends to sell or consume during the regular cycle of its operations or within twelve months of the date of the balance sheet are classified as current assets, together with the assets kept with the main purpose of trading and cash and cash equivalents. The other assets are classified as “non-current assets”. The liabilities expected to be settled during the regular cycle of operations of the Company or within twelve months of the date of the balance sheet are classified as current liabilities. The regular cycle of operations of the Company is of 12 months.

All receivable or payable deferred taxes are classified as non-current assets or liabilities.

3.7.    Taxes.

Current Income Tax

Current tax assets and liabilities for the current year are defined at the expected recovery amount or the amount to be paid to the tax authorities.

The current income tax related to items directly recognized as shareholder’s equity, when applicable, is recognized in the shareholders’ equity, rather than in the income statement. Management assesses, from time to time, the positions accounted for in the tax returns with respect to situations in which the applicable tax laws and regulations are subject to interpretations and makes provisions when appropriate.

The taxation on the income comprises the Corporate Income Tax (“IRPJ”) and the Social Contribution on Net Profits (“CSLL”) and is calculated by the taxable income regime (adjusted profit) at the applicable rates pursuant to the current laws and regulations: 15% on the taxable income and additional 10% on what exceeds R$240 in taxable income per year, for IRPJ, and 9% for CSLL.

Main Accounting Practices and Policies

3. Main accounting policies (Continued)

3.7.      Taxes (Continued)

Deferred income tax

The deferred taxes are recognized according to the balance sheet. They are calculated by the liability method, which consists in the adjustment of the deferred taxes recognized in previous years due to any changes in the income tax rate.

The deferred tax assets correspond to future tax benefits arising from deductible temporary differences and certain adjustments with expected recovery.

The deferred tax liabilities are fully recognized for:

•          temporary tax differences, except when the deferred tax liability results from recognition of a non-deductible goodwill impairment loss or from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, has no impact on the accounting profit or on the taxable profit or tax loss; and

•          temporary tax differences related to investments in controlled companies, except when the Company is the parent at the time of reversal of the difference and if the reversal is not likely to occur in the near future.

EXHIBIT 3

NOVA PONTOCOM COMÉRCIO ELETRÔNICO S.A.

Adjusted balance sheet (amounts in Reais)

		Adjustments
	Balance as of 09.30.2015	Debt.	Credit	Adjusted balance
ASSETS
Current
Judicial Deposits	3,124,729.26			3,124,729.26
Recoverable PIS	4,250,121.39			4,250,121.39
Recoverable COFINS	20,567,217.42			20,567,217.42
Income Tax to be Refunded/Offset	3,405,094.21			3,405,094.21
Recoverable INSS	491,684.76			491,684.76
Total Current Assets	31,838,847.04			31,838,847.04
Non-current
Credit Receivables - Globex	(0.04)			(0.04)
Credit Receivables - CBD	2,406,046.80			2,406,046.80
Deferred Income Tax - Tax Loss	12,951,887.15		12,951,887.15	-
Provision for Loss - Deferred Income Tax - Tax Loss	(8,937,664.81)	8,937,664.81		-
Deferred Income Tax - Temporary Differences	1,448,086.98		1,375,225.63	72,861.35
PIS	47,384,918.22			47,384,918.22
COFINS	214,248,882.40			214,248,882.40
Equity Interests - CNova	(77,483,243.53)			(77,483,243.53)
Equity Interests - CDiscount	52,296.12			52,296.12
Equity Interest at - Lux Co.	12,295,904.46			12,295,904.46
Total non-current assets	204,367,113.75			198,977,665.78
TOTAL ASSETS	236,205,960.79			230,816,512.82
LIABILITIES AND NET WORTH
LIABILITIES
Non-Current
Obligations Extra.COm	5,517,241.38			5,517,241.38

NPC - Brussels (Reimbursement of Expenses)	61,215,986.06			61,215,986.06
Other Provisions	214,298.09			214,298.09
Provisions for Contingencies	4,415,252.59			4,415,252.59
Indemnification Assets	(4,415,252.59)			(4,415,252.59)
Loan Agreement - CBD	76,144,039.11	10,895,645.22		65,248,393.89
Loan Agreement - Via Varejo	63,937,417.39	8,990,328.61		54,947,088.78
Interest without Loan Agreement - CBD-NPC	23,734,433.63			23,734,433.63
Interest without Loan Agreement - Via Varejo	19,929,070.99			19,929,070.99
TOTAL LIABILITIES	250,692,486.65			230,806,512.82
NET WORTH
Paid-up Capital Stock	50,741,294.71			50,741,294.71
Equity Method	165,853.33			165,853.33
Capital Reserve	6,120,324.11			6,120,324.11
Legal Reserve	404,762.17			404,762.17
Transactions with non-controlling shareholders NPC	320,613,633.33			320,613,633.33
Fair Value - Financial Assets	8,585.88			8,585.88
Profit (Loss) in the Corporate Interest	(15,871,321.17)			(15,871,321.17)
Accumulated Profit (Loss)	(295,506,586.68)	14,327,112.78	28,823,638.64	(281,010,060.82)
Equity Valuation Adjustment (Law 11.638/07)	21,697,831.21			21,697,831.21
CN Stock Option Reserve	7,166,617.12			7,166,617.12
Discount Stock Option Reserve	5,248,080.01			5,248,080.01
Shares Held in Treasury	(742,846.83)			(742,846.83)
Pension Plan - Discount	(1,531,120.81)			(1,531,120.81)
Accumulated Conversion Adjustments	(113,001,632.24)			(113,001,632.24)
TOTAL NET WORTH	(14,486,525.86)			10,000.00
TOTAL LIABILITIES AND NET WORTH	236,205,960.79	43,150,751.42	43,150,751.42	230,816,512.82

EXHIBIT 4

NOVA PONTOCOM COMÉRCIO ELETRÔNICO S.A.

Net Assets attributed to RECEIVING COMPANIES (amounts in Reais)

	Spun-off portions to be acquired by
	CBD	Via Varejo	Holding 1	Holding 2
ASSETS
Current
Judicial Deposits	3,124,729.26
Recoverable PIS	2,328,667.19	1,921,454.20
Recoverable COFINS	11,268,902.70	9,298,314.72
Income Tax to be Refunded/Offset	778,745.01	642,566.22	1,864,496.60	119,286.38
Recoverable INSS	491,684.76
Total Current Assets	17,992,728.92	11,862,335.14	1,864,496.60	119,286.38
Non-current
Credit Receivables - Globex	-	(0.04)	-	-
Credit Receivables - CBD	2,406,046.80	-	-	-
Deferred Income Tax - Tax Loss	-	-	-	-
Provision for Loss - Deferred Income Tax - Tax Loss	-	-	-	-
Deferred Income Tax - Temporary Differences	72,861.35	-	-	-
PIS	30,751,198.61	16,633,719.61	-	-
COFINS	139,040,230.13	75,208,652.27	-	-
Equity Interests - CNova	(40,835,126.31)	(34,288,596.34)	(2,217,641.10)	(141,879.78)
Equity Interests - CDiscount	27,561.04	23,142.56	1,496.76	95.76
Equity Interest at - Lux Co.	6,480,172.86	5,441,296.54	351,920.00	22,515.07
Total non-current assets	137,942,944.48	63,018,214.60	(1,864,224.34)	(119,268.96)
TOTAL ASSETS	155,935,673.39	74,880,549.74	272.26	17.42

EXHIBIT 4 (Continued)

NOVA PONTOCOM COMÉRCIO ELETRÔNICO S.A.

Net Assets attributed to RECEIVING COMPANIES (amounts in Reais)

	Spun-off portions to be acquired by
	CBD	Via Varejo	Holding 1	Holding 2
LIABILITIES AND NET WORTH
LIABILITIES
Non-current
Obligations Extra.COm	5,517,241.38	-	-	-
NPC - Brussels (Reimbursement of Expenses)	61,215,986.06	-	-	-
Other Provisions	214,298.09	-	-	-
Provisions for Contingencies	4,415,252.59	-	-	-
Indemnification Assets	(4,415,252.59)	-	-	-
Loan Agreement - CBD	65,248,393.89	-	-	-
Loan Agreement - Via Varejo	-	54,947,088.78	-	-
Interest without Loan Agreement - CBD-NPC	23,734,433.63	-	-	-
Interest without Loan Agreement - Via Varejo	-	19,929,070.99	-	-
TOTAL LIABILITIES	155,930,353.05	74,876,159.77	-	-
NET WORTH.
Paid-up Capital Stock	26,996,096.19	22,275,294.71	1,381,517.43	88,386.38
Equity Method	90,872.05	74,981.28	-	-
Capital Reserve	3,353,362.98	2,766,961.13	-	-
Legal Reserve	221,771.67	182,990.50	-	-
Transactions with non-controlling shareholders NPC	175,666,169.08	144,947,464.25	-	-
Fair Value - Financial Assets	4,704.26	3,881.62	-	-
Profit (Loss) in the Corporate Interest	(8,695,993.86)	(7,175,327.31)	-	-
Accumulated Profit (Loss)	(153,568,929.43)	(126,714,364.10)	(683,066.25)	(43,701.05)
Equity Valuation Adjustment (Law 11.638/07)	11,888,374.32	9,809,456.89	-	-
CN Stock Option Reserve	3,926,633.32	3,239,983.80	-	-

Discount Stock Option Reserve	2,875,455.11	2,372,624.90	-	-
Shares Held in Treasury	-	-	(698,178.91)	(44,667.92)
Pension Plan - Discount	(838,910.45)	(692,210.36)	-	-
Accumulated Conversion Adjustments	(61,914,284.89)	(51,087,347.35)	-	-
TOTAL OF NET WORTH	5,320.34	4,389.97	272.27	17.42
TOTAL LIABILITIES AND NET WORTH	155,935,673.39	74,880,549.74	272.27	17.42

EXHIBIT 4.1.2(vii)

Agreements entered into between Nova Pontocom and Via Varejo and entered into between Nova Pontocom and CBD which will be liquidated by means of equity merger

Agreements entered into between Nova Pontocom and Via Varejo:

1.           Loan Agreement dated 18 July 2011, in the amount of R$ 37,212,560.70 (thirty-seven million, two hundred and twelve thousand, five hundred and sixty reais and seventy cents), with loan date established as of 6 February 2013, and payment date established as of 6 February 2014, extended to 6 February 2017, secured by promissory note in the same amount; and

2.         Loan Agreement dated 18 July 2011, in the amount of R$ 26,724,856.67 (twenty-six million, seven hundred twenty-four thousand, eight hundred fifty-six reais and sixty seven cents), with loan date established as of 25 April 2013, and payment date established as of 6 February 2014, extended to 6 February 2017, secured by promissory note in the same amount.

        Agreements entered into between Nova Pontocom and CBD:

3.         Loan Agreement dated 18 July 2011, in the amount of R$ 44,317,348.02 (forty-four million, three hundred and seventeen thousand, three hundred forty-eight reais and two cents), with loan date established as of 6 February 2013, and payment date established as of 6 February 2014, extended to 6 February 2017, secured by promissory note in the same amount; and

4.         Loan Agreement dated 18 July 2011, in the amount of R$ 31,826,691.09 (thirty-one million, eight hundred twenty-six thousand, six hundred ninety-one reais and nine cents), with loan date established as of 25 April 2013, and payment date established as of 6 February 2014, extended to 6 February 2017, secured by promissory note in the same amount.

EXHIBIT II-B(i) TO THE MANAGEMENT PROPOSAL

MERGER PROTOCOL AND JUSTIFICATION OF
SÉ SUPERMERCADOS LTDA. PELA COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

November 18, 2015
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO and SÉ SUPERMERCADOS LTDA.
MERGER PROTOCOL AND JUSTIFICATION of Sé Supermercados Ltda. into Companhia Brasileira de Distribuição

MERGER PROTOCOL AND JUSTIFICATION OF SÉ SUPERMERCADOS LTDA. INTO COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

By this private instrument:

(1)         COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, a publicly held company, with head offices in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Luis Antônio, No. 3,142, CEP 01402-000, enrolled with the Corporate Taxpayers’ Registry (“CNPJ/MF”) under No. 47.508.411/0001-56, herein represented in accordance to its By-laws (“Merging Company”); and

(2)         SÉ SUPERMERCADOS LTDA., a limited liability company, with head offices in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Luís Antônio, No. 3,172, Jardim Paulista, CEP 01402-002, enrolled with the CNPJ/MF under No. 01.545.828/0001-98, herein represented in accordance to its Articles of Association (“Merged Company” or “Sé” and, when jointly referred with the Merging Company, the “Parties” and, individually, a “Party”),

DECIDE, pursuant to the provisions of Articles 224, 225 and 227 of Law No. 6,404 dated December 15, 1976, as amended (“Brazilian Corporate Law”) and Articles 1,116 to 1,118 of Law 10,406 dated January 10, 2002, as amended (“Civil Code”), to enter into this Merger Protocol and Justification (“Protocol”), in order to regulate the terms and conditions applicable to the merger of the Merged Company into the Merging Company (“Merger”), subject to to the approvals mentioned in Section 4.2 below.

1             Purpose

The purpose of this Protocol is to set forth the basis of the Merger proposal to be discussed by the shareholders and the quotaholder of the Parties, as applicable. If the proposal subject of this Protocol is approved:

(i)            the Merging Company shall succeed the Merged Company in all its rights and obligations and all assets and liabilities of the Merged Company, will be transferred to the Merging Company; and

(ii)           the Merged Company will be extinguished and therefore the quotas of the Merged Company’s corporate capital will be extinguished and canceled, and the corporate capital of the Merging Company will remain unchanged, subject to the provisions set forth in Section 4.1.2.

2             Justification and interest of the Parties in carrying out the Merger

The management of the Parties understands that the Merger will offer patrimonial, legal and financial benefits, among which:

(i)            the optimization of the corporate structure of the group to which the Parties belong; and

(ii)           the reduction of costs in administrative areas and the fulfillment of ancillary obligations, creating synergies to be benefited from.

3             Appraisal

3.1         Appraisal. The Parties agree that, pursuant to the appraisal report attached hereto as Exhibit 3.1 (“Report”), the value of the Merged Company’s net equity was appraised by MAGALHÃES ANDRADE S/S AUDITORES INDEPENDENTES, enrolled with the Regional Accounting Council of the State of São Paulo, under No. 2SP000233/O-3 and with the CNPJ/MF under No. 62.657.242/0001-00, with head offices in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Faria Lima, No. 1,893, 6th floor, Jardim Paulistano (“Appraiser”), on the reference date of September 30, 2015, based on the balance sheet prepared by the management of the Merged Company on the same date and for this specific purpose. According to the Report, the value of the Merged Company’s net equity on September 30, 2015 corresponds, reflecting the effect of subsequent events as described in the Report, on the date of the Report, to two billions, seven hundred and thirteen million, thirty thousand, four hundred and six reais and sixty-four cents (R$ 2,713,030,406.64).

3.2         Changes in equity. In case the proposed Merger is approved, the changes in the equity of the Merged Company which occur after the base date of September 30, 2015 shall be absorbed by the Merging Company and duly registered in its financial statements.

3.3         Conflict. The Appraiser declared it has no direct or indirect interest in the companies involved in the Merger or, also, in relation to the Merger itself, which could prevent it from preparing or affect the preparation of the Report required for the purposes of the Merger.

4             General Aspects of the Merger

In case the Merger proposal is approved, the Merger shall be implemented as follows:

4.1         Corporate Capital

4.1.1        Current composition.

(i)            The corporate capital of the Merged Company is one billion, four hundred and forty-four million, one hundred and forty-one thousand, seven hundred and fifty-two reais and nine cents (BRL 1,444,141,752.09), divided into three hundred and sixty-six million, two hundred and sixty-seven thousand and thirty-four (366,267,034) quotas with par value of 3.94286577287 each, totally held by the Merging Company.

(ii)           The corporate capital of the Merging Company, fully subscribed and paid for, is six billion, eight hundred and six million, eighty-nine thousand, four hundred and fifty-four reais and eighty-one cents (BRL 6,806,089,454,81), divided into two hundred and sixty-five million, six hundred and ninety-nine thousand and seven hundred and seventy-nine (265,699,779) book entry shares without par value, of which (a) ninety-nine million, six hundred and seventy-nine thousand and eight hundred and fifty-one (99,679,851) common shares; and (b) one hundred and sixty-six million, nineteen thousand and nine hundred and twenty-eight (166,019,928) preferred shares.

4.1.2        Effects of the Merger in the Parties’ corporate capital and provisions related to the quotas held by the Merging Company in the Merged Company. On the date of the Merger:

(i)            the Merging Company shall fully absorb the net assets of Sé in exchange of the quotas held by it in Sé’s corporate capital, which will be canceled as a result of the Merger;

(ii)           the interest held by the Merging Company in Sé’s corporate capital shall be replaced in the balance sheet of the Merging Company by the assets and liabilities that comprise Sé’s net equity, by their respective book value; and

(iii)          the corporate capital of the Merging Company shall remain unchanged. Therefore, it is not necessary to establish any exchange ratio.

4.2      Conditions for the implementation of the Merger. The implementation of the Merger, the Appraiser indication and the approval of its Report and other terms and conditions of the Protocol are subject to the approval or ratification, as the case may be, of the board of directors and of the shareholders of the Merging Company and of the quotaholder of the Merged Company.

4.3       Effects of the Merger. In case the Merger is approved, the Merged Company shall be extinguished and universally succeeded by the Merging Company, without any interruption, in all its assets and liabilities, rights and obligations of any nature whatsoever.

4.4       Reimbursement amount. Considering that the Merging Company is the sole quotaholder of the Merged Company, withdrawal rights are not applicable.

4.5      Use of the corporate name. The Merged Company may continue to conduct the transactions, on its behalf, until all the registries are formalized and all authorizations required are obtained under the applicable legislation for the effectiveness of the Merger.

5             MISCELLANEOUS

5.1       Severability. A potential declaration of nullity or unenforceability of any of the provisions of this Protocol by any court shall not affect the validity and enforceability of the other, which shall be fully complied with. The Parties agree to use their best efforts to validly agree to obtain the same effects of the provision declared null or unenforceable.

5.2       Entire agreement, exhibits and amendments. This Protocol and its exhibits constitute the totality of understandings and agreements between the management of the Parties, as applicable, in relation to the matters agreed herein. This Protocol and its exhibits may only be modified or amended by means of a written instrument executed by all the managers of the Parties.

5.3       Filing. Once the Merger is approved by the Merging Company’s shareholders and by the Merged Company’s quotaholder, the management of the Merging Company’s shall file and publish all corporate acts related to the Merger.

5.4      Governing law. This Protocol shall be governed and construed in accordance with the laws of the Federative Republic of Brazil.

5.5     Recommendation. In view of the elements exposed, which include all the requirements of Articles 224 and 225 of the Brazilian Corporate Law, the Merger is deemed to serve the interests of the Parties involved, their shareholders and quotaholder, and therefore its implementation is recommended.

In witness whereof, the Parties execute this Merger Protocol and Justification in six (6) counterparts of the same content and effect in the presence of the two (2) witnesses signed below.

São Paulo, November 18, 2015.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

_________________________________ Ronaldo Iabrudi dos Santos Pereira Chief Executive Officer	____________________________________ Christophe José Hidalgo Vice Chief Executive and Finance Officer

SÉ SUPERMERCADOS LTDA.

_________________________________ Antônio Sérgio Salvador dos Santos Officer	_________________________________ Luiz Elísio Castello Branco de Melo Officer

Witnesses:

Name: ID: CPF/MF:	Name: ID: CPF/MF:

EXHIBIT 3.1
Report

SÉ SUPERMERCADOS LTDA.

Accounting appraisal report on book value for the purpose of merger

November 10, 2015                                  1 00 082/15

1

To the

Shareholders and Members of the companies Companhia Brasileira de Distribuição and Sé Supermercados Ltda.

MAGALHÃES ANDRADE S/C AUDITORES INDEPENDENTES, a Brazilian auditing and consulting company registered with the Regional Accountants' Board of the State of São Paulo under number 2SP000233/O-3, filed with the Brazilian Corporate Taxpayers' Roll under number 62.657.242/0001-00 and with head offices at Av. Brigadeiro Faria Lima, 1893 - 6th floor, Jardim Paulistano district, city of Sao Paulo, State of Sao Paulo, Brazil, appointed by you to act as an expert appraiser to perform the accounting appraisal of the net assets of Sé Supermercados Ltda., to be merged into the equity of Companhia Brasileira de Distribuição, complying with the due procedures and verifications as required to perform its duties, hereby submits the undersigned.

A P P R A I S A L   R E P O R T

attached hereto.

Sao Paulo, November 10, 2015.

MAGALHÃES ANDRADE S/C

External Auditors, accreditation number CRC2SP000233/O-3

GUY ALMEIDA ANDRADE

Partner

Accountant, accreditation number: CRC1SP116.758/O-3

2

A P P R A I S A L   R E P O R T

INTRODUCTION

1.     By means of this present transaction, Sé Supermercados Ltda. (SÉ or MERGED COMPANY) is merged into Companhia Brasileira de Distribuição (hereby, CBD or MERGING COMPANY).

2.     The present merger is part of a restructuring project of Grupo Pão de Açúcar (GPA), to which both parties above belong, and which chiefly aims at achieving considerable benefits of administrative, economic, and financial nature, primarily by rationalizing and simplifying the corporate structure of GPA, enabling operational and tax synergies.

3.     Therefore, the purpose of this APPRAISAL REPORT is to ascertain the book value of the net assets of SÉ, taking into account the company's financial position as of September 30, 2015.

4.     The Appraisal Report is hereby issued in connection with the audited balance sheets of the MERGED COMPANY, prepared for such purpose on September 30, 2015, as well as the summary of the significant accounting policies.

5.     The Management of SÉ is responsible for preparing and appropriately presenting the company's balance sheets pursuant to the accounting practices adopted in Brazil and by the internal controls it determined as necessary so that such balance sheets contain no significant discrepancies, whether caused by fraud or error.

6.     Our responsibility is to express an opinion on the net assets to be merged based on our audit, conducted in accordance with both Brazilian and international auditing standards. Such standards require compliance with ethical requirements by auditors and that the audit be planned and performed to obtain reasonable assurance that the financial statements are free from any relevant distortions.

7.     An auditing procedure involves performing selected procedures to obtain evidence on the amounts and disclosures made in the financial statements. Such selected procedures depend on the auditors' judgment, including the assessment of risks of material errors in the financial statements, whether due to fraud or error. In such risk assessment, the auditors consider the relevant internal controls to prepare and present appropriately the Company's financial statements to plan all the auditing procedures suitable under these circumstances, but not for the purpose of expressing an opinion on the effectiveness of those internal controls used by the Company. An auditing procedure also includes an evaluation of the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Management, as well as an evaluation of the overall presentation of the financial statements taken as a whole.

8.     We believe that the audit evidence is sufficient and appropriate to base our opinion.

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FINANCIAL POSITION OF THE MERGED COMPANY

9.     The appraisal is made at the book value, pursuant to article 226 of Law 6,404/76 (the Brazilian Corporations Act) and CVM (Brazilian Securities and Exchange Committee) normative instructions numbers 319/99 and 320/99, based on the Company's financial position as shown in the balance sheets ascertained on September 30, 2015 prepared for such purpose, as submitted in ANNEX 1 and that is summarized as follows:

ASSETS	2,832,551,513.14
(-) LIABILITIES	119,521,106.50
NET WORTH	2,713,030,406.64

10.   Such balance sheets have been prepared according to the generally accepted accounting practices adopted in Brazil and complying with CVM standards;  in addition, the significant notes to financial statements used to prepare this report are shown in ANNEX 2. For appraisal purposes, the company's activities were considered according to the concept of continuity of normal business.

11.   The capital stock of SÉ is R$ 1,444,141,752.09 (one billion, four hundred and forty- four million, one hundred and forty-one thousand, seven hundred and fifty-two reais and nine cents of Brazilian Real), divided into 366,267,034 (three hundred and sixty-six million two hundred and sixty-seven thousand and thirty-four) shares, with the par value of R$ 3.94286577287 each, fully owned by the only partner or shareholder, CBD.

12.   As a result of the merger, the shares formerly held by SÉ will be cancelled.

EFFECTS ON THE MERGING COMPANY

17.  The balance sheets of CBD as of September 30, 2015 are shown in ANNEX 3 and its financial position as of that date is summarized below:

ASSETS	22,404,631,607.80
(-) LIABILITIES	11,938,459,857.16
NET WORTH	10,466,171,750.64

18.   CBD is the controlling entity of SÉ and registers such investment on its non-current assets, and evaluates it by the value of the investee's net assets (equity method).

19.   As already mentioned, CBD is the sole shareholder of SÉ.

20.   Outstanding balances, both of assets and liabilities, held between CBD and SÉ are shown in ANNEX 4 and will be eliminated upon the merger transaction.

21.   As a result of the merger, CBD's investment made in SÉ is reduced,  being replaced by the assets and liabilities of the MERGED COMPANY, as provided for in ANNEX 5 with no effect on CBD's net worth.

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22.   ANNEX 5 also shows all the adjustments resulting from the merger and CBD'S balance sheets after such merger.

CONCLUSION

23.   In view of the aforementioned findings and statements, it is hereby concluded that the net worth of SÉ to be merged into Companhia Brasileira de Distribuição is that of R$ 2,713,030,406.64 (two billion, seven hundred and thirteen million, thirty thousand, four hundred and six Real, and sixty-four cents of Real). Such merger, however, does not cause any changes in the net worth of the MERGING COMPANY, as it is SÉ’s sole shareholder, and such amount is recorded in the MERGING COMPANY's assets as an investment, which is evaluated by the equity method in order to reflect the value of the net worth of SÉ, the subsidiary.

STATEMENTS

24.   The expert appraiser hereby expressly states, pursuant to section I, article 5 of CVM normative instructions No. 319 of December 3, 1999, does not have any interest, whether direct or indirect, in Companhia Brasileira de Distribuição or in Sé Supermercados Ltda., or even in this merger transaction, and there is not any other situation that could be deemed as a conflict of interest. The appraiser also reports, pursuant to section II, paragraph 5 of the aforementioned CVM normative instructions No. 319 that all of CBD’s and SÉ’s managers did not restrict, hinder or do any acts that could have compromised the access, use or knowledge of information, assets, documents or work methodologies relevant for the quality of the conclusions made.

This Appraisal Report is issued in ten (10) counterparts of equal contents and it is composed of four (4) pages and five (5) annexes printed on one side only and initialed by the undersigned expert appraiser.

Sao Paulo (SP, Brazil), November 10, 2015.

MAGALHÃES ANDRADE S/C

External Auditors, accreditation number CRC2SP000233/O-3

GUY ALMEIDA ANDRADE

Partner

Accountant CRC1SP116.758/O-6

ANNEX 1
SÉ SUPERMERCADOS LTDA. Balance sheets prepared on September 30, 2015
(amounts stated in Brazilian Real)

ASSETS

Current Assets Cash	1,696,624.80
Investments with immediate liquidity	76,934,188.01
Customers	4,771,512.70
Accounts receivable from related parties	1,640,848.03
Third-party credit claims	10,785,312.04
Employees' credits	910,030.38
Recoverable taxes	10,890,587.13
Dividends receivable	34,195,396.15
Credit from suppliers	587,946.89
Inventories	56,814,111.76
Anticipated expenses	2,366,454.29
Total current assets	201,593,012.18
Noncurrent Assets
Subsidiaries' credit	2,391,766,560.47
People's credit	11,954.81
Recoverable taxes	1,585,839.34
Escrow deposits with courts of law	2,361,338.98
Other long-term credits	134,094.69
Investments	(0.01)
Net fixed assets	232,118,712.68
Intangible assets	2,980,000.00
Total noncurrent assets	2,630,958,500.96
TOTAL ASSETS	2,832,551,513.14

ANNEX 1 (continued)
SÉ SUPERMERCADOS LTDA. Balance sheets prepared on September 30, 2015
(amounts stated in Brazilian Real)

LIABILITIES AND NET WORTH

Current Assets

Loans and financing	7,088,171.75
Suppliers	64,425,683.99
Tax obligations	8,861,662.48
Labor-related obligations	8,492,667.53
Obligations with related parties	235,347.58
Other liabilities	3,120,306.09
Total current liabilities	92,223,839.42
Noncurrent Assets
Loans and financing	21,432,466.05
Contingencies	5,565,981.45
Financial instruments	298,819.58
Total noncurrent liabilities	27,297,267.08
TOTAL LIABILITIES	119,521,106.50
NET WORTH
Capital Stock	1,444,141,752.09
Capital reserves	319,250,542.37
Profits reserve	949,638,112.18
TOTAL NET WORTH	2,713,030,406.64
TOTAL LIABILITIES AND NET WORTH	2,832,551,513.14

ANNEX 2
SÉ SUPERMERCADOS LTDA. Notes to the financial statements prepared on September 30, 2015
(amounts stated in Brazilian Real)

1.     Basis to prepare the financial statements

The individual mid-period financial statements have been prepared pursuant to IAS 34

- "Interim Financial Reporting" issued by the International Accounting  Standards Board ("IASB") and according to the accounting Technical Pronouncement CPC 21 - "Interim Financial Reporting", and presented in accordance with the standards approved and issued by the Brazilian Securities and Exchange Committee ("CVM"), applicable to the preparation of Quarterly Financial Statements ("ITR"). The financial statements are based on the historical cost, except for certain financial instruments measured at fair value. These financial statements are stated in Real, the Brazilian legal tender. The valid currency for the MERGED COMPANY is the Brazilian Real. The interim financial statements for the three-month period ended on March 31, 2015 were approved by the Board of Directors on October 29, 2015.

2.     Significant accounting policies

2.1.     Financial instruments

Financial assets are initially recognized at fair value when the MERGED COMPANY assumes contractual rights to receive cash or other financial assets from contracts in which it is part. Financial assets are derecognized when the rights to receive cash flows connected to the financial assets expire or when all the risks and benefits have been substantially transferred to third parties. Assets and liabilities are recognized when rights or obligations are retained in the transfer by the MERGED COMPANY. Financial liabilities are recognized when the MERGED COMPANY undertakes contractual obligations to settle in cash or when it undertakes third-parties' liabilities through a contract in which it is part. Financial liabilities are initially recognized at fair value and are derecognized when they are settled, cease to exist, or expire. Financial instruments measured at amortized cost are measured subsequently to their initial recognition at the effective interest rate. Income and expenses from interests due, monetary and exchange variation, net of estimated losses for not receiving financial assets, are recognized when incurred in the statement of income as financial income and expenses. THE MERGED COMPANY ascertains every month the loss estimates for not receiving financial assets. An estimate for loss is recognized when there is objective evidence that the MERGED COMPANY failed to receive all amounts payable on their due dates. To make such calculation, the MERGED COMPANY considers historical losses, historical statistical information, aging of receivables and  assessment of the  likelihood  of further portfolio deterioration, taking into account macroeconomic and market factors. When the collection of accounts receivable is unlikely, its book value and its corresponding loss estimate are recognized in the income statement for the period. Subsequent recoveries are recognized, if any, under the caption selling expenses in the income statement for the year.

ANNEX 2 (continued)
SÉ SUPERMERCADOS LTDA. Notes to the financial statements prepared on September 30, 2015
(amounts stated in Brazilian Real)

2.     Significant accounting policies (continued)

2.1.     Financial instruments (continued)

(i)     Financial assets

Initial recognition and measurement

The financial assets held by the MERGED COMPANY are classified according to the purpose for which they were acquired or contracted, in the following categories: (i) financial assets at fair value through profit or loss; (ii) loans and receivables, and (iii) investments held to maturity. The MERGED COMPANY determines the classification of its financial assets at initial recognition.

Financial assets are initially recognized and measured at fair value through income and transaction costs, charged to the income statement. Loans and receivables are carried at amortized cost. Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (negotiations under normal conditions) are recognized on the trade date, i.e., the date on which the MERGED COMPANY undertakes to purchase or sell such assets. The MERGED COMPANY'S financial assets include cash and cash equivalents, accounts receivable from customers, accounts receivable from related parties, and derivative financial instruments.

Subsequent Measurement

•      Financial assets at fair value through profit or loss: they represent assets acquired for purposes of realization in the short term and are measured at fair value on the date of each balance sheets. Interest rates, monetary variation, exchange variation and variations deriving from the valuation at fair value are recognized in the income statement as financial income or expenses, if any.

•      Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial recognition, they are measured using the amortized cost method of effective interest rate. Income from interests, indexation, and exchange rate variation, less impairment losses, as applicable, are recognized in the income statement whether as financial income or expenses, as incurred; and

•      Financial assets held to maturity: financial assets and liabilities that can not be classified as loans and receivables because they are quoted in an active market. In this case, such financial assets are acquired with the intent and ability to be held in portfolio until maturity. They are valued at merger cost, plus income earned against the income statement, by using the method of effective interest rate.

ANNEX 2 (continued)
SÉ SUPERMERCADOS LTDA. Notes to the financial statements prepared on September 30, 2015
(amounts stated in Brazilian Real)

2.     Significant accounting policies (continued)

2.1.     Financial instruments (continued)

(i)     Financial assets (continued)

Derecognition of financial assets

A financial asset (or, where applicable, part of a financial asset or part of a group of similar financial assets) is derecognized upon:

•      The rights to receive cash flows expire; and

•      The MERGED COMPANY transfers its rights to receive cash flows from the assets or assumes an obligation to pay in full to a third party the cash flows received under a pass-through arrangement; and (a) the MERGED COMPANY has transferred substantially all the risks and rewards connected to the assets; or (b) the MERGED COMPANY have not  transferred nor retained substantially all the risks and connected to the assets, but it has transferred the control thereof.

In case the MERGED COMPANY assigns its rights to receive cash flows from an asset or enters into a pass-through arrangement, without having either transferred or retained substantially all the risks and rewards of the asset nor transferred controlling rights on the asset, such asset is held and recognizes a corresponding liability. The assigned asset and the corresponding liability are measured in a way so as to reflect the rights and obligations retained by the MERGED COMPANY and its subsidiaries.

Impairment losses of financial assets

On the balance sheet dates, the MERGED COMPANY checks for traces of impairment losses of any asset or group of financial assets. The impairment loss of any asset or group of financial assets is only (and exclusively) considered if there is objective evidence resulting from one or more events that occurred after the initial recognition of the asset (a 'loss event'), and in case such event may impact the estimated future cash flows of the asset or group of financial assets, which can be reliably estimated. Evidence of impairment loss may include signs that debtors (or a group of debtors) are experiencing significant financial difficulties, moratorium or default on repayment of interests or principal, probability of entering in bankruptcy or other financial reorganization and when such data indicate a measurable decrease in future cash flows, such as changes in interest rates on arrears or economic conditions that correlate with defaults.

Particularly in relation to financial assets held to maturity, the MERGED COMPANY will, first of all, check for objective evidence of impairment losses for individual financial assets

ANNEX 2 (continued)
SÉ SUPERMERCADOS LTDA. Notes to the financial statements prepared on September 30, 2015
(amounts stated in Brazilian Real)

2.     Significant accounting policies (continued)

2.1.     Financial instruments (continued)

(i)     Financial assets (continued)

Impairment losses of financial assets (Continued)

that are individually significant, or collectively for assets that are not individually significant. If the MERGED COMPANY determines that there is no objective evidence of impairment loss of a financial asset assessed individually - be such loss significant or not - the MERGED COMPANY then ranks it in a group of financial assets with similar credit risk characteristics, which are evaluated collectively. Assets individually assessed for impairment loss, or for which the impairment loss is (or keeps being) recognized are not included in the collective assessment of loss.

The loss amount is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses not incurred) discounted at the original effective interest rate of the financial asset. The carrying value of the asset is reduced by using an allowance account, and the amount of loss is recognized in the income statement of the fiscal year. Income from interests is recorded in the financial statements as part of financial income. In the case of loans or investments held to maturity with variable interest rate, the MERGED COMPANY and its subsidiaries measure the non-recovery based on the fair value of the instrument adopting an observable market price.

If, in a subsequent period, the amount of impairment loss is reduced and such reduction can be related objectively to an event occurring after the recognition of provision (such as an improvement in the debtor's credit rating), the reversal of impairment loss previously recognized is recognized in the income statement. In case a low is subsequently recovered, the recovery is also recognized in the income statement.

(ii)    Financial liabilities

Financial liabilities in the scope of the so-called CPC 38 (IAS 39) standard are classified as loans, financing and derivative financial instruments designated as hedging instruments in an effective hedge relationship, as appropriate. The MERGED COMPANY determines the classification of  its financial assets at initial recognition. All financial liabilities are initially recognized at fair value and, in the case of loans and financing, plus directly attributable transaction costs. Financial liabilities of the MERGED COMPANY include suppliers, loans and financing, debentures, financing for purchase of assets and derivative financial instruments.

ANNEX 2 (continued)
SÉ SUPERMERCADOS LTDA. Notes to the financial statements prepared on September 30, 2015
(amounts stated in Brazilian Real)

2.     Significant accounting policies (continued)

2.1.     Financial instruments (continued)

(ii) Financial liabilities (continued)

      Subsequent Measurement

After initial recognition, loans and borrowings are subsequently measured at amortized cost adopting the method of effective interest rate. Gains and losses are recognized in the income statement when the liabilities are derecognized, as well as by the amortization process using the method of effective interest rate.

Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired.

When an existing financial liability is replaced by another from the same lender on terms substantially different, or the terms of an existing liability are substantially modified, such a replacement or modification is treated as derecognition of the original liability and the recognition of a new liability, and the difference between the respective carrying amounts is recognized in income.

Compensation of financial instruments

Financial assets and liabilities are offset and presented net in the financial statements if, and only if, there is the right to offset the recognized amounts and also the intention to settle them on a net basis or to realize the assets and settle the liabilities simultaneously.

2.2.     Transactions in foreign currency

Transactions in foreign currencies are initially recognized at fair value of the corresponding currencies on the date that the transaction qualifies for recognition. Monetary assets and liabilities stated in foreign currencies are translated into Brazilian Real according to the market price effective on the date of the balance sheets. Differences arising from payment or the translation of monetary items are recognized in the financial income.

2.3.     Hedge accounting

The MERGED COMPANY uses derivative financial instruments such as interest rate swaps and foreign exchange swaps. Such derivative financial instruments are initially recognized at fair value on the date the derivative contract is entered into and subsequently remeasured at fair value at each balance sheet date. Derivatives are accounted for as financial assets when fair value is positive and as liabilities when negative. Any gains or losses resulting from changes in the fair value of derivatives are recorded directly in the income statement.

ANNEX 2 (continued)
SÉ SUPERMERCADOS LTDA. Notes to the financial statements prepared on September 30, 2015
(amounts stated in Brazilian Real)

2.    Significant accounting policies (continued)

2.3.     Hedge accounting (continued)

At the beginning of the hedging relationship, the MERGED COMPANY formally allots and registers the hedge relationship to which it wants to apply the hedge accounting, as well as its target and the risk management strategy to sign it. The documentation includes identification of the hedging instrument, the protected item or transaction, the nature of the hedged risk and how the MERGED COMPANY should assess the effectiveness of changes in the fair value of the hedging instrument in neutralizing the exposure to changes in fair value of hedged item or cash flows attributable to the hedged risk. It is expected that such hedges are highly effective in offsetting changes in fair value or cash flows, and they are continuously assessed to determine whether they actually have been highly effective over all years of financial reports for which they were intended.

For hedge accounting purposes, these are classified as fair value hedges when hedging exposure to changes in fair value of a recognized asset or liability.

They are accounted for as fair value hedges, adopting the following procedures:

•      The change in fair value of a derivative financial instrument classified as hedge interest rate is recognized as financial income. The change in fair value of the hedged item is recorded as part of the carrying value of the hedged item and is recognized in the income statement;

•      As regards fair value hedges connected to items carried at amortized cost, the adjustment to carrying value is amortized in the income statement over the remaining year until maturity. The amortization of the effective interest rate may begin as soon as an adjustment exists and shall occur at most at the time when the hedged item ceases to be adjusted for changes in fair value attributable to the hedged risk;

•      If the hedged item is derecognized, the unamortized fair value is recognized immediately in profit or loss; and

•      To calculate fair value, debts and swaps are measured using rates published in the financial market and projected to the date of maturity. The discount rate used to calculate the interpolation method of foreign currency loans is developed through the curves of DDI, clean Coupon and DI rates used and published by the Brazilian stock exchange known as BM&FBovespa, and for loans in the Brazilian legal currency the DI curve is used, which is an index disclosed by CETIP and calculated by the method of exponential interpolation.

2.4.     Cash and Cash Equivalents

Include cash, bank accounts and short-term, highly-liquid investments, readily convertible to known amounts of cash and subject to

ANNEX 2 (continued)
SÉ SUPERMERCADOS LTDA. Notes to the financial statements prepared on September 30, 2015
(amounts stated in Brazilian Real)

2.    Significant accounting policies (continued)

2.4.     Cash and cash equivalents (continued)

an insignificant risk of change in value, with intention and possibility of being redeemed in the short term within 90 days from the application date.

2.5.     Accounts receivable

They are registered and kept in the balance sheets at their sales figures and net of estimated losses from doubtful accounts, which is recognized based on the history of losses and risk analysis of the entire client portfolio and probability of receipt.

Accounts receivables are non-derivative financial assets with fixed payments without quotation in an active market. After initial measurement, these financial assets are subsequently measured at amortized cost using the method of effective interest rate ("EIR"), by deducting the impairment loss. Amortized cost is calculated taking into account any discounts or premiums on merger and fees or costs that compose the EIR. The EIR amortization is included in net financial income, in the income statement of the fiscal year. Expenses arising from the impairment loss are recognized in the income statement of the fiscal year.

At every closing of the balance sheets the MERGED COMPANY assesses whether the assets or groups of financial assets had an impairment loss.

Estimated losses with doubtful accounts of customers is based on a history of effective losses over the last 24 months, besides the evaluation of macroeconomic events such as unemployment and consumer confidence index, as well as the volume of overdue loans of portfolio of accounts receivable.

The receivables are deemed irrecoverable and thus they are written off the portfolio of receivables when the payment is not made after 180 days from the due date.

2.6.     Inventories

They are carried at cost or at the net realizable value, whichever is less. Acquired inventories are recorded at average cost, including storage and handling costs, to the extent that such costs are necessary to bring the stocks in its condition of sale in stores, net of rebates received from suppliers. The net realizable value is the selling price in the ordinary course of business, less estimated costs necessary to make the sale. Inventories are reduced by an allowance for losses and breakage, which are periodically reviewed and assessed for adequacy.

ANNEX 2 (continued)
SÉ SUPERMERCADOS LTDA. Notes to the financial statements prepared on September 30, 2015
(amounts stated in Brazilian Real)

2.    Significant accounting policies (continued)

2.7.     Bonuses

Bonuses received from suppliers are measured and recognized based on contracts and agreements executed, which are recorded in income to the extent that the corresponding inventories are sold. They include agreements for volume purchasing, logistics and timely negotiations for margin restoration, reimbursement of expenses among others and are recorded as a reduction of accounts payable to their suppliers, since under agreement terms the MERGED COMPANY is entitled to liquidate liabilities with suppliers net of bonuses receivable.

2.8.     Present value adjustment of assets and liabilities

The current monetary assets and liabilities, when relevant, and long-term assets and liabilities, are adjusted to present value. The adjustment to present value is calculated taking into account contractual cash flows and the corresponding interest rate, whether explicit or implicit. Interests included in revenues, expenses and costs related to those assets and liabilities are adjusted to the appropriate recognition in accordance with the accrual basis. The adjustment to present value of sales in installments is recorded against the caption "Accounts receivable" and its realization is recorded in the "Net operating income" account, according to maturity. Other items in the balance sheet whose application of present value adjustment becomes necessary, has its counterpart in the "Financial income" section.

2.9.     Reduction to impairment of non-financial assets

The recovery test (impairment test) aims at presenting in a prudent way the actual net realizable value of an asset. Such realization can be performed directly or indirectly, respectively, through sale or the cash flows generation on use of assets in the MERGED COMPANY'S activities.

Every year the MERGED COMPANY performs the impairment test of its tangible or intangible assets or whenever there is any internal or external evidence that the asset may have an impairment loss.

The impairment of an asset is defined as the higher of fair value of the asset or the value in use of its cash generating unit (CGU), unless the asset does not generate cash inflows that are largely independent of the inputs box of other assets or groups of assets.

If the carrying amount of an asset or CGU exceeds its impairment, such asset is deemed as nonrecoverable and a provision for devaluation is created to adjust the carrying value to its impairment. In assessing the impairment, the estimated future cash flows are discounted to present value, adopting a discount rate, which is the capital cost of the CBD ("WACC"), before taxes, that reflects current assessments market about the value of money over time and specific risks of the asset.

ANNEX 2 (continued)
SÉ SUPERMERCADOS LTDA. Notes to the financial statements prepared on September 30, 2015
(amounts stated in Brazilian Real)

2.    Significant accounting policies (continued)

2.9.     Impairment of non-financial assets (continued)

Impairment losses are recognized in the income statement in those expense categories consistent with the function of the impaired asset. The impairment loss previously recognized is reversed only if there are changes in the assumptions used to determine the recoverable amount of the asset on initial recognition or later, except in the case of goodwill that cannot be reversed in future years.

2.10.  Fixed Assets

Fixed assets are stated at cost, net of accumulated depreciation and/or impairment losses, if any. The cost includes the amount for the merger of equipment and the borrowing costs for long-term construction projects if the recognition criteria are met. When significant components of property and equipment are replaced, such components are recognized as individual assets with particular shelf lives and depreciations. Likewise, when a significant replacement is performed, its cost is recognized in the carrying amount of the equipment as a replacement, provided they meet the recognition criteria. All other repair and maintenance costs are recognized in profit or loss as incurred in the income of the fiscal year.

Asset category	Average annual depreciation rate
Buildings	2.50%
Leasehold improvements	4.41%
Machines and equipment	9.17%
IT equipment	20.93%
Software	11.81%
Facilities	7.88%
Furniture and equipment	10.21%
Vehicles	21.52%
Decoration	20.0%

Items of fixed assets, and any significant parts are written off upon they  are assigned or when there is not any expected future economic benefits derived from its use or assignment. Any gains or losses resulting from the disposal of assets are included in the income statement.

Residual values, shelf life of assets and depreciation methods are reviewed at the end of every year, and adjusted prospectively, if applicable. The MERGED COMPANY revised the shelf life of fixed and intangible assets in year 2014 and concluded that there are no changes to be carried out this fiscal year.

2.11.  Capitalized interests

Interests from loans directly attributable to the merger, construction or manufacturing of an asset that requires a substantial period of time to be finished for the intended use or sale (qualifying assets) are capitalized as part of the cost of the underlying assets during the construction phase.

ANNEX 2 (continued)
SÉ SUPERMERCADOS LTDA. Notes to the financial statements prepared on September 30, 2015
(amounts stated in Brazilian Real)

2.    Significant accounting policies (continued)

2.11.  Capitalized interests (continued)

From the date the corresponding asset becomes effective, capitalized costs are depreciated over the estimated shelf life of such asset.

2.12.  Property investment

Investment properties are measured at historical cost (including transaction costs), net of accumulated depreciation and or impairment losses, if any.

Investment properties are written off when sold or when they cease to be used permanently and is not expected any future economic benefit from their sale. An investment property is also transferred when there is intent to sell and this case is considered as non-current assets available for sale. The difference between the net sales value and the carrying amount of the asset is recognized in the income statement in the period of derecognition.

2.13.  Intangible assets

The separately acquired intangible assets are measured at cost being upon their initial recognition, being deducted by amortization and any impairment losses. The internally generated intangible assets, excluding capitalized software development costs, are reflected in the income statement that were incurred.

Intangible assets consist mainly of software purchased from third parties, software developed for internal use, goodwill (right to use the stores), customer lists, advantageous lease agreements, profitable contracts to supply furniture and brands.

Intangible assets with a defined shelf life are amortized using the straight  line method. The period and the amortization method are reviewed at least in the end of every fiscal year. Changes in the expected shelf life or in the expected pattern of consumption of future economic benefits embodied in assets are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting assumptions.

Software development costs recognized as assets are amortized over their estimated shelf lives, which is 10 years.

Intangible assets with indefinite shelf lives are not amortized; they are rather tested for impairment in the end of each fiscal year or whenever there are signs that their carrying amount may not be recoverable, whether individually or at the level of cash generating unit. The assessment is reviewed annually to determine whether such indefinite shelf life is still valid. Otherwise, the estimated shelf life is prospectively changed from indefinite to definite.

Gains or losses, where applicable, resulting from derecognition of an intangible asset are measured as the difference between the net proceeds from the sale and

ANNEX 2 (continued)
SÉ SUPERMERCADOS LTDA. Notes to the financial statements prepared on September 30, 2015
(amounts stated in Brazilian Real)

2.    Significant accounting policies (continued)

2.13.  Intangible assets (continued)

the carrying amount of the asset, being recognized in the income statement of the fiscal year when the asset is written off.

2.14.  Classification of assets and liabilities as current and noncurrent

Assets (except for deferred income tax and social contribution) with intent to be realized or intended to be sold or consumed within twelve months from the balance sheets date, are classified as current assets. Liabilities (excluding deferred income tax and social contribution) with settlement expected within twelve months from the balance sheets date are classified as current liabilities. All other assets and liabilities (including deferred taxes) are classified as "non-current" assets and liabilities.

Deferred tax assets and liabilities are classified as "non-current", net per legal entity, as required by the corresponding accounting pronouncement.

2.15.  Leasing

The definition of an agreement as a lease is based on the terms of such arrangement on its inception date, that is, if compliance with such agreement depends on the use of one or more specific assets or if such arrangement conveys a right to use the asset.

The MERGED COMPANY leases equipment and commercial spaces under both cancelable and non-cancelable leases. The terms of such leases vary between 5 and 20 years.

The MERGED COMPANY as lessee

Leasing agreements that transfer to the MERGED COMPANY substantially all the risks and benefits incidental to ownership of the leased item are capitalized at the inception of the leasing at fair value of the leased property or the present value of minimum lease payments, whichever is less. Leasing payments are apportioned between finance charges and reduction of the leasing liability so as to achieve a constant interest rate on the balance of the liability. Financial costs are recognized as expenses in the fiscal year.

Leased assets are depreciated over their shelf life.  However, if there is not a reasonable certainty that the MERGED COMPANY will obtain ownership by the end of the leasing term, the asset is depreciated over its estimated shelf life or the leasing term, whichever is less; capitalization of  improvements and renovations carried out in stores are also considered.

ANNEX 2 (continued)
SÉ SUPERMERCADOS LTDA. Notes to the financial statements prepared on September 30, 2015
(amounts stated in Brazilian Real)

2.    Significant accounting policies (continued)

2.15.  Leasing agreements (continued)

The MERGED COMPANY and its subsidiaries as lessees (continued)

The leasing agreements are classified as operating leasing when there is not any transfer of risk and benefits derived from ownership of the leased item.

Payments of leasing installments (excluding costs for services such as insurance and maintenance) classified as operating leases are recognized as expenses, according to their competence, during the term of the lease.

Contingent rents are recognized as expenses in the fiscal years in which they incur.  The MERGED COMPANY as lessor

Leasing agreements in which the MERGED COMPANY does not transfer substantially all the risks and rewards of ownership on the asset are classified as operating leasing agreements. Initial direct costs incurred in negotiating operating leasing agreements are added to the carrying value of the leased asset and recognized over the lease term on the same basis as rental income.

Contingent rents are recognized as revenue in the fiscal years in which they are earned.

2.16.  Allowances

Allowances are recognized when the MERGED COMPANY have a present (whether legal or not formalized) obligation as a result of a past event, and it is probable that an outflow of resources will be required to settle such obligation, and a reliable estimate of the obligation can be made. In cases in which the MERGED COMPANY and its subsidiaries have the expectation of repayment of all or part of the provision - for example, under an insurance contract - the reimbursement is recognized as a separate asset but only when it is virtually certain. An expense connected to any provision is recorded in the income statement of the fiscal year, net of any reimbursement. In cases of lawyers' fees on success, the MERGED COMPANY has as policy to make an allowance at the time such fees are actually incurred, i.e., when the lawsuits are finally judged, and those amounts corresponding to lawsuits not yet finished are disclosed in the notes to the financial statements.

2.17.  Dividend distribution

The distribution of dividends to the MERGED COMPANY'S shareholders is recognized as a liability in the end of the fiscal year, based on the minimum mandatory dividends as set forth in the bylaws. Any amounts exceeding such

ANNEX 2 (continued)
SÉ SUPERMERCADOS LTDA. Notes to the financial statements prepared on September 30, 2015
(amounts stated in Brazilian Real)

2.     Significant accounting policies (continued)

2.17.  Dividend distribution (continued)

minimum amount are only recorded on the date on which such incremental dividends are approved by the MERGED COMPANY'S shareholders.

2.18.  Revenues to be recognized

Anticipated revenues are recorded by the MERGED COMPANY as a liability by the anticipation of amounts received from trading partners for exclusivity in providing intermediary services of supplementary or extended warranties and recognized in income by submitting a proof of service that such warranties have been actually sold to with commercial partners.

2.19.  Net Worth

Equity shares are classified under net worth.

In case equity shares are acquired from the MERGED COMPANY itself (treasury shares), the payable compensation, including any directly attributable incremental costs, is deducted from net worth, and remain registered as treasury shares until the shares are canceled or relocated in the market. When such shares are subsequently relocated, any consideration received, net of any directly attributable incremental transaction costs, is included in net worth. Losses or gains resulting from the purchase, sale, issue or cancellation of instruments representing the MERGED COMPANY'S own capital are not recognized.

2.20.  Calculation of the net profit

Revenues are recognized to the extent that it is probable that the MERGED COMPANY will have economic benefits and it is possible to measure revenues reliably. Revenues are measured at fair value of the consideration received, excluding discounts, rebates and taxes or charges on sales. The MERGED COMPANY assesses its revenue-generating agreements according to specific criteria to determine whether it will act as principal or agent. The MERGED COMPANY concluded that it will act as principal in all its revenue-generating agreements, except those connected to sales of extended warranties brokerage and sale of insurance policy brokerage. Particularly in this case the MERGED COMPANY acts as agent, and the revenue is recognized on a net basis, which reflects the commission received from insurance companies.

ANNEX 2 (continued)
SÉ SUPERMERCADOS LTDA. Notes to the financial statements prepared on September 30, 2015
(amounts stated in Brazilian Real)

3.     Related parties

3.1. Balances with Companhia Brasileira de Distribuição: Assets	2015
Customers	1,637,320.89
Accounts receivable from related parties	1,460,381,682.37
1,462,019,003.26
Liabilities
Suppliers	40,626,099.80
Transactions
Sales	348,392,013
Purchases	4,155,184
Revenues (Expenses)	17,862,860

4.     Fixed Assets

4.1.     Impairment loss of fixed assets

In view of the negative external  indicators due to the economic downturn, the MERGED COMPANY reviewed the impairment tests performed as of December 31, 2014 with the current assumptions for the base date of September 30, 2015. The MERGED COMPANY concluded not be necessary to recognize loss for non- performance.

5.     Intangible assets

5.1.     Goodwill and intangible asset impairment tests

Goodwill and intangible assets were subjected to impairment testing on December 31, 2014,by the method described in Note No. 4 - Significant accounting policies of the financial statements as of December 31, 2014 released on February 12, 2015.

In view of the negative external  indicators due to the economic downturn, the MERGED COMPANY reviewed the impairment tests performed as of December 31, 2014 with the current assumptions for the base date of September 30, 2015. The MERGED COMPANY concluded not be necessary to recognize loss for non- performance.

ANNEX 3
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Balance Sheets as of September 30, 2015
(amounts stated in Brazilian Real)

ASSETS

Current Assets Cash available	67,957,290.90
Investments with immediate liquidity	1,676,411,784.84
Customers	97,414,247.25
Accounts receivable from related parties	83,196,327.41
Third-party credit claims	147,892,222.26
Employees' credits	28,439,143.50
Recoverable taxes	124,822,407.39
Dividends receivable	57,582,053.28
Credit from suppliers	287,029,815.74
Available for sale	2,418,183.40
Inventories	2,383,996,563.06
Anticipated expenses	77,862,250.67
Financial instruments	109,394,218.14
Total current assets	5,144,416,507.84
Noncurrent Assets
Credits from subsidiaries	252,414,525.38
People's credit	53,303,762.01
Recoverable taxes	587,751,585.24
Escrow deposits with courts of law	435,747,241.32
Anticipated expenses	20,132,785.04
Other long-term credits	110,725,927.83
Financial instruments	365,899,656.93
Investments	7,810,349,746.76
Net fixed assets	6,897,390,433.21
Intangible assets	726,499,436.24
Total noncurrent assets	17,260,215,099.96
TOTAL ASSETS	22,404,631,607.80

ANNEX 3 (continued)
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Balance Sheets as of September 30, 2015
(amounts stated in Brazilian Real)

LIABILITIES AND NET WORTH

Current Assets

Loans and financing	1,816,322,553.34
Suppliers	2,626,209,287.51
Tax obligations	102,525,235.77
Labor-related obligations	367,956,862.32
Obligations with related parties	1,764,607,944.26
Dividends payable	952,360.77
Other liabilities	474,630,022.86
Total current liabilities	7,153,204,266.83
Noncurrent Assets
Loans and financing	3,606,681,123.79
Taxes payable in installments	580,065,666.16
Contingencies	498,957,763.46
Tax obligations	55,095,792.09
Anticipated revenues	33,935,470.64
Financial instruments	10,519,774.19
Total noncurrent liabilities	4,785,255,590.33
TOTAL LIABILITIES	11,938,459,857.16
NET WORTH
Capital Stock	6,799,129,214.63
Capital reserves	244,446,747.17
Profits reserve	3,500,740,207.10
Adjustment reserves	(78,144,418.26)
TOTAL NET WORTH	10,466,171,750.64
TOTAL LIABILITIES AND NET WORTH	22,404,631,607.80

ANNEX 4
SÉ SUPERMERCADOS LTDA. Balances held with the MERGED COMPANY as of September 30, 2015
(amounts stated in Brazilian Real - R$)

		Assets	Liabilities

	Current Assets	Noncurrent	Current
		Assets	Assets
Accounts receivable	1,637,320.89
Receivables from parent company	-	1,460,438,332.04	-
Suppliers	-	-	-
Obligations with related parties	-	-	40,727,466.37

	1,637,320.89	1,460,438,332.04	40,727,466.37

ANNEX 5
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Financial position after the merger
(amounts stated in Brazilian Real - R$)

			Adjust
		Sé			Balance after
	CBD	Supermercado	Debts	Credits	merger
ASSETS
Current Assets
Cash available	67,957,290.90	1,696,624.80			69,653,915.70
Investments with immediate liquidity	1,676,411,784.84	76,934,188.01			1,753,345,972.85
Customers	97,414,247.25	4,771,512.70			102,185,759.95
Accounts receivable from related parties	83,196,327.41	1,640,848.03		42,364,787.26	42,472,388.18
Third-party credit claims	147,892,222.26	10,785,312.04			158,677,534.30
Employees' credits	28,439,143.50	910,030.38			29,349,173.88
Recoverable taxes	124,822,407.39	10,890,587.13			135,712,994.52
Dividends receivable	57,582,053.28	34,195,396.15			91,777,449.43
Credit from suppliers	287,029,815.74	587,946.89			287,617,762.63
Available for sale	2,418,183.40	-			2,418,183.40
Inventories	2,383,996,563.06	56,814,111.76			2,440,810,674.82
Anticipated expenses	77,862,250.67	2,366,454.29			80,228,704.96
Financial instruments	109,394,218.14	-			109,394,218.14
Total current assets	5,144,416,507.84	201,593,012.18			5,303,644,732.76
Noncurrent Assets
Subsidiaries' credit	252,414,525.38	2,391,766,560.47		1,460,606,126.03	1,183,574,959.82
People's credit	53,303,762.01	11,954.81			53,315,716.82
Recoverable taxes	587,751,585.24	1,585,839.34			589,337,424.58
Escrow deposits with courts of law	435,747,241.32	2,361,338.98			438,108,580.30
Anticipated expenses	20,132,785.04	-			20,132,785.04
Other long-term credits	110,725,927.83	134,094.69			110,860,022.52
Financial instruments	365,899,656.93	-			365,899,656.93
Investments	7,810,349,746.76	(0.01)		2,713,030,406.64	5,097,319,340.11
Net fixed assets	6,897,390,433.21	232,118,712.68			7,129,509,145.89
Intangible assets	726,499,436.24	2,980,000.00			729,479,436.24

Total noncurrent assets	17,260,215,099.96	2,630,958,500.96			15,717,537,068.25
TOTAL ASSETS	22,404,631,607.80	2,832,551,513.14			21,021,181,801.01

ANNEX 5 (continued)
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Financial position after the merger
(amounts stated in Brazilian Real - R$)

			Adjust
		Sé			Balance after
	CBD	Supermercados	Debts	Credits	merger
LIABILITIES AND NET WORTH
LIABILITIES
Current Assets
Loans and financing	1,816,322,553.34	7,088,171.75			1,823,410,725.09
Suppliers	2,626,209,287.51	64,425,683.99	42,364,787.26		2,648,270,184.24
Tax obligations	102,525,235.77	8,861,662.48			111,386,898.25
Labor-related obligations	367,956,862.32	8,492,667.53			376,449,529.85
Obligations with related parties	1,764,607,944.26	235,347.58	1,460,606,126.03		304,237,165.81
Dividends payable	952,360.77	-			952,360.77
Other liabilities	474,630,022.86	3,120,306.09			477,750,328.95
Total current liabilities	7,153,204,266.83	92,223,839.42			5,742,457,192.96
Noncurrent Assets
Loans and financing	3,606,681,123.79	21,432,466.05			3,628,113,589.84
Taxes payable in installments	580,065,666.16	-			580,065,666.16
Contingencies	498,957,763.46	5,565,981.45			504,523,744.91
Tax obligations	55,095,792.09	-			55,095,792.09
Anticipated revenues	33,935,470.64	-			33,935,470.64
Financial instruments	10,519,774.19	298,819.58			10,818,593.77

Total non-current liabilities	4,785,255,590.33	27,297,267.08			4,812,552,857.41
TOTAL LIABILITIES	11,938,459,857.16	119,521,106.50			10,555,010,050.37
NET WORTH
Capital Stock	6,799,129,214.63	1,444,141,752.09	1,444,141,752.09		6,799,129,214.63
Capital reserves	244,446,747.17	319,250,542.37	319,250,542.37		244,446,747.17
Profits reserve	3,500,740,207.10	949,638,112.18	949,638,112.18		3,500,740,207.10
Adjustment reserves	(78,144,418.26)	-			(78,144,418.26)

TOTAL NET WORTH	10,466,171,750.64	2,713,030,406.64			10,466,171,750.64
TOTAL LIABILITIES AND NET WORTH	22,404,631,607.80	2,832,551,513.14	4,216,001,319.93	4,216,001,319.93	21,021,181,801.01

EXHIBIT II-A(ii) TO THE MANAGEMENT PROPOSAL

SPIN-OFF APPRAISAL REPORT

NOVA PONTOCOM COMÉRCIO ELETRÔNICO S.A.

Appraisal Report based on book value for purposes of total spin-off with merger Nov.05.15              1 00 080/15

Dear Shareholders of

NOVA PONTOCOM COMÉRCIO ELETRÔNICO S.A. COMPANY BRASILEIRA DE DISTRIBUIÇÃO

VIA VAREJO S.A.

MAGALHÃES ANDRADE S/S AUDITORES INDEPENDENTES, audit and advisory firm, enrolled with the Regional Accounting Council of the State of São Paulo under n° 2SP000233/O-3 and with the National Corporate Taxpayers’ Registry under n° 62.657.242/0001-00, headquartered at Av. Brigadeiro Faria Lima, 1893 - 6° andar, Jardim Paulistano, São Paulo, SP, appointed by you as the appraiser responsible for the appraisal of the net worth of Nova Pontocom Comércio Eletrônico S.A., for purposes of total spin-off and merger of the spun-off portions into the net worth of Companhia Brasileira de Distribuição, Via Varejo S.A., Holding 1 and Holding 2, upon compliance with the necessary diligences and verifications to perform the work, presents the attached

Appraisal Report

In which terms, we subscribe. São Paulo, 5 November 2015

MAGALHÃES ANDRADE S/S

Independent Auditors CRC2SP000233/O-3

[signature]

GUY ALMEIDA ANDRADE

Partner

Accountant CRC1SP116758/O-6

APPRAISAL REPORT

INTRODUCTION

20.  Grupo Pão de Açúcar is undertaking a reorganization whereby, according to the managements of NOVA PONTOCOM COMÉRCIO ELETRÔNICO S.A. (NOVA PONTOCOM or SPUN-OFF COMPANY) and RECEIVING COMPANIES, COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (CBD), VIA VAREJO S.A. (VIA VAREJO), HOLDING 1 and HOLDING 2, the Spin-off will trigger the transfer and the subsequent merger of the total assets and liabilities of NOVA PONTOCOM, which will result in equity and financial benefits to the Parties and optimize the corporate structure of the group to which these companies belong, as it allows each of the Parties to have more autonomy and flexibility in the management of their investments.

21.   HOLDINGS 1 and 2, which will incoporate a portion of the net assets were in process of incorporation at the time of preparation of this report. Capital stock of the holdings shall be paid up by shares of NOVA PONTOCOM held by minority shareholders.

22.   Accordingly, the purpose of this Report is to determine the value of the net worth at book value to be spun-off, taking into consideration the financial condition of NOVA PONTOCOM as at 30 September 2015.

23.   The Report is issued in connection with the audit of the balance sheet of NOVA PONTOCOM prepared for such purpose as at 30 September 2015. The management is responsible for the preparation and appropriate presentation of these financial statements in accordance with accounting practices adopted in Brazil and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, regardless if caused by fraud or error.

24.  The appraisal was conducted in accordance with Brazilian and international auditing rules. Such rules require the compliance with ethical rules by the auditors and that the audit is planned and performed with purposes to obtain reasonable assurance that the financial statements are free from material misstatement.

25.   An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The chosen procedures depend on the auditor’s judgment, including the assessment of the risks of material misstatements of the financial statements, regardless if caused by fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and appropriate presentation of the financial statements in order to design audit procedures that are adequate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness  of  accounting  policies  used  and  the  reasonableness  of  accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

26.   We believe that the audit evidence obtained is enough and appropriate to support the opinion.

FINANCIAL CONDITION OF NOVA PONTOCOM

27.   The assessment is carried out at book value, as set forth in article 226 of Law 6404/76, and based on the financial condition reflected in the Balance Sheet as at 30 September 2015, included as EXHIBIT 1 and whose financial condition of negative equity is broken down as follows:

ASSETS	236,205,960.79
(-) LIABILITIES	250,692,486.65
NEGATIVE EQUITY	(14,486,525.86)

28.   Such balance sheet was prepared in accordance with accounting practices adopted in Brazil and considered, for purposes of assessment, that the company shall continue as a going concern. EXHIBIT 2 describes the main accounting practices and policies adopted by NOVA PONTOCOM.

29.   NOVA PONTOCOM maintains its accounting records in a regular manner in own books and the balances are duly recorded and reconciled.

30.   In NOVA PONTOCOM’s assets there are tax credits arising from accumulated losses, net of the provision for impairment loss of these assets, in the amount of R$ 4,014,222.34 (four million, fourteen thousand, two hundred and twenty-two and thirty-four cents). As this balance cannot be offset against the RECEIVING COMPANIES’ profit, this balance shall be reduced to zero. Such adjustment was adopted in this Report and is described in EXHIBIT 3 hereto.

31.  In assets, there is also a credit arising from deferred temporary differences, which shall be adjusted to reflect the benefit that shall be transferred, which reduces the balance by R$1,375,225.63.

32.   On 5 November 2015, management used a portion of the balance of the loan agreements entered with shareholders Companhia Brasileira de Distribuição and Via Varejo to partially offset accumulated losses. This offset is in the amount of R$ 19,885,973.83 (nineteen million, eight hundred and eighty-five thousand, nine hundred and seventy-three Reais and eighty-three cents), out of which R$ 10,895,645.22 (ten million, eight hundred and ninety-five thousand, six hundred and forty-five Reais and twenty-two cents) against CBD and R$ 8,990,328.61 (eight million, nine hundred and ninety thousand, three hundred and twenty-eight Reais and sixty-one cents) against Via Varejo.

33.   The SPUN-OFF COMPANY has a current account balance with CBD, in the amount of R$2,406,046.80 (two million, four hundred and six thousand, forty-six Reais and eighty cents). This balance shall be offset upon merger and shall not impact the RECEIVING COMPANY’s net worth.

34.   In liabilities, the SPUN-OFF COMPANY has credits arising from loan agreements with CBD, in the total amount of, after the adjustment referred to in paragraph 13, R$ 88,982,827.52 (eighty-eight million, nine hundred and eighty-two thousand, eight hundred and twenty-seven Reais and fifty-two cents) and with VIA VAREJO, in the total amount of R$ 74,876,159.77 (seventy-four million, eight hundred and seventy-six thousand, one hundred and fifty-nine Reais and seventy-seven cents). These balances shall be offset upon merger and shall not impact the RECEIVING COMPANIES’ net worth.

35.   By virtue of the adjustments described in paragraphs 11, 12 and 13, the financial condition of NOVA PONTOCOM, as at 30 September 2015, for purposes of spin-off, is described in EXHIBIT 4 and is summarized as follows:

ASSETS	230,816,512.82
(-) LIABILITIES	230,806,512.82
SHAREHOLDERS' EQUITY	10,000.00

36.  The capital stock of NOVA PONTOCOM amounts to R$ 50,741,294.71 (fifty million, seven hundred and forty-one thousand, two hundred and ninety-four Reais and seventy-one cents) and is divided into 60,692,838 (sixty million, six hundred and ninety-two thousand and eight hundred and thirty-eight) shares, distributed as follows:

Quantity

Shareholders	Shares	Capital Stock	Interest
Company Brasileira de Distribuição	32,290,656	26,996,096.19	53.203%
Via Varejo S.A.	26,643,996	22,275,294.71	43.900%
German Pasquale Quiroga Vilardo	826,232	690,758.30	1.361%
Eduardo Khair Chalita	826,233	690,759.13	1.361%
Deni Yoku Higa	9,055	7,570.29	0.015%
Werner Gernano Dopheide	6,686	5,589.73	0.011%
Hilda Luzia Kozlowski	5,572	4,658.38	0.009%
Marcel Jacob	2,785	2,328.36	0.005%

Marcelo Machado Estevão	1,811	1,514.06	0.003%
Lucas Correia dos Santos	3,621	3,027.28	0.006%
Demetrius Ferreira da Silva	1,114	931.34	0.002%
CintiaMendonça	1,950	1,630.27	0.003%
Gabriel Chagas Cordeiro	975	815.13	0.002%
José Ricardo Tancredi	3,900	3,260.53	0.006%
Julia Barreto Rueff	1,950	1,630.27	0.003%
Lilian Tiemi Takada	3,900	3,260.53	0.006%
Luciano de Freitas Manolio	3,900	3,260.53	0.006%
Marcelo Luiz Pagotto Recco	3,900	3,260.53	0.006%
MarciaTeixeira	1,950	1,630.27	0.003%
Márcio Vianna de Melo	3,900	3,260.53	0.006%
Marco Antonio Provetti	5,850	4,890.80	0.010%
Regis Borghi	19,501	16,303.51	0.032%
Valéria de Almeida Valentim	3,900	3,260.53	0.006%
Vicente R. de Rezende Filho	19,501	16,303.51	0.032%
	60,692,838	50,741,294.71	100.000%

37.      Based on the restated balance sheet of NOVAPONTOCOM, on the spin-off is based, the equity value of ihares is R$ 0,000165.

Caption:

Valor patrimonial das ações – Equity value of the shares

Valor do passive a descoberto – Value of insufficiency of assets

Quantidade de ações - Number of Shares.

EFFECT OF THE SPIN-OFF ON NOVA PONTOCOM

38.    As a result of the spin-off, NOVA PONTOCOM shall be extinct, and its net assets shall be absorbed by the RECEIVING COMPANIES, as set forth in EXHIBIT 4.

Shares held by CBD, VIA VAREJO, HOLDING 1 and HOLDING 2, equal to the spin-off shall be forfeited and replaced with assets and liabilities incorporated thereby.

EFFECT OF THE MERGER ON CBD

26.    CBD absorbs part of the net worth of NOVA PONTOCOM in the amount of R$5,320.34 (five thousand, three hundred and twenty Reais and thirty-four cents), as demonstrated in EXHIBIT 4.

27.   NOVA PONTOCOM’s shares held by CBD shall be cancelled and replaced with assets and liabilities incorporated thereby, while CBD’s interest in NOVA PONTOCOM is extinguished, in the exact amount of the net assets incorporated hereby, without any impact on its net worth.

EFFECT OF THE MERGER ON VIA VAREJO

28.    VIA VAREJO absorbs part of the net worth of NOVA PONTOCOM in the amount of R$4,389.97 (four thousand, three hundred and eighty-nine Reais and ninety-six cents).

29.   NOVA PONTOCOM’s shares held by VIA VAREJO shall be cancelled and replaced with assets and liabilities incorporated thereby, while VIA VAREJO’s interest in NOVA PONTOCOM is extinguished, in the exact amount of the net assets absorbed hereby, without any impact on its net worth.

EFFECT OF THE MERGER ON HOLDING 1

30.   HOLDING 1 absorbs part of the net worth of NOVA PONTOCOM in the amount of R$272.27 (two hundred and seventy-two Reais and twenty-seven cents), as demonstrated in EXHIBIT 4.

The shares of NOVA PONTOCOM held by HOLDING 1 will be replaced and forfeited by the assets and liabilities incorporated thereby, at the same time as the interest of HOLDING 1 in NOVA PONTOCOM will be extinct, at the exact amount of the net asset absorbed, without any impact in its net asset.

EFFECT OF THE MERGER ON VIA HOLDING 2

31.   HOLDING 2 absorbs part of the net worth of NOVA PONTOCOM in the amount of R$17.42 (seventeen Reais and forty-two cents), as demonstrated in EXHIBIT 4.

32.   The shares of NOVA PONTOCOM held by HOLDING 2 will be replaced and forfeited by the assets and liabilities incorporated thereby, at the same time as the interest of HOLDING 2 in NOVA PONTOCOM will be extinct, at the exact amount of the net asset incorporated, without any impact in its asset.

CONCLUSION

33.     Given the findings and statements, it can be concluded that the Spun-Off Company’s installment of NOVA PONTOCOM on 30 September 2015, transferred to COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, to VIA VAREJO S.A., and to two new Holdings, represents an adjusted net worth of R$10,000.00 (ten thousand Reais) and is in compliance with article 226 of Law 6,404/76.

REPRESENTATIONS

34.   The appraisal expert expressly represents that she has no interest, directly or indirectly, in NOVA PONTOCOM COMÉRCIO ELETRÔNICO S.A., in COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, in VIA VAREJO S.A., in HOLDING 1 and in HOLDING 2 or even in the transaction, and that there is no other circumstance that could characterize a conflict of interest. She also informs that the managers of NOVA PONTOCOM, CBD, and VIA VAREJO did not limit, difficult, or perform any acts that could have compromised the access, use, or knowledge of information, properties, documents, or work methods relevant to the quality of the respective conclusions.

This Report is issued in six (6) counterparts and has seven (7) pages and four (4) exhibits, printed on just one side and initialed by the undersigned expert.

São Paulo, 5 November 2015.

MAGALHÃES ANDRADE S/S

Independent Auditors CRC2SP000233/O-3

[signature]

GUY ALMEIDA ANDRADE

Partner

Accountant CRC1SP116758/O-6

NOVA PONTOCOM COMÉRCIO ELETRÔNICO S.A.

EXHIBIT 1

Balance Sheet as of 09.30.2015 (amounts in Reais) ASSETS

Current
Judicial Deposits	3,124,729.26
Recoverable PIS	4,250,121.39
Recoverable COFINS	20,567,217.42
Income Tax to be Refunded/Offset	3,405,094.21
Recoverable INSS	491,684.76

Total Current Assets	31,838,847.04
Non-current
Credit Receivables - Globex	(0.04)
Credit Receivables - CBD	2,406,046.80
Deferred Income Tax - Tax Loss	12,951,887.15
Provision for Loss - Deferred Income Tax - Tax Loss	(8,937,664.81)
Deferred Income Tax - Temporary Differences	1,448,086.98
PIS	47,384,918.22
COFINS	214,248,882.40
Equity Interests - CNova	(77,483,243.53)
Equity Interests - Lux Co.	12,295,904.46
Equity Interest at CDiscount	52,296.12
Total non-current assets	204,367,113.75

TOTAL ASSETS	236,205,960.79

LIABILITIES AND NET WORTH
LIABILITIES

Non-current
Obligations Extra.COm	5,517,241.38
NPC - Brussels (Reimbursement of Expenses)	61,215,986.06
Other Provisions	214,298.09
Provisions for Contingencies	4,415,252.59
Indemnification Assets	(4,415,252.59)
Loan Agreement - CBD	76,144,039.11
Loan Agreement - Via Varejo	63,937,417.39
Interest without Loan Agreement - CBD-NPC	23,734,433.63
Interest without Loan Agreement - Via Varejo	19,929,070.99
TOTAL LIABILITIES	250,692,486.65
NET WORTH
Paid-up Capital Stock	50,741,294.71
Equity Method	165,853.33
Capital Reserve	6,120,324.11
Legal Reserve	404,762.17
Transactions with non-controlling shareholders NPC	320,613,633.33
Fair Value - Financial Assets	8,585.88
Profit (Loss) in the Corporate Interest	(15,871,321.17)
Accumulated Profit (Loss)	(295,506,586.68)
Equity Valuation Adjustment (Law 11.638/07)	21,697,831.21
CN Stock Option Reserve	7,166,617.12
Discount Stock Option Reserve	5,248,080.01
Shares Held in Treasury	(742,846.83)
Pension Plan - CDiscount	(1,531,120.81)
Accumulated Conversion Adjustments	(113,001,632.24)

TOTAL NET WORTH	(14,486,525.86)

TOTAL LIABILITIES AND NET WORTH	236,205,960.79

NOVA PONTOCOM COMÉRCIO ELETRÔNICO S.A.

EXHIBIT 2

Main Accounting Practices and Policies

3.          Accounting rules

The financial statements were prepared pursuant to the rules issued by the Brazilian Accounting Pronouncements Committee – CPC and approved by the Federal Accounting Council – CFC.

The financial statements were prepared based on the historical cost, except for certain financial instruments, measured at the fair value.

The financial statements  are submitted  in Real, which  is  the functional currency  and the presentation currency of the Company and its subsidiaries.

4.          Preparation and presentation basis

4.1.        Use of judgments and estimates

The preparation of the Company’s financial statements requires management to use judgments, estimates, and assumptions that affect the stated amounts of revenues, expenses, assets, liabilities, and their relevant disclosure, in addition to the disclosure of the contingent liabilities. Uncertainties regarding such assumptions and estimates may deliver results that require material adjustments to the carrying amount of affected assets or liabilities in future fiscal years.

Trials

In the process of enforcing the Company’s accounting policies, Management adopted the following judgments, which significantly affected the amounts recognized in the financial statements:

Estimates and assumptions

We describe below the main assumptions with respect to future sources and other main sources of uncertainty in the estimates on the date of the balance sheet that may pose a significant risk of requirement of material adjustments to the carrying amounts of assets and liabilities during the next fiscal year. The Company based its assumptions and estimates on metrics available at the time of the preparation of the financial  statements. However, the real circumstances  and assumptions regarding future developments may vary according to changes in the market or circumstances beyond the control of the Company. Such changes are reflected on the assumptions as they occur.

4.   Preparation and presentation basis (Continued)

4.1.       Use of judgments and estimates (Continued)

e)                       Impairment of non-financial assets

The impairment occurs when the carrying amount of an asset or a cash generating unit exceeds its recoverable amount, which is the higher of the fair value, less any disposal costs, and its value in use. For this closing, the Company performed no impairment tests, which shall be performed as of the end of the year, but there is no evidence of change in the business environment that leaves room to the reversal of the recoverability of the assets.

f)                         Tax credits (PIS, COFINS, and ICMS)

The Company is subject to the methodology for tax debits and credits that may accrue under the applicable laws and regulations. Management took into account the possibilities of realizing the tax credits based on the technical feasibility study on the future realization of taxes, considering the ongoing spin-off and the use of such balances by the RECEIVING COMPANIES.

g)   Provision for judicial claims

The Company is a party to several legal and administrative proceedings. The provisions for legal demands are made for all actions likely to give rise to resolution expenses. The assessment of the probability of loss includes assessment of the available evidence, law hierarchy, available case law, the most recent court decisions and their legal relevance, as well as assessment by outside counsel. Management believes that the provisions for tax, civil, and labor demands are properly presented in the consolidated separate financial statements.

h)                       Stock-based compensation

The Company measures the cost of stock-based compensation to employees based on the fair value of the equity instruments at the granting date.

The estimated Fair Value of stock-based compensation transactions requires choice of the most suitable assessment regime, depending on the terms and conditions of the award. This estimate also requires choice of the most suitable sources to be used in the assessment model, including the expected useful life of the share option, the volatility, and the dividend yield, in addition to the use of assumptions in this regard.

5.          Main accounting policies

3.1   Controlled companies

The Company is deemed to be in control when it is exposed or holds rights to varied returns resulting from its engagement with the invested company and when it is able to influence such returns through its power over the invested company.

Specifically, the Company is deemed the parent of an investee only when the Company:

•          Has power over the invested company (that is, existing rights ensuring the ability to control the investee’s relevant activities);

•          Is exposed or holds rights to varied returns resulting from its engagement with the investee;

and

•                  Can use its power over the investee to influence its returns.

In the events the Company holds a non-controlling interest in the decisions or other rights to an invested company, the Company takes into account all relevant facts and circumstances when analyzing its power over an invested company, such as:

•                  Contractual agreements with other holders of voting rights in the invested company;

•                  Rights arising from contractual agreements;

•                  The Company’s voting rights and potential voting rights.

The Company reassesses its position of parent of an invested company or the absence of such position if the facts and circumstances indicate changes in one or more of these three control elements.

On 30 September 2015, only LuxCo. is deemed a controlled company, in which the Company holds interest of 95.13% of the capital stock. In case of the other invested companies, the Company is a member of the controlling group, but it holds an interest lower than 50%.

The amount of the investment in these controlled companies is assessed through the Equity Method, based on the invested companies’ financial statements as of September 30, 2015.

3.2.  Impairment of non-current assets

The intangible assets with indefinite useful life are tested for impairment at least once a year, on

31 December, or when there is any sign of impairment. Other assets are also tested for impairment whenever there is any sign thereof.

3. Main accounting policies (Continued)

3.2.  Impairment of non-current assets (Continued) Cash-Generating Units (CGUs)

A cash generation unit is the smaller group of assets generating cash, which assets are, most of the times, independent from the cash of other assets or group of assets.

Impairment indicators

In addition to the external sources of data monitored by the Company (economic environment, asset market value, etc.), the operational performance is used as an impairment indicator.

Recoverable amount

The recoverable amount of an asset is the higher of its fair value, less selling costs, and its value in use. It is usually determined on an individual basis for each asset. In case such determination is not possible, the recoverable amount of the CGU group to which the asset belongs is used.

Fair Value is the price that would be received for the sale of an asset or paid for the transfer of a liability in an ordinary transaction between market players on the date of measurement.

The value in use is the present value of the expected future cash flows from the continuous use of an asset, plus a terminal value. It is assessed internally or by external experts based on:

•          forecasted cash flows contained in the business plan or budgets with maximum time horizon of five years. Cash flows beyond the forecast period are estimated through application of a constant or decreasing growth rate;

•          the terminal value is determined through application of a perpetual growth rate until the end of the forecasted cash flow. The cash flows and terminal value are discounted at long-term rates, net of taxes, reflecting the market estimates of the temporal cash value and specific risks related to the assets.

Reduction to recoverable value (impairment)

Impairment losses are recognized when the book value of an asset or CGU to which it belongs is higher than its recoverable amount. Impairment losses are accounted for as expenses in the item “Asset impairment loss”.

3. Main accounting policies (Continued)

3.4.        Impairment of non-current assets (Continued) Impairment (impairment) (Continued)

Impairment losses recognized in a previous period are reversed if, and only if, there were changes in the estimates used to determine the recoverable amount of the assets since the last recognition of an impairment loss. However, the increase in the book value of an asset due to the reversed impairment losses may not exceed the book value that would have been assessed if no impairment loss of the asset had been recognized in previous years.

On 30 September 2015, the Company had no intangible assets.

3.5.   Net equity

Stock-based compensation

Employees (including senior executives of the Company) may receive share call options and share awards.

The benefit granted through share option plans, assessed at the fair value upon award, corresponds to an additional compensation. The fair value of the options on the date of the award is recognized as employee benefit expenses during the vesting period.

The fair value of the options is determined through the Black & Scholes option pricing model, based on the characteristics of the plan, market data (including the market price of the shares subject to the options, volatility of the share price, and risk-free interest rate) on the date of the award, and on assumptions related to the probability of keeping the relationship of the beneficiaries with the Company until the options become exercisable.

The fair value of the share awards is also determined based on the characteristics of the plan, market data on the date of the award, and on assumptions related to the probability of keeping the relationship of the beneficiaries with the Company until the options become exercisable. In the event there are no restrictions on the exercise related to the share award plan, the expense is fully recognized upon creation of the plan. Otherwise the expense is deferred throughout the vesting period, as long as the conditions to exercise are satisfied.

3. Main accounting policies (Continued)

3.6.          Net worth (Continued) Dividends

When applicable to the distribution of dividends to shareholders of the Company, it is recognized as liabilities in the end of the year, based on the mandatory minimum dividends defined in the bylaws. Any amounts exceeding the minimum dividends shall be accounted for only on the date on which such additional dividends are approved by the shareholders of the Company.

3.7.   Financial liabilities Definitions

Financial liabilities are classified under the category of loans recognized at the amortized cost.

Financial liabilities are classified as current liabilities, if they expire within one year, or non-current liabilities, if their expiration date is within more than one year.

Recognition and measurement of financial liabilities

c)                            Financial liabilities recognized at the amortized cost

The loan agreements with related parties are recognized at the amortized cost through the effective interest rate method.

d)       Financial liabilities recognized at fair value through profit or loss

Financial liabilities that the Company intends to maintain for negotiation in the short term. They are measured at the fair value, and any gains or losses arising from reassessment of the fair value are recognized in the income statement. On 30 September 2015, the Company has no financial liabilities under this classification.

3.8.          Other Provisions

Provisions are made when the Company has a (legal or constructive) present obligation resulting from a past event, which amount may be reliably estimated and when there is a probability of outflow of resources that incorporate economic benefits for acquittance of the obligation. The provisions are discounted when the related adjustment is material.

3. Main accounting policies (Continued)

3.8.          Other Provisions (Continued)

Contingent liabilities correspond to a potential obligation that results from past events and which existence shall be confirmed only by the occurrence, or lack of it, of one or more uncertain future events not completely under control of the Company, or present obligations for which no outflow of resources that incorporate economic benefits for acquittance of the obligation are expected. Contingent liabilities are not recognized in the balance sheet, but are disclosed in a note to the financial statements.

3.9.          Classification of the assets and liabilities as current and non-current

The assets expected to be realized or that the Company intends to sell or consume during the regular cycle of its operations or within twelve months of the date of the balance sheet are classified as current assets, together with the assets kept with the main purpose of trading and cash and cash equivalents. The other assets are classified as “non-current assets”. The liabilities expected to be settled during the regular cycle of operations of the Company or within twelve months of the date of the balance sheet are classified as current liabilities. The regular cycle of operations of the Company is of 12 months.

All receivable or payable deferred taxes are classified as non-current assets or liabilities.

3.10. Taxes.

Current Income Tax

Current tax assets and liabilities for the current year are defined at the expected recovery amount or the amount to be paid to the tax authorities.

The current income tax related to items directly recognized as shareholder’s equity, when applicable, is recognized in the shareholders’ equity, rather than in the income statement. Management assesses, from time to time, the positions accounted for in the tax returns with respect to situations in which the applicable tax laws and regulations are subject to interpretations and makes provisions when appropriate.

The taxation on the income comprises the Corporate Income Tax (“IRPJ”) and the Social Contribution on Net Profits (“CSLL”) and is calculated by the taxable income regime (adjusted profit) at the applicable rates pursuant to the current laws and regulations: 15% on the taxable income and additional 10% on what exceeds R$240 in taxable income per year, for IRPJ, and 9% for CSLL.

Main Accounting Practices and Policies

3. Main accounting policies (Continued)

3.7.      Taxes (Continued) Deferred income tax

The deferred taxes are recognized according to the balance sheet. They are calculated by the liability method, which consists in the adjustment of the deferred taxes recognized in previous years due to any changes in the income tax rate.

The deferred tax assets correspond to future tax benefits arising from deductible temporary differences and certain adjustments with expected recovery.

The deferred tax liabilities are fully recognized for:

•          temporary tax differences, except when the deferred tax liability results from recognition of a non-deductible goodwill impairment loss or from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, has no impact on the accounting profit or on the taxable profit or tax loss; and

•          temporary tax differences related to investments in controlled companies, except when the Company is the parent at the time of reversal of the difference and if the reversal is not likely to occur in the near future.

EXHIBIT 3

NOVA PONTOCOM COMÉRCIO ELETRÔNICO S.A.

Adjusted balance sheet (amounts in Reais)

		Adjustments
	Balance as of 09.30.2015	Debt.	Credit	Adjusted balance
ASSETS
Current
Judicial Deposits	3,124,729.26			3,124,729.26
Recoverable PIS	4,250,121.39			4,250,121.39
Recoverable COFINS	20,567,217.42			20,567,217.42
Income Tax to be Refunded/Offset	3,405,094.21			3,405,094.21
Recoverable INSS	491,684.76			491,684.76
Total Current Assets	31,838,847.04			31,838,847.04
Non-current
Credit Receivables - Globex	(0.04)			(0.04)
Credit Receivables - CBD	2,406,046.80			2,406,046.80
Deferred Income Tax - Tax Loss	12,951,887.15		12,951,887.15	-
Provision for Loss - Deferred Income Tax - Tax Loss	(8,937,664.81)	8,937,664.81		-
Deferred Income Tax - Temporary Differences	1,448,086.98		1,375,225.63	72,861.35
PIS	47,384,918.22			47,384,918.22
COFINS	214,248,882.40			214,248,882.40
Equity Interests - CNova	(77,483,243.53)			(77,483,243.53)
Equity Interests - CDiscount	52,296.12			52,296.12
Equity Interest at - Lux Co.	12,295,904.46			12,295,904.46
Total non-current assets	204,367,113.75			198,977,665.78
TOTAL ASSETS	236,205,960.79			230,816,512.82
LIABILITIES AND NET WORTH
LIABILITIES
Non-Current
Obligations Extra.COm	5,517,241.38			5,517,241.38

NPC - Brussels (Reimbursement of Expenses)	61,215,986.06			61,215,986.06
Other Provisions	214,298.09			214,298.09
Provisions for Contingencies	4,415,252.59			4,415,252.59
Indemnification Assets	(4,415,252.59)			(4,415,252.59)
Loan Agreement - CBD	76,144,039.11	10,895,645.22		65,248,393.89
Loan Agreement - Via Varejo	63,937,417.39	8,990,328.61		54,947,088.78
Interest without Loan Agreement - CBD-NPC	23,734,433.63			23,734,433.63
Interest without Loan Agreement - Via Varejo	19,929,070.99			19,929,070.99
TOTAL LIABILITIES	250,692,486.65			230,806,512.82
NET WORTH
Paid-up Capital Stock	50,741,294.71			50,741,294.71
Equity Method	165,853.33			165,853.33
Capital Reserve	6,120,324.11			6,120,324.11
Legal Reserve	404,762.17			404,762.17
Transactions with non-controlling shareholders NPC	320,613,633.33			320,613,633.33
Fair Value - Financial Assets	8,585.88			8,585.88
Profit (Loss) in the Corporate Interest	(15,871,321.17)			(15,871,321.17)
Accumulated Profit (Loss)	(295,506,586.68)	14,327,112.78	28,823,638.64	(281,010,060.82)
Equity Valuation Adjustment (Law 11.638/07)	21,697,831.21			21,697,831.21
CN Stock Option Reserve	7,166,617.12			7,166,617.12
Discount Stock Option Reserve	5,248,080.01			5,248,080.01
Shares Held in Treasury	(742,846.83)			(742,846.83)
Pension Plan - Discount	(1,531,120.81)			(1,531,120.81)
Accumulated Conversion Adjustments	(113,001,632.24)			(113,001,632.24)
TOTAL NET WORTH	(14,486,525.86)			10,000.00
TOTAL LIABILITIES AND NET WORTH	236,205,960.79	43,150,751.42	43,150,751.42	230,816,512.82

EXHIBIT 4

NOVA PONTOCOM COMÉRCIO ELETRÔNICO S.A.

Net Assets attributed to RECEIVING COMPANIES (amounts in Reais)

	Spun-off portions to be acquired by
	CBD	Via Varejo	Holding 1	Holding 2
ASSETS
Current
Judicial Deposits	3,124,729.26
Recoverable PIS	2,328,667.19	1,921,454.20
Recoverable COFINS	11,268,902.70	9,298,314.72
Income Tax to be Refunded/Offset	778,745.01	642,566.22	1,864,496.60	119,286.38
Recoverable INSS	491,684.76
Total Current Assets	17,992,728.92	11,862,335.14	1,864,496.60	119,286.38
Non-current
Credit Receivables - Globex	-	(0.04)	-	-
Credit Receivables - CBD	2,406,046.80	-	-	-
Deferred Income Tax - Tax Loss	-	-	-	-
Provision for Loss - Deferred Income Tax - Tax Loss	-	-	-	-
Deferred Income Tax - Temporary Differences	72,861.35	-	-	-
PIS	30,751,198.61	16,633,719.61	-	-
COFINS	139,040,230.13	75,208,652.27	-	-
Equity Interests - CNova	(40,835,126.31)	(34,288,596.34)	(2,217,641.10)	(141,879.78)
Equity Interests - CDiscount	27,561.04	23,142.56	1,496.76	95.76
Equity Interest at - Lux Co.	6,480,172.86	5,441,296.54	351,920.00	22,515.07
Total non-current assets	137,942,944.48	63,018,214.60	(1,864,224.34)	(119,268.96)
TOTAL ASSETS	155,935,673.39	74,880,549.74	272.26	17.42

EXHIBIT 4 (Continued)

NOVA PONTOCOM COMÉRCIO ELETRÔNICO S.A.

Net Assets attributed to RECEIVING COMPANIES (amounts in Reais)

	Spun-off portions to be acquired by
	CBD	Via Varejo	Holding 1	Holding 2
LIABILITIES AND NET WORTH
LIABILITIES
Non-current
Obligations Extra.COm	5,517,241.38	-	-	-
NPC - Brussels (Reimbursement of Expenses)	61,215,986.06	-	-	-
Other Provisions	214,298.09	-	-	-
Provisions for Contingencies	4,415,252.59	-	-	-
Indemnification Assets	(4,415,252.59)	-	-	-
Loan Agreement - CBD	65,248,393.89	-	-	-
Loan Agreement - Via Varejo	-	54,947,088.78	-	-
Interest without Loan Agreement - CBD-NPC	23,734,433.63	-	-	-
Interest without Loan Agreement - Via Varejo	-	19,929,070.99	-	-
TOTAL LIABILITIES	155,930,353.05	74,876,159.77	-	-
NET WORTH.
Paid-up Capital Stock	26,996,096.19	22,275,294.71	1,381,517.43	88,386.38
Equity Method	90,872.05	74,981.28	-	-
Capital Reserve	3,353,362.98	2,766,961.13	-	-
Legal Reserve	221,771.67	182,990.50	-	-
Transactions with non-controlling shareholders NPC	175,666,169.08	144,947,464.25	-	-
Fair Value - Financial Assets	4,704.26	3,881.62	-	-
Profit (Loss) in the Corporate Interest	(8,695,993.86)	(7,175,327.31)	-	-
Accumulated Profit (Loss)	(153,568,929.43)	(126,714,364.10)	(683,066.25)	(43,701.05)
Equity Valuation Adjustment (Law 11.638/07)	11,888,374.32	9,809,456.89	-	-
CN Stock Option Reserve	3,926,633.32	3,239,983.80	-	-

Discount Stock Option Reserve	2,875,455.11	2,372,624.90	-	-
Shares Held in Treasury	-	-	(698,178.91)	(44,667.92)
Pension Plan - Discount	(838,910.45)	(692,210.36)	-	-
Accumulated Conversion Adjustments	(61,914,284.89)	(51,087,347.35)	-	-
TOTAL OF NET WORTH	5,320.34	4,389.97	272.27	17.42
TOTAL LIABILITIES AND NET WORTH	155,935,673.39	74,880,549.74	272.27	17.42

EXHIBIT II-B(ii) TO THE MANAGEMENT PROPOSAL

MERGER APPRAISAL REPORT

SÉ SUPERMERCADOS LTDA.

Accounting appraisal report on book value for the purpose of merger

November 10, 2015                                  1 00 082/15

1

To the

Shareholders and Members of the companies Companhia Brasileira de Distribuição and Sé Supermercados Ltda.

MAGALHÃES ANDRADE S/C AUDITORES INDEPENDENTES, a Brazilian auditing and consulting company registered with the Regional Accountants' Board of the State of São Paulo under number 2SP000233/O-3, filed with the Brazilian Corporate Taxpayers' Roll under number 62.657.242/0001-00 and with head offices at Av. Brigadeiro Faria Lima, 1893 - 6th floor, Jardim Paulistano district, city of Sao Paulo, State of Sao Paulo, Brazil, appointed by you to act as an expert appraiser to perform the accounting appraisal of the net assets of Sé Supermercados Ltda., to be merged into the equity of Companhia Brasileira de Distribuição, complying with the due procedures and verifications as required to perform its duties, hereby submits the undersigned.

A P P R A I S A L   R E P O R T

attached hereto.

Sao Paulo, November 10, 2015.

MAGALHÃES ANDRADE S/C

External Auditors, accreditation number CRC2SP000233/O-3

GUY ALMEIDA ANDRADE

Partner

Accountant, accreditation number: CRC1SP116.758/O-3

2

A P P R A I S A L   R E P O R T

INTRODUCTION

13.   By means of this present transaction, Sé Supermercados Ltda. (SÉ or MERGED COMPANY) is merged into Companhia Brasileira de Distribuição (hereby, CBD or MERGING COMPANY).

14.   The present merger is part of a restructuring project of Grupo Pão de Açúcar (GPA), to which both parties above belong, and which chiefly aims at achieving considerable benefits of administrative, economic, and financial nature, primarily by rationalizing and simplifying the corporate structure of GPA, enabling operational and tax synergies.

15.   Therefore, the purpose of this APPRAISAL REPORT is to ascertain the book value of the net assets of SÉ, taking into account the company's financial position as of September 30, 2015.

16.   The Appraisal Report is hereby issued in connection with the audited balance sheets of the MERGED COMPANY, prepared for such purpose on September 30, 2015, as well as the summary of the significant accounting policies.

17.   The Management of SÉ is responsible for preparing and appropriately presenting the company's balance sheets pursuant to the accounting practices adopted in Brazil and by the internal controls it determined as necessary so that such balance sheets contain no significant discrepancies, whether caused by fraud or error.

18.   Our responsibility is to express an opinion on the net assets to be merged based on our audit, conducted in accordance with both Brazilian and international auditing standards. Such standards require compliance with ethical requirements by auditors and that the audit be planned and performed to obtain reasonable assurance that the financial statements are free from any relevant distortions.

19.   An auditing procedure involves performing selected procedures to obtain evidence on the amounts and disclosures made in the financial statements. Such selected procedures depend on the auditors' judgment, including the assessment of risks of material errors in the financial statements, whether due to fraud or error. In such risk assessment, the auditors consider the relevant internal controls to prepare and present appropriately the Company's financial statements to plan all the auditing procedures suitable under these circumstances, but not for the purpose of expressing an opinion on the effectiveness of those internal controls used by the Company. An auditing procedure also includes an evaluation of the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Management, as well as an evaluation of the overall presentation of the financial statements taken as a whole.

20.   We believe that the audit evidence is sufficient and appropriate to base our opinion.

3

FINANCIAL POSITION OF THE MERGED COMPANY

21.   The appraisal is made at the book value, pursuant to article 226 of Law 6,404/76 (the Brazilian Corporations Act) and CVM (Brazilian Securities and Exchange Committee) normative instructions numbers 319/99 and 320/99, based on the Company's financial position as shown in the balance sheets ascertained on September 30, 2015 prepared for such purpose, as submitted in ANNEX 1 and that is summarized as follows:

ASSETS	2,832,551,513.14
(-) LIABILITIES	119,521,106.50
NET WORTH	2,713,030,406.64

22.   Such balance sheets have been prepared according to the generally accepted accounting practices adopted in Brazil and complying with CVM standards;  in addition, the significant notes to financial statements used to prepare this report are shown in ANNEX 2. For appraisal purposes, the company's activities were considered according to the concept of continuity of normal business.

23.   The capital stock of SÉ is R$ 1,444,141,752.09 (one billion, four hundred and forty- four million, one hundred and forty-one thousand, seven hundred and fifty-two reais and nine cents of Brazilian Real), divided into 366,267,034 (three hundred and sixty-six million two hundred and sixty-seven thousand and thirty-four) shares, with the par value of R$ 3.94286577287 each, fully owned by the only partner or shareholder, CBD.

24.   As a result of the merger, the shares formerly held by SÉ will be cancelled.

EFFECTS ON THE MERGING COMPANY

25.  The balance sheets of CBD as of September 30, 2015 are shown in ANNEX 3 and its financial position as of that date is summarized below:

ASSETS	22,404,631,607.80
(-) LIABILITIES	11,938,459,857.16
NET WORTH	10,466,171,750.64

26.   CBD is the controlling entity of SÉ and registers such investment on its non-current assets, and evaluates it by the value of the investee's net assets (equity method).

27.   As already mentioned, CBD is the sole shareholder of SÉ.

28.   Outstanding balances, both of assets and liabilities, held between CBD and SÉ are shown in ANNEX 4 and will be eliminated upon the merger transaction.

29.   As a result of the merger, CBD's investment made in SÉ is reduced,  being replaced by the assets and liabilities of the MERGED COMPANY, as provided for in ANNEX 5 with no effect on CBD's net worth.

4

30.   ANNEX 5 also shows all the adjustments resulting from the merger and CBD'S balance sheets after such merger.

CONCLUSION

31.   In view of the aforementioned findings and statements, it is hereby concluded that the net worth of SÉ to be merged into Companhia Brasileira de Distribuição is that of R$ 2,713,030,406.64 (two billion, seven hundred and thirteen million, thirty thousand, four hundred and six Real, and sixty-four cents of Real). Such merger, however, does not cause any changes in the net worth of the MERGING COMPANY, as it is SÉ’s sole shareholder, and such amount is recorded in the MERGING COMPANY's assets as an investment, which is evaluated by the equity method in order to reflect the value of the net worth of SÉ, the subsidiary.

STATEMENTS

32.   The expert appraiser hereby expressly states, pursuant to section I, article 5 of CVM normative instructions No. 319 of December 3, 1999, does not have any interest, whether direct or indirect, in Companhia Brasileira de Distribuição or in Sé Supermercados Ltda., or even in this merger transaction, and there is not any other situation that could be deemed as a conflict of interest. The appraiser also reports, pursuant to section II, paragraph 5 of the aforementioned CVM normative instructions No. 319 that all of CBD’s and SÉ’s managers did not restrict, hinder or do any acts that could have compromised the access, use or knowledge of information, assets, documents or work methodologies relevant for the quality of the conclusions made.

This Appraisal Report is issued in ten (10) counterparts of equal contents and it is composed of four (4) pages and five (5) annexes printed on one side only and initialed by the undersigned expert appraiser.

Sao Paulo (SP, Brazil), November 10, 2015.

MAGALHÃES ANDRADE S/C

External Auditors, accreditation number CRC2SP000233/O-3

GUY ALMEIDA ANDRADE

Partner

Accountant CRC1SP116.758/O-6

ANNEX 1
SÉ SUPERMERCADOS LTDA. Balance sheets prepared on September 30, 2015
(amounts stated in Brazilian Real - R$)

ASSETS

Current Assets Cash	1,696,624.80
Investments with immediate liquidity	76,934,188.01
Customers	4,771,512.70
Accounts receivable from related parties	1,640,848.03
Third-party credit claims	10,785,312.04
Employees' credits	910,030.38
Recoverable taxes	10,890,587.13
Dividends receivable	34,195,396.15
Credit from suppliers	587,946.89
Inventories	56,814,111.76
Anticipated expenses	2,366,454.29
Total current assets	201,593,012.18
Noncurrent Assets
Subsidiaries' credit	2,391,766,560.47
People's credit	11,954.81
Recoverable taxes	1,585,839.34
Escrow deposits with courts of law	2,361,338.98
Other long-term credits	134,094.69
Investments	(0.01)
Net fixed assets	232,118,712.68
Intangible assets	2,980,000.00
Total noncurrent assets	2,630,958,500.96
TOTAL ASSETS	2,832,551,513.14

ANNEX 1 (continued)
SÉ SUPERMERCADOS LTDA. Balance sheets prepared on September 30, 2015
(amounts stated in Brazilian Real - R$)

LIABILITIES AND NET WORTH

Current Assets

Loans and financing	7,088,171.75
Suppliers	64,425,683.99
Tax obligations	8,861,662.48
Labor-related obligations	8,492,667.53
Obligations with related parties	235,347.58
Other liabilities	3,120,306.09
Total current liabilities	92,223,839.42
Noncurrent Assets
Loans and financing	21,432,466.05
Contingencies	5,565,981.45
Financial instruments	298,819.58
Total noncurrent liabilities	27,297,267.08
TOTAL LIABILITIES	119,521,106.50
NET WORTH
Capital Stock	1,444,141,752.09
Capital reserves	319,250,542.37
Profits reserve	949,638,112.18
TOTAL NET WORTH	2,713,030,406.64
TOTAL LIABILITIES AND NET WORTH	2,832,551,513.14

ANNEX 2
SÉ SUPERMERCADOS LTDA. Notes to the financial statements prepared on September 30, 2015

3.     Basis to prepare the financial statements

The individual mid-period financial statements have been prepared pursuant to IAS 34 - "Interim Financial Reporting" issued by the International Accounting  Standards Board ("IASB") and according to the accounting Technical Pronouncement CPC 21 - "Interim Financial Reporting", and presented in accordance with the standards approved and issued by the Brazilian Securities and Exchange Committee ("CVM"), applicable to the preparation of Quarterly Financial Statements ("ITR"). The financial statements are based on the historical cost, except for certain financial instruments measured at fair value. These financial statements are stated in Real, the Brazilian legal tender. The valid currency for the MERGED COMPANY is the Brazilian Real. The interim financial statements for the three-month period ended on March 31, 2015 were approved by the Board of Directors on October 29, 2015.

4.     Significant accounting policies

4.1.     Financial instruments

Financial assets are initially recognized at fair value when the MERGED COMPANY assumes contractual rights to receive cash or other financial assets from contracts in which it is part. Financial assets are derecognized when the rights to receive cash flows connected to the financial assets expire or when all the risks and benefits have been substantially transferred to third parties. Assets and liabilities are recognized when rights or obligations are retained in the transfer by the MERGED COMPANY. Financial liabilities are recognized when the MERGED COMPANY undertakes contractual obligations to settle in cash or when it undertakes third-parties' liabilities through a contract in which it is part. Financial liabilities are initially recognized at fair value and are derecognized when they are settled, cease to exist, or expire. Financial instruments measured at amortized cost are measured subsequently to their initial recognition at the effective interest rate. Income and expenses from interests due, monetary and exchange variation, net of estimated losses for not receiving financial assets, are recognized when incurred in the statement of income as financial income and expenses. THE MERGED COMPANY ascertains every month the loss estimates for not receiving financial assets. An estimate for loss is recognized when there is objective evidence that the MERGED COMPANY failed to receive all amounts payable on their due dates. To make such calculation, the MERGED COMPANY considers historical losses, historical statistical information, aging of receivables and  assessment of the  likelihood  of further portfolio deterioration, taking into account macroeconomic and market factors. When the collection of accounts receivable is unlikely, its book value and its corresponding loss estimate are recognized in the income statement for the period. Subsequent recoveries are recognized, if any, under the caption selling expenses in the income statement for the year.

ANNEX 2 (continued)
SÉ SUPERMERCADOS LTDA. Notes to the financial statements prepared on September 30, 2015

3.     Significant accounting policies (continued)

3.1.     Financial instruments (continued)

(i)     Financial assets

Initial recognition and measurement

The financial assets held by the MERGED COMPANY are classified according to the purpose for which they were acquired or contracted, in the following categories: (i) financial assets at fair value through profit or loss; (ii) loans and receivables, and (iii) investments held to maturity. The MERGED COMPANY determines the classification of its financial assets at initial recognition.

Financial assets are initially recognized and measured at fair value through income and transaction costs, charged to the income statement. Loans and receivables are carried at amortized cost. Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (negotiations under normal conditions) are recognized on the trade date, i.e., the date on which the MERGED COMPANY undertakes to purchase or sell such assets. The MERGED COMPANY'S financial assets include cash and cash equivalents, accounts receivable from customers, accounts receivable from related parties, and derivative financial instruments.

Subsequent Measurement

•      Financial assets at fair value through profit or loss: they represent assets acquired for purposes of realization in the short term and are measured at fair value on the date of each balance sheets. Interest rates, monetary variation, exchange variation and variations deriving from the valuation at fair value are recognized in the income statement as financial income or expenses, if any.

•      Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial recognition, they are measured using the amortized cost method of effective interest rate. Income from interests, indexation, and exchange rate variation, less impairment losses, as applicable, are recognized in the income statement whether as financial income or expenses, as incurred; and

•      Financial assets held to maturity: financial assets and liabilities that can not be classified as loans and receivables because they are quoted in an active market. In this case, such financial assets are acquired with the intent and ability to be held in portfolio until maturity. They are valued at merger cost, plus income earned against the income statement, by using the method of effective interest rate.

ANNEX 2 (continued)
SÉ SUPERMERCADOS LTDA. Notes to the financial statements prepared on September 30, 2015

3.     Significant accounting policies (continued)

3.1.     Financial instruments (continued)

(i)     Financial assets (continued)

Derecognition of financial assets

A financial asset (or, where applicable, part of a financial asset or part of a group of similar financial assets) is derecognized upon:

•      The rights to receive cash flows expire; and

•      The MERGED COMPANY transfers its rights to receive cash flows from the assets or assumes an obligation to pay in full to a third party the cash flows received under a pass-through arrangement; and (a) the MERGED COMPANY has transferred substantially all the risks and rewards connected to the assets; or (b) the MERGED COMPANY have not  transferred nor retained substantially all the risks and connected to the assets, but it has transferred the control thereof.

In case the MERGED COMPANY assigns its rights to receive cash flows from an asset or enters into a pass-through arrangement, without having either transferred or retained substantially all the risks and rewards of the asset nor transferred controlling rights on the asset, such asset is held and recognizes a corresponding liability. The assigned asset and the corresponding liability are measured in a way so as to reflect the rights and obligations retained by the MERGED COMPANY and its subsidiaries.

Impairment losses of financial assets

On the balance sheet dates, the MERGED COMPANY checks for traces of impairment losses of any asset or group of financial assets. The impairment loss of any asset or group of financial assets is only (and exclusively) considered if there is objective evidence resulting from one or more events that occurred after the initial recognition of the asset (a 'loss event'), and in case such event may impact the estimated future cash flows of the asset or group of financial assets, which can be reliably estimated. Evidence of impairment loss may include signs that debtors (or a group of debtors) are experiencing significant financial difficulties, moratorium or default on repayment of interests or principal, probability of entering in bankruptcy or other financial reorganization and when such data indicate a measurable decrease in future cash flows, such as changes in interest rates on arrears or economic conditions that correlate with defaults.

Particularly in relation to financial assets held to maturity, the MERGED COMPANY will, first of all, check for objective evidence of impairment losses for individual financial assets

ANNEX 2 (continued)
SÉ SUPERMERCADOS LTDA. Notes to the financial statements prepared on September 30, 2015

3.     Significant accounting policies (continued)

3.1.     Financial instruments (continued)

(i)     Financial assets (continued)

Impairment losses of financial assets (Continued)

that are individually significant, or collectively for assets that are not individually significant. If the MERGED COMPANY determines that there is no objective evidence of impairment loss of a financial asset assessed individually - be such loss significant or not - the MERGED COMPANY then ranks it in a group of financial assets with similar credit risk characteristics, which are evaluated collectively. Assets individually assessed for impairment loss, or for which the impairment loss is (or keeps being) recognized are not included in the collective assessment of loss.

The loss amount is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses not incurred) discounted at the original effective interest rate of the financial asset. The carrying value of the asset is reduced by using an allowance account, and the amount of loss is recognized in the income statement of the fiscal year. Income from interests is recorded in the financial statements as part of financial income. In the case of loans or investments held to maturity with variable interest rate, the MERGED COMPANY and its subsidiaries measure the non-recovery based on the fair value of the instrument adopting an observable market price.

If, in a subsequent period, the amount of impairment loss is reduced and such reduction can be related objectively to an event occurring after the recognition of provision (such as an improvement in the debtor's credit rating), the reversal of impairment loss previously recognized is recognized in the income statement. In case a low is subsequently recovered, the recovery is also recognized in the income statement.

(ii)    Financial liabilities

Financial liabilities in the scope of the so-called CPC 38 (IAS 39) standard are classified as loans, financing and derivative financial instruments designated as hedging instruments in an effective hedge relationship, as appropriate. The MERGED COMPANY determines the classification of  its financial assets at initial recognition. All financial liabilities are initially recognized at fair value and, in the case of loans and financing, plus directly attributable transaction costs. Financial liabilities of the MERGED COMPANY include suppliers, loans and financing, debentures, financing for purchase of assets and derivative financial instruments.

ANNEX 2 (continued)
SÉ SUPERMERCADOS LTDA. Notes to the financial statements prepared on September 30, 2015

3.     Significant accounting policies (continued)

3.1.     Financial instruments (continued)

             (ii) Financial liabilities (continued)

              Subsequent Measurement

After initial recognition, loans and borrowings are subsequently measured at amortized cost adopting the method of effective interest rate. Gains and losses are recognized in the income statement when the liabilities are derecognized, as well as by the amortization process using the method of effective interest rate.

Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired.

When an existing financial liability is replaced by another from the same lender on terms substantially different, or the terms of an existing liability are substantially modified, such a replacement or modification is treated as derecognition of the original liability and the recognition of a new liability, and the difference between the respective carrying amounts is recognized in income.

Compensation of financial instruments

Financial assets and liabilities are offset and presented net in the financial statements if, and only if, there is the right to offset the recognized amounts and also the intention to settle them on a net basis or to realize the assets and settle the liabilities simultaneously.

3.2.     Transactions in foreign currency

Transactions in foreign currencies are initially recognized at fair value of the corresponding currencies on the date that the transaction qualifies for recognition. Monetary assets and liabilities stated in foreign currencies are translated into Brazilian Real according to the market price effective on the date of the balance sheets. Differences arising from payment or the translation of monetary items are recognized in the financial income.

3.3.     Hedge accounting

The MERGED COMPANY uses derivative financial instruments such as interest rate swaps and foreign exchange swaps. Such derivative financial instruments are initially recognized at fair value on the date the derivative contract is entered into and subsequently remeasured at fair value at each balance sheet date. Derivatives are accounted for as financial assets when fair value is positive and as liabilities when negative. Any gains or losses resulting from changes in the fair value of derivatives are recorded directly in the income statement.

ANNEX 2 (continued)
SÉ SUPERMERCADOS LTDA. Notes to the financial statements prepared on September 30, 2015

2.    Significant accounting policies (continued)

2.5.     Hedge accounting (continued)

At the beginning of the hedging relationship, the MERGED COMPANY formally allots and registers the hedge relationship to which it wants to apply the hedge accounting, as well as its target and the risk management strategy to sign it. The documentation includes identification of the hedging instrument, the protected item or transaction, the nature of the hedged risk and how the MERGED COMPANY should assess the effectiveness of changes in the fair value of the hedging instrument in neutralizing the exposure to changes in fair value of hedged item or cash flows attributable to the hedged risk. It is expected that such hedges are highly effective in offsetting changes in fair value or cash flows, and they are continuously assessed to determine whether they actually have been highly effective over all years of financial reports for which they were intended.

For hedge accounting purposes, these are classified as fair value hedges when hedging exposure to changes in fair value of a recognized asset or liability.

They are accounted for as fair value hedges, adopting the following procedures:

•      The change in fair value of a derivative financial instrument classified as hedge interest rate is recognized as financial income. The change in fair value of the hedged item is recorded as part of the carrying value of the hedged item and is recognized in the income statement;

•      As regards fair value hedges connected to items carried at amortized cost, the adjustment to carrying value is amortized in the income statement over the remaining year until maturity. The amortization of the effective interest rate may begin as soon as an adjustment exists and shall occur at most at the time when the hedged item ceases to be adjusted for changes in fair value attributable to the hedged risk;

•      If the hedged item is derecognized, the unamortized fair value is recognized immediately in profit or loss; and

•      To calculate fair value, debts and swaps are measured using rates published in the financial market and projected to the date of maturity. The discount rate used to calculate the interpolation method of foreign currency loans is developed through the curves of DDI, clean Coupon and DI rates used and published by the Brazilian stock exchange known as BM&FBovespa, and for loans in the Brazilian legal currency the DI curve is used, which is an index disclosed by CETIP and calculated by the method of exponential interpolation.

2.6.     Cash and Cash Equivalents

Include cash, bank accounts and short-term, highly-liquid investments, readily convertible to known amounts of cash and subject to

ANNEX 2 (continued)
SÉ SUPERMERCADOS LTDA. Notes to the financial statements prepared on September 30, 2015

2.    Significant accounting policies (continued)

2.10.  Cash and cash equivalents (continued)

an insignificant risk of change in value, with intention and possibility of being redeemed in the short term within 90 days from the application date.

2.11.  Accounts receivable

They are registered and kept in the balance sheets at their sales figures and net of estimated losses from doubtful accounts, which is recognized based on the history of losses and risk analysis of the entire client portfolio and probability of receipt.

Accounts receivables are non-derivative financial assets with fixed payments without quotation in an active market. After initial measurement, these financial assets are subsequently measured at amortized cost using the method of effective interest rate ("EIR"), by deducting the impairment loss. Amortized cost is calculated taking into account any discounts or premiums on merger and fees or costs that compose the EIR. The EIR amortization is included in net financial income, in the income statement of the fiscal year. Expenses arising from the impairment loss are recognized in the income statement of the fiscal year.

At every closing of the balance sheets the MERGED COMPANY assesses whether the assets or groups of financial assets had an impairment loss.

Estimated losses with doubtful accounts of customers is based on a history of effective losses over the last 24 months, besides the evaluation of macroeconomic events such as unemployment and consumer confidence index, as well as the volume of overdue loans of portfolio of accounts receivable.

The receivables are deemed irrecoverable and thus they are written off the portfolio of receivables when the payment is not made after 180 days from the due date.

2.12.  Inventories

They are carried at cost or at the net realizable value, whichever is less. Acquired inventories are recorded at average cost, including storage and handling costs, to the extent that such costs are necessary to bring the stocks in its condition of sale in stores, net of rebates received from suppliers. The net realizable value is the selling price in the ordinary course of business, less estimated costs necessary to make the sale. Inventories are reduced by an allowance for losses and breakage, which are periodically reviewed and assessed for adequacy.

ANNEX 2 (continued)
SÉ SUPERMERCADOS LTDA. Notes to the financial statements prepared on September 30, 2015

2.    Significant accounting policies (continued)

2.13.  Bonuses

Bonuses received from suppliers are measured and recognized based on contracts and agreements executed, which are recorded in income to the extent that the corresponding inventories are sold. They include agreements for volume purchasing, logistics and timely negotiations for margin restoration, reimbursement of expenses among others and are recorded as a reduction of accounts payable to their suppliers, since under agreement terms the MERGED COMPANY is entitled to liquidate liabilities with suppliers net of bonuses receivable.

2.14.  Present value adjustment of assets and liabilities

The current monetary assets and liabilities, when relevant, and long-term assets and liabilities, are adjusted to present value. The adjustment to present value is calculated taking into account contractual cash flows and the corresponding interest rate, whether explicit or implicit. Interests included in revenues, expenses and costs related to those assets and liabilities are adjusted to the appropriate recognition in accordance with the accrual basis. The adjustment to present value of sales in installments is recorded against the caption "Accounts receivable" and its realization is recorded in the "Net operating income" account, according to maturity. Other items in the balance sheet whose application of present value adjustment becomes necessary, has its counterpart in the "Financial income" section.

2.15.  Reduction to impairment of non-financial assets

The recovery test (impairment test) aims at presenting in a prudent way the actual net realizable value of an asset. Such realization can be performed directly or indirectly, respectively, through sale or the cash flows generation on use of assets in the MERGED COMPANY'S activities.

Every year the MERGED COMPANY performs the impairment test of its tangible or intangible assets or whenever there is any internal or external evidence that the asset may have an impairment loss.

The impairment of an asset is defined as the higher of fair value of the asset or the value in use of its cash generating unit (CGU), unless the asset does not generate cash inflows that are largely independent of the inputs box of other assets or groups of assets.

If the carrying amount of an asset or CGU exceeds its impairment, such asset is deemed as nonrecoverable and a provision for devaluation is created to adjust the carrying value to its impairment. In assessing the impairment, the estimated future cash flows are discounted to present value, adopting a discount rate, which is the capital cost of the CBD ("WACC"), before taxes, that reflects current assessments market about the value of money over time and specific risks of the asset.

ANNEX 2 (continued)
SÉ SUPERMERCADOS LTDA. Notes to the financial statements prepared on September 30, 2015

2.    Significant accounting policies (continued)

2.12.  Impairment of non-financial assets (continued)

Impairment losses are recognized in the income statement in those expense categories consistent with the function of the impaired asset. The impairment loss previously recognized is reversed only if there are changes in the assumptions used to determine the recoverable amount of the asset on initial recognition or later, except in the case of goodwill that cannot be reversed in future years.

2.13.  Fixed Assets

Fixed assets are stated at cost, net of accumulated depreciation and/or impairment losses, if any. The cost includes the amount for the merger of equipment and the borrowing costs for long-term construction projects if the recognition criteria are met. When significant components of property and equipment are replaced, such components are recognized as individual assets with particular shelf lives and depreciations. Likewise, when a significant replacement is performed, its cost is recognized in the carrying amount of the equipment as a replacement, provided they meet the recognition criteria. All other repair and maintenance costs are recognized in profit or loss as incurred in the income of the fiscal year.

Asset category	Average annual depreciation rate
Buildings	2.50%
Leasehold improvements	4.41%
Machines and equipment	9.17%
IT equipment	20.93%
Software	11.81%
Facilities	7.88%
Furniture and equipment	10.21%
Vehicles	21.52%
Decoration	20.0%

Items of fixed assets, and any significant parts are written off upon they  are assigned or when there is not any expected future economic benefits derived from its use or assignment. Any gains or losses resulting from the disposal of assets are included in the income statement.

Residual values, shelf life of assets and depreciation methods are reviewed at the end of every year, and adjusted prospectively, if applicable. The MERGED COMPANY revised the shelf life of fixed and intangible assets in year 2014 and concluded that there are no changes to be carried out this fiscal year.

2.14.  Capitalized interests

Interests from loans directly attributable to the merger, construction or manufacturing of an asset that requires a substantial period of time to be finished for the intended use or sale (qualifying assets) are capitalized as part of the cost of the underlying assets during the construction phase.

ANNEX 2 (continued)
SÉ SUPERMERCADOS LTDA. Notes to the financial statements prepared on September 30, 2015

2.    Significant accounting policies (continued)

2.14.  Capitalized interests (continued)

From the date the corresponding asset becomes effective, capitalized costs are depreciated over the estimated shelf life of such asset.

2.15.  Property investment

Investment properties are measured at historical cost (including transaction costs), net of accumulated depreciation and or impairment losses, if any.

Investment properties are written off when sold or when they cease to be used permanently and is not expected any future economic benefit from their sale. An investment property is also transferred when there is intent to sell and this case is considered as non-current assets available for sale. The difference between the net sales value and the carrying amount of the asset is recognized in the income statement in the period of derecognition.

2.16.  Intangible assets

The separately acquired intangible assets are measured at cost being upon their initial recognition, being deducted by amortization and any impairment losses. The internally generated intangible assets, excluding capitalized software development costs, are reflected in the income statement that were incurred.

Intangible assets consist mainly of software purchased from third parties, software developed for internal use, goodwill (right to use the stores), customer lists, advantageous lease agreements, profitable contracts to supply furniture and brands.

Intangible assets with a defined shelf life are amortized using the straight  line method. The period and the amortization method are reviewed at least in the end of every fiscal year. Changes in the expected shelf life or in the expected pattern of consumption of future economic benefits embodied in assets are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting assumptions.

Software development costs recognized as assets are amortized over their estimated shelf lives, which is 10 years.

Intangible assets with indefinite shelf lives are not amortized; they are rather tested for impairment in the end of each fiscal year or whenever there are signs that their carrying amount may not be recoverable, whether individually or at the level of cash generating unit. The assessment is reviewed annually to determine whether such indefinite shelf life is still valid. Otherwise, the estimated shelf life is prospectively changed from indefinite to definite.

Gains or losses, where applicable, resulting from derecognition of an intangible asset are measured as the difference between the net proceeds from the sale and

ANNEX 2 (continued)
SÉ SUPERMERCADOS LTDA. Notes to the financial statements prepared on September 30, 2015

2.    Significant accounting policies (continued)

2.16.  Intangible assets (continued)

the carrying amount of the asset, being recognized in the income statement of the fiscal year when the asset is written off.

2.17.  Classification of assets and liabilities as current and noncurrent

Assets (except for deferred income tax and social contribution) with intent to be realized or intended to be sold or consumed within twelve months from the balance sheets date, are classified as current assets. Liabilities (excluding deferred income tax and social contribution) with settlement expected within twelve months from the balance sheets date are classified as current liabilities. All other assets and liabilities (including deferred taxes) are classified as "non-current" assets and liabilities.

Deferred tax assets and liabilities are classified as "non-current", net per legal entity, as required by the corresponding accounting pronouncement.

2.18.  Leasing

The definition of an agreement as a lease is based on the terms of such arrangement on its inception date, that is, if compliance with such agreement depends on the use of one or more specific assets or if such arrangement conveys a right to use the asset.

The MERGED COMPANY leases equipment and commercial spaces under both cancelable and non-cancelable leases. The terms of such leases vary between 5 and 20 years.

The MERGED COMPANY as lessee

Leasing agreements that transfer to the MERGED COMPANY substantially all the risks and benefits incidental to ownership of the leased item are capitalized at the inception of the leasing at fair value of the leased property or the present value of minimum lease payments, whichever is less. Leasing payments are apportioned between finance charges and reduction of the leasing liability so as to achieve a constant interest rate on the balance of the liability. Financial costs are recognized as expenses in the fiscal year.

Leased assets are depreciated over their shelf life.  However, if there is not a reasonable certainty that the MERGED COMPANY will obtain ownership by the end of the leasing term, the asset is depreciated over its estimated shelf life or the leasing term, whichever is less; capitalization of  improvements and renovations carried out in stores are also considered.

ANNEX 2 (continued)
SÉ SUPERMERCADOS LTDA. Notes to the financial statements prepared on September 30, 2015

2.    Significant accounting policies (continued)

2.18.  Leasing agreements (continued)

The MERGED COMPANY and its subsidiaries as lessees (continued)

The leasing agreements are classified as operating leasing when there is not any transfer of risk and benefits derived from ownership of the leased item.

Payments of leasing installments (excluding costs for services such as insurance and maintenance) classified as operating leases are recognized as expenses, according to their competence, during the term of the lease.

Contingent rents are recognized as expenses in the fiscal years in which they incur.  The MERGED COMPANY as lessor

Leasing agreements in which the MERGED COMPANY does not transfer substantially all the risks and rewards of ownership on the asset are classified as operating leasing agreements. Initial direct costs incurred in negotiating operating leasing agreements are added to the carrying value of the leased asset and recognized over the lease term on the same basis as rental income.

Contingent rents are recognized as revenue in the fiscal years in which they are earned.

2.19.  Allowances

Allowances are recognized when the MERGED COMPANY have a present (whether legal or not formalized) obligation as a result of a past event, and it is probable that an outflow of resources will be required to settle such obligation, and a reliable estimate of the obligation can be made. In cases in which the MERGED COMPANY and its subsidiaries have the expectation of repayment of all or part of the provision - for example, under an insurance contract - the reimbursement is recognized as a separate asset but only when it is virtually certain. An expense connected to any provision is recorded in the income statement of the fiscal year, net of any reimbursement. In cases of lawyers' fees on success, the MERGED COMPANY has as policy to make an allowance at the time such fees are actually incurred, i.e., when the lawsuits are finally judged, and those amounts corresponding to lawsuits not yet finished are disclosed in the notes to the financial statements.

2.20.  Dividend distribution

The distribution of dividends to the MERGED COMPANY'S shareholders is recognized as a liability in the end of the fiscal year, based on the minimum mandatory dividends as set forth in the bylaws. Any amounts exceeding such

ANNEX 2 (continued)
SÉ SUPERMERCADOS LTDA. Notes to the financial statements prepared on September 30, 2015

3.     Significant accounting policies (continued)

2.21.  Dividend distribution (continued)

minimum amount are only recorded on the date on which such incremental dividends are approved by the MERGED COMPANY'S shareholders.

2.22.  Revenues to be recognized

Anticipated revenues are recorded by the MERGED COMPANY as a liability by the anticipation of amounts received from trading partners for exclusivity in providing intermediary services of supplementary or extended warranties and recognized in income by submitting a proof of service that such warranties have been actually sold to with commercial partners.

2.23.  Net Worth

Equity shares are classified under net worth.

In case equity shares are acquired from the MERGED COMPANY itself (treasury shares), the payable compensation, including any directly attributable incremental costs, is deducted from net worth, and remain registered as treasury shares until the shares are canceled or relocated in the market. When such shares are subsequently relocated, any consideration received, net of any directly attributable incremental transaction costs, is included in net worth. Losses or gains resulting from the purchase, sale, issue or cancellation of instruments representing the MERGED COMPANY'S own capital are not recognized.

2.24.  Calculation of the net profit

Revenues are recognized to the extent that it is probable that the MERGED COMPANY will have economic benefits and it is possible to measure revenues reliably. Revenues are measured at fair value of the consideration received, excluding discounts, rebates and taxes or charges on sales. The MERGED COMPANY assesses its revenue-generating agreements according to specific criteria to determine whether it will act as principal or agent. The MERGED COMPANY concluded that it will act as principal in all its revenue-generating agreements, except those connected to sales of extended warranties brokerage and sale of insurance policy brokerage. Particularly in this case the MERGED COMPANY acts as agent, and the revenue is recognized on a net basis, which reflects the commission received from insurance companies.

ANNEX 2 (continued)
SÉ SUPERMERCADOS LTDA. Notes to the financial statements prepared on September 30, 2015

4.     Related parties

4.1. Balances with Companhia Brasileira de Distribuição: Assets	2015
Customers	1,637,320.89
Accounts receivable from related parties	1,460,381,682.37
1,462,019,003.26
Liabilities
Suppliers	40,626,099.80
Transactions
Sales	348,392,013
Purchases	4,155,184
Revenues (Expenses)	17,862,860

4.     Fixed Assets

4.1.     Impairment loss of fixed assets

In view of the negative external  indicators due to the economic downturn, the MERGED COMPANY reviewed the impairment tests performed as of December 31, 2014 with the current assumptions for the base date of September 30, 2015. The MERGED COMPANY concluded not be necessary to recognize loss for non- performance.

5.     Intangible assets

5.1.     Goodwill and intangible asset impairment tests

Goodwill and intangible assets were subjected to impairment testing on December 31, 2014,by the method described in Note No. 4 - Significant accounting policies of the financial statements as of December 31, 2014 released on February 12, 2015.

In view of the negative external  indicators due to the economic downturn, the MERGED COMPANY reviewed the impairment tests performed as of December 31, 2014 with the current assumptions for the base date of September 30, 2015. The MERGED COMPANY concluded not be necessary to recognize loss for non- performance.

ANNEX 3
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Balance Sheets as of September 30, 2015
(amounts stated in Brazilian Real - R$)

ASSETS

Current Assets Cash available	67,957,290.90
Investments with immediate liquidity	1,676,411,784.84
Customers	97,414,247.25
Accounts receivable from related parties	83,196,327.41
Third-party credit claims	147,892,222.26
Employees' credits	28,439,143.50
Recoverable taxes	124,822,407.39
Dividends receivable	57,582,053.28
Credit from suppliers	287,029,815.74
Available for sale	2,418,183.40
Inventories	2,383,996,563.06
Anticipated expenses	77,862,250.67
Financial instruments	109,394,218.14
Total current assets	5,144,416,507.84
Noncurrent Assets
Credits from subsidiaries	252,414,525.38
People's credit	53,303,762.01
Recoverable taxes	587,751,585.24
Escrow deposits with courts of law	435,747,241.32
Anticipated expenses	20,132,785.04
Other long-term credits	110,725,927.83
Financial instruments	365,899,656.93
Investments	7,810,349,746.76
Net fixed assets	6,897,390,433.21
Intangible assets	726,499,436.24
Total noncurrent assets	17,260,215,099.96
TOTAL ASSETS	22,404,631,607.80

ANNEX 3 (continued)
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Balance Sheets as of September 30, 2015
(amounts stated in Brazilian Real - R$)

LIABILITIES AND NET WORTH

Current Assets

Loans and financing	1,816,322,553.34
Suppliers	2,626,209,287.51
Tax obligations	102,525,235.77
Labor-related obligations	367,956,862.32
Obligations with related parties	1,764,607,944.26
Dividends payable	952,360.77
Other liabilities	474,630,022.86
Total current liabilities	7,153,204,266.83
Noncurrent Assets
Loans and financing	3,606,681,123.79
Taxes payable in installments	580,065,666.16
Contingencies	498,957,763.46
Tax obligations	55,095,792.09
Anticipated revenues	33,935,470.64
Financial instruments	10,519,774.19
Total noncurrent liabilities	4,785,255,590.33
TOTAL LIABILITIES	11,938,459,857.16
NET WORTH
Capital Stock	6,799,129,214.63
Capital reserves	244,446,747.17
Profits reserve	3,500,740,207.10
Adjustment reserves	(78,144,418.26)
TOTAL NET WORTH	10,466,171,750.64
TOTAL LIABILITIES AND NET WORTH	22,404,631,607.80

ANNEX 4
SÉ SUPERMERCADOS LTDA. Balances held with the MERGED COMPANY as of September 30, 2015
(amounts stated in Brazilian Real - R$)

		Assets	Liabilities

	Current Assets	Noncurrent	Current
		Assets	Assets
Accounts receivable	1,637,320.89
Receivables from parent company	-	1,460,438,332.04	-
Suppliers	-	-	-
Obligations with related parties	-	-	40,727,466.37

	1,637,320.89	1,460,438,332.04	40,727,466.37

ANNEX 5
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Financial position after the merger
(amounts stated in Brazilian Real - R$)

			Adjust
		Sé			Balance after
	CBD	Supermercado	Debts	Credits	merger
ASSETS
Current Assets
Cash available	67,957,290.90	1,696,624.80			69,653,915.70
Investments with immediate liquidity	1,676,411,784.84	76,934,188.01			1,753,345,972.85
Customers	97,414,247.25	4,771,512.70			102,185,759.95
Accounts receivable from related parties	83,196,327.41	1,640,848.03		42,364,787.26	42,472,388.18
Third-party credit claims	147,892,222.26	10,785,312.04			158,677,534.30
Employees' credits	28,439,143.50	910,030.38			29,349,173.88
Recoverable taxes	124,822,407.39	10,890,587.13			135,712,994.52
Dividends receivable	57,582,053.28	34,195,396.15			91,777,449.43
Credit from suppliers	287,029,815.74	587,946.89			287,617,762.63
Available for sale	2,418,183.40	-			2,418,183.40
Inventories	2,383,996,563.06	56,814,111.76			2,440,810,674.82
Anticipated expenses	77,862,250.67	2,366,454.29			80,228,704.96
Financial instruments	109,394,218.14	-			109,394,218.14
Total current assets	5,144,416,507.84	201,593,012.18			5,303,644,732.76
Noncurrent Assets
Subsidiaries' credit	252,414,525.38	2,391,766,560.47		1,460,606,126.03	1,183,574,959.82
People's credit	53,303,762.01	11,954.81			53,315,716.82
Recoverable taxes	587,751,585.24	1,585,839.34			589,337,424.58
Escrow deposits with courts of law	435,747,241.32	2,361,338.98			438,108,580.30
Anticipated expenses	20,132,785.04	-			20,132,785.04
Other long-term credits	110,725,927.83	134,094.69			110,860,022.52
Financial instruments	365,899,656.93	-			365,899,656.93
Investments	7,810,349,746.76	(0.01)		2,713,030,406.64	5,097,319,340.11
Net fixed assets	6,897,390,433.21	232,118,712.68			7,129,509,145.89
Intangible assets	726,499,436.24	2,980,000.00			729,479,436.24

Total noncurrent assets	17,260,215,099.96	2,630,958,500.96			15,717,537,068.25
TOTAL ASSETS	22,404,631,607.80	2,832,551,513.14			21,021,181,801.01

ANNEX 5 (continued)
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Financial position after the merger
(amounts stated in Brazilian Real - R$)

			Adjust
		Sé			Balance after
	CBD	Supermercados	Debts	Credits	merger
LIABILITIES AND NET WORTH
LIABILITIES
Current Assets
Loans and financing	1,816,322,553.34	7,088,171.75			1,823,410,725.09
Suppliers	2,626,209,287.51	64,425,683.99	42,364,787.26		2,648,270,184.24
Tax obligations	102,525,235.77	8,861,662.48			111,386,898.25
Labor-related obligations	367,956,862.32	8,492,667.53			376,449,529.85
Obligations with related parties	1,764,607,944.26	235,347.58	1,460,606,126.03		304,237,165.81
Dividends payable	952,360.77	-			952,360.77
Other liabilities	474,630,022.86	3,120,306.09			477,750,328.95
Total current liabilities	7,153,204,266.83	92,223,839.42			5,742,457,192.96
Noncurrent Assets
Loans and financing	3,606,681,123.79	21,432,466.05			3,628,113,589.84
Taxes payable in installments	580,065,666.16	-			580,065,666.16
Contingencies	498,957,763.46	5,565,981.45			504,523,744.91
Tax obligations	55,095,792.09	-			55,095,792.09
Anticipated revenues	33,935,470.64	-			33,935,470.64
Financial instruments	10,519,774.19	298,819.58			10,818,593.77

Total non-current liabilities	4,785,255,590.33	27,297,267.08			4,812,552,857.41
TOTAL LIABILITIES	11,938,459,857.16	119,521,106.50			10,555,010,050.37
NET WORTH
Capital Stock	6,799,129,214.63	1,444,141,752.09	1,444,141,752.09		6,799,129,214.63
Capital reserves	244,446,747.17	319,250,542.37	319,250,542.37		244,446,747.17
Profits reserve	3,500,740,207.10	949,638,112.18	949,638,112.18		3,500,740,207.10
Adjustment reserves	(78,144,418.26)	-			(78,144,418.26)

TOTAL NET WORTH	10,466,171,750.64	2,713,030,406.64			10,466,171,750.64
TOTAL LIABILITIES AND NET WORTH	22,404,631,607.80	2,832,551,513.14	4,216,001,319.93	4,216,001,319.93	21,021,181,801.01

EXHIBIT II-(iii) TO THE MANAGEMENT PROPOSAL

CORPORATE ACTS THAT DISCUSSED AND/OR APPROVED THE TRANSACTIONS

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

HELD ON NOVEMBER 18TH, 2015

1.         DATE, TIME AND PLACE: On November 18th, 2015, at 06:30 p.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.         CONDUCTION OF THE MEETING: Chairman: Mr. Jean-Charles Henri Naouri; Secretary:  Mrs. Ana Paula Tarossi Silva.

3.         CALL TO ORDER AND ATTENDANCE: The meeting was duly called pursuant to paragraphs first and second of article 15 of the Company’s By-Laws and articles 7 and 8 of the Internal Regulation of the Company’s Board of Directors. All the members of the Company’s Board of Directors attended the meeting, namely, Messrs. Jean-Charles Henri Naouri, Arnaud Strasser, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Filipe da Silva Nogueira, Jose Gabriel Loaiza Herrera, Luiz Aranha Corrêa do Lago, Luiz Augusto de Castro Neves, Maria Helena dos Santos Fernandes Santana, Roberto Oliveira de Lima and Yves Desjacques.

4.         AGENDA: (i) Discuss and deliberate about: (a) the proposal of the total spin-off of the CBD’s subsidiary, Nova Pontocom Comércio Eletrônico S.A. (“Nova Pontocom”) and the merger of the spun-off assets into the Company, Via Varejo S.A. (“Via Varejo”) and companies incorporated by the minority shareholders of Nova Pontocom (together, “Receiving Parties”), which terms and conditions are described in the “Spin-Off Protocol and Justification of Nova Pontocom Comércio Eletrônico S.A.”, to be executed by the management of Nova Pontocom and the Receiving Parties on November 18th, 2015, if approved (“Spin-Off” and “Spin-Off Protocol”, respectively);

(b) the ratification of the nomination of the responsible for the elaboration of the appraisal report of Nova Pontocom’s spun-off assets; (c) the appraisal report mentioned in item “b” above; (ii) Discuss and deliberate about: (a) the proposal of the merger into CBD of its subsidiary, Sé Supermercados Ltda. (“Sé”), which terms and conditions are described in the “Merger Protocol and Justification of Sé Supermercados Ltda.”, to be executed by the management of CBD and Sé on November 18th, if approved (“Merger” and “Merger Protocol”, respectively); (b) the ratification of the nomination of the responsible for the elaboration of the appraisal report of the net equity of Sé, for purposes of the Merger; (c) the appraisal report mentioned in the item “b” above; (iii) Discuss and deliberate about the favorable orientation of the CBD’s representatives votes in the Shareholders’ Meetings of Nova Pontocom and Sé, that will resolve on the Spin-Off and the Merger; (iv) Discuss and deliberate about the call of the Extraordinary General Meeting of the Company’s Shareholders to be held on a date to be defined, in order to deliberate on the Spin-Off and the Merger; and (v) Discuss and deliberate about the ratification of the execution of the Agreement Term by and between CBD and Nova Pontocom on November 5th, 2015, under the scope of Company’s Policy for Related Parties Transactions.

5.         RESOLUTIONS: As the meeting was commenced, the Board of Directors’ members examined the items comprised in the Agenda and deliberated, unanimously and without reservations, the following resolutions:

5.1. Discuss and deliberate about: (a) the proposal of the total spin-off of the CBD’s subsidiary, Nova Pontocom Comércio Eletrônico S.A. (“Nova Pontocom”) and the merger of the spun-off assets into the Company, Via Varejo S.A. (“Via Varejo”) and companies incorporated by the minority shareholders of Nova Pontocom (together, “Receiving Parties”), which terms and conditions are described in the “Spin-Off Protocol and Justification of Nova Pontocom Comércio Eletrônico S.A.”, to be executed by the management of Nova Pontocom and the Receiving Parties on November 18th, 2015, if approved (“Spin-Off” and “Spin-Off Protocol”, respectively); (b) the ratification of the nomination of the responsible for the elaboration of the appraisal report of Nova Pontocom’s spun-off assets; (c) the appraisal report mentioned in item “b” above; based on the supporting material made available, the members of the Board of Directors discussed the Spin-Off proposal presented by the Company’s Management and further resolved:

5.1.1 Based on the favorable recommendation by the Financial Committee, as well as the equally favorable opinion issued by the Company’s Audit Committee, to approve, under the terms of Article 229, paragraphs 3rd and 5th, second part, of Law No. 6404 of December 15, 1976, as amended (“Brazilian Corporate Law”), the proposal of spin-off that will be carried out based on the value of the total net equity of Nova Pontocom, with the subsequent attribution to each of the Receiving Parties of a portion of the spun-off asset of Nova Pontocom proportionally to the current interest of the Receiving Parties in the net equity of Nova Pontocom, according to the Spin-Off Protocol. The Spin-Off will, therefore, encompass the transfer of all net equity of Nova Pontocom to the Receiving Parties and the extinction of Nova Pontocom. The share capital of the Receiving Parties will not be amended, sinceas a result of the Spin-Off, the shares that the Receiving Parties hold in Nova Pontocom will be canceled and replaced, in the financial statements of each Receiving Party, by the assets and liabilities of Nova Pontocom’s spun-off assets attributed to each of them, in accordance with the Spin-Off Protocol. Also, to approve the Spin-Off Protocol and the acts and measures contemplated therein.

5.1.2 Subsequently, to ratify the proposal of nomination and hiring of MAGALHÃES ANDRADE S/S AUDITORES INDEPENDENTES, enrolled with the Regional Council of Accountancy of the State of São Paulo under No. 2SP000233/O-3 and with CNPJ/MF under No. 62.657.242/0001-00, with head office in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Faria Lima, No. 1.893, 6th floor, Jardim Paulistano (“Appraiser”), as the specialized company responsible for the elaboration of the appraisal report of Nova Pontocom’s spun-off assets, for purposes of the Spin-Off and the transfer of Nova Pontocom’s spun-off assets to the Receiving Parties, at the base date of September 30, 2015, under the terms of the Spin-Off Protocol.

5.1.3 Finally, to approve the appraisal report of Nova Pontocom’s spun-off assets, prepared by the Appraiser at the base date of September 30, 2015, in accordance with the balance sheet prepared by the management of Nova Pontocom on the same date, according to which the total book value of the spun-off assets to be merged into the Receiving Parties equals to Ten thousand Brazilian Reais (BRL 10,000.00), to be attributed to the Receiving Parties in accordance with the Spin-Off Protocol.

5.2. Discuss and deliberate about: (a) the proposal of the merger into CBD of its subsidiary, Sé Supermercados Ltda. (“Sé”), which terms and conditions are described in the “Merger Protocol and Justification of Sé Supermercados Ltda.”, to be executed by the management of CBD and Sé on November 18th, if approved (“Merger” and “Merger Protocol”, respectively); (b) the ratification of the nomination of the responsible for the elaboration of the appraisal report of the net equity of Sé, for purposes of the Merger; (c) the appraisal report mentioned in the item “b” above: based on the supporting material made available, the members of the Board of Directors discussed the Spin-Off proposal presented by the Company’s Management and further resolved:

5.2.1 Based on the favorable recommendation by the Financial Committee, as well as the equally favorable opinion issued by the Company’s Audit Committee, to approve, under the terms of Article 227, of the Brazilian Corporate Law, the proposal of the Merger, which will be carried out based on the value of the net equity of Sé, according to the Merger Protocol. Therefore, the Merger will encompass the transfer of all net assets of Sé to CBD and the extinction of Sé. The share capital of CBD will not be amended, since, on the date of the Merger, CBD will be the sole shareholder of Sé. Approve the Merger Protocol and the acts and measures contemplated therein.

5.2.2 Subsequently, to ratify the proposal of nomination and hiring of the Appraiser, as the specialized company responsible for the elaboration of the appraisal report of the net equity of Sé, for purposes of the Merger, on the base date of September 30, 2015, under the terms of the Merger Protocol.

5.2.3 Finally, to approve the appraisal report of the net equity of Sé, prepared by the Appraiser on the base date of September 30, 2015, in accordance with the balance sheet prepared by the management of Sé on the same date, according to which the total book value of the net equity of Sé equals to Two Billions, Seven Hundred and Thirteen Millions, Thirty Thousand, Four Hundred and Six Brazilian Reais and Sixty-four cents (R$ 2,713,030,406.64).

5.3. Discuss and deliberate about the favorable orientation of the CBD’s representatives votes in the Shareholders’ Meetings of Nova Pontocom and Sé, that will resolve on the Spin-Off and the Merger: in view of the decisions taken in items 5.1 and 5.2 of the Agenda and after discussions, the members of the Board of Directors resolved to approve the favorable orientation of the Company's representatives votes in the Shareholders’ Meetings of Nova Pontocom and Sé, which will resolve on the Spin-Off and on the Merger, respectively.

5.4. Discuss and deliberate about the call of the Extraordinary General Meeting of the Company’s Shareholders to be held on a date to be defined, in order to deliberate on the Spin-Off and Merger: also as a result of the decisions taken in items 5.1 and 5.2 of the Agenda and after discussions, Messrs. Directors decided to approve the notice of the Company’s Extraordinary General Shareholders Meeting, to be held on a date to be defined, in order to resolve on the proposal of Spin-off of Nova Pontocom, with a share of the resulting portion of the assets being absorbed by the Company, as well as the proposal of Merger of its controlled company Sé.

5.5. Discuss and deliberate about the ratification of the execution of the Agreement Term by and between the Company and Nova Pontocom on November 5th, 2015, under the scope of Company’s Policy for Related Parties Transactions: after discussions and considering the favorable recommendation of the Audit Committee, regarding the compliance with the procedures required by the Policy for Related Party Transactions of the Company, Messrs. Board of Directors' members resolved to approve the ratification of the celebration, on November 5, 2015 , of a Settlement Agreement between the Company and Nova Pontocom, which purpose was to determine the use of a credit held by the Company against Nova Pontocom to offset the losses recorded by the latter, as debt reallocation aimed at balancing Nova Pontocom’s Net Equity.  Furthermore, the Board of Directors recommended to the Company's Management, as defined in the Policy for Transactions with Related Parties of the Company, that the transactions are submitted to the governance provided before their conclusion.

6.         APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, November 18th, 2015. Chairman - Mr. Jean-Charles Naouri; Secretary - Mrs. Ana Paula Tarossi Silva. Attending Members of the Board of Directors: Messrs. Jean-Charles Naouri, Arnaud Strasser, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Filipe da Silva Nogueira, José Gabriel Loaiza Herrera, Luiz Aranha Corrêa do Lago, Luiz Augusto de Castro Neves, Maria Helena dos Santos Fernandes Santana, Roberto Oliveira de Lima and Yves Desjacques.

7.         CERTIFICATE: I hereby declare that these minutes are a true copy of the minutes recorded in the Book of Registry of Minutes of Meetings of the Company’s Board of Directors.

_____________________________

Ana Paula Tarossi Silva

Secretary

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE MEETING OF THE AUDIT COMMITTEE HELD ON NOVEMBER 16, 2015

1.         DATE, TIME AND PLACE: On November 16, 2015, at 15:00 h, at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.         CONDUCTION OF THE MEETING: Chairman: Mr. Nelson Carvalho; Secretary:  Mrs. Ana Paula Tarossi Silva.

3.         CALL TO ORDER AND ATTENDANCE: The meeting was duly called pursuant to article 9th of the Internal Rule of the Audit Committee (“Committee”). All the members of the Committee attended the meeting, namely, Messrs. Nelson Carvalho, Eleazar de Carvalho Filho and Pedro Oliva Marcilio de Sousa. The following representatives of the Company´s management also attended the meeting: Marcelo Acerbi and Paula Bonanno.

4.         AGENDA: (i) Discuss and deliberate about: (a) the proposal of the total spin-off of CBD’s indirect subsidiary, Nova Pontocom Comércio Eletrônico S.A. (“Nova Pontocom”) and the merger of the spun-off assets into the Company, Via Varejo S.A. (“Via Varejo”) and companies to be incorporated by the minority shareholders of Nova Pontocom (together, “Receiving Parties”), which terms and conditions are described in the “Spin-Off Protocol and Justification of Nova Pontocom Comércio Eletrônico S.A.”, to be executed by the management of Nova Pontocom and the Receiving Parties on November 18, 2015, if approved (“Spin-Off” and “Spin-Off Protocol”, respectively); (b) the ratification of the appointment of the responsible for the preparation of the appraisal report of Nova Pontocom’s spun-off assets; (c) the appraisal report mentioned in item “b” above; (ii) Discuss and deliberate about: (a) the proposal of the merger into CBD of its subsidiary, Sé Supermercados Ltda. (“Sé”), which terms and conditions are described in the “Merger Protocol and Justification of Sé Supermercados Ltda.”, to be executed by the management of CBD and Sé on November 18, if approved (“Merger” and “Merger Protocol”, respectively); (b) the ratification of the appointment of the responsible for the preparation of the appraisal report of the net equity of Sé, for purposes of the Merger; (c) the appraisal report mentioned in the item “b” above; (iii) Discuss and deliberate about the ratification of the execution of the Agreement Term by and between CBD and Nova Pontocom on November 5, 2015, under the scope of Company’s Policy for Related Parties Transactions.

5.         RESOLUTIONS: As the meeting was commenced, the Committee’s members examined the items comprised in the Agenda and deliberated, unanimously and without reservations, the following resolutions:

5.1.      Discuss and deliberate about: (a) the proposal of the total spin-off of the CBD’s subsidiary, Nova Pontocom Comércio Eletrônico S.A. (“Nova Pontocom”) and the merger of the spun-off assets into the Company, Via Varejo S.A. (“Via Varejo”) and companies incorporated by the minority shareholders of Nova Pontocom (together, “Receiving Parties”), which terms and conditions are described in the “Spin-Off Protocol and Justification of Nova Pontocom Comércio Eletrônico S.A.”, to be executed by the management of Nova Pontocom and the Receiving Parties on November 18th, 2015, if approved (“Spin-Off” and “Spin-Off Protocol”, respectively); (b) the ratification of the nomination of the responsible for the elaboration of the appraisal report of Nova Pontocom’s spun-off assets; (c) the appraisal report mentioned in item “b” above: after the structure of the proposed Spin-Off was discussed and all the documents related to the Spin-Off were analyzed, the respective appraisal report prepared by the appraiser and the legal reports prepared by the legal counsels of the Receiving Parties, all attached to this minutes, the Committee’s members, in the scope of their attributions and in accordance with article 13, item (f) of the Internal Rule of the Audit Committee, deliberated to opine in favor of the Company´s management proposal that encompasses the terms and conditions related to the Spin-Off, under the Spin-Off Protocol.

5.2.      Discuss and deliberate about: (a) the proposal of the merger into CBD of its subsidiary, Sé Supermercados Ltda. (“Sé”), which terms and conditions are described in the “Merger Protocol and Justification of Sé Supermercados Ltda.”, to be executed by the management of CBD and Sé on November 18, if approved (“Merger” and “Merger Protocol”, respectively); (b) the ratification of the appointment of the responsible for the preparation of the appraisal report of the net equity of Sé, for purposes of the Merger; (c) the appraisal report mentioned in the item “b” above: after the structure of the proposed Merger was discussed and all the documents related to the Merger were analyzed, the respective appraisal report prepared by the appraiser and the legal reports prepared by the legal counsels of Receiving Parties, all attached to this minutes, the Committee’s members, in the scope of their attributions and in accordance with article 13, item (f) of the Internal Rule of the Audit Committee, deliberated to opine in favor of the Company´s management proposal that encompasses the terms and conditions related to the Merger, under the Merger Protocol.

5.3.      Discuss and deliberate about the ratification of the execution of the Agreement Term by and between the Company and Nova Pontocom on November 5, 2015, under the scope of Company’s Policy for Related Parties Transactions: The Committee’s members, in the scope of their attributions and in accordance with article 23 of the Internal Rule of the Audit Committee, analyzed, based on the Policy for Transactions with Related Parties the Agreement Term by and between the Company and Nova Pontocom on November 5, 2015 which was classified by the Corporate Legal Department as a Transaction involving amount lower than the Significant Amount and out of the Company’s ordinary course of business. After the referred analysis, verified that the guidelines of the Policy were observed in the development of the process about the transaction, that will be analyzed and deliberated by the Board of Directors.

6.         APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. São Paulo, November 16, 2015. Chairman – Mr. Nelson Carvalho; Secretary - Mrs. Ana Paula Tarossi Silva. Attending Members of the Audit Committee: Messrs. Nelson Carvalho, Eleazar de Carvalho Filho and Pedro Oliva Marcilio de Sousa.

I hereby certify that these minutes are a true copy of the minutes recorded in the Book of Registry of Minutes of Meetings of the Company’s Audit Committee.

_____________________________

Ana Paula Tarossi Silva

Secretary

EXHIBIT II-B(iv) TO THE MANAGEMENT PROPOSAL

DOCUMENTS OF SÉ SUPERMERCADOS LTDA.

PRIVATE INSTRUMENT OF AMENDMENT OF THE ARTICLES OF ASSOCIATION OF

SÉ SUPERMERCADOS LTDA.

Taxpayer’s Registry No. (“CNPJ/MF”) 01545828 / 0001-98

Corporate Registry No. (“NIRE”) 35215818694

By means of this particular document and in compliance with applicable law:

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, a corporation headquartered in the city of São Paulo, State of São Paulo, at Av. Brigadeiro Luis Antonio, 3142, Jardim Paulista, CEP 01402-901, enrolled with CNPJ/MF No. 47.508.411/0001-56, with its By-laws duly filed with the Board of Trade of São Paulo (“JUCESP”) under NIRE 35.300.089.901, as of November 19, 1981, herein represented by its legal representatives, Messrs. Antonio Sergio Salvador dos Santos, Brazilian, divorced, commerce worker, bearer of Identity Card RG No. 07217895-7, enrolled with the Individuals’ Taxpayers Registry (“CPF/MF”) under No. 888750677-91 and, Peter Paul Lorenço Estermann, Brazilian, married, agricultural engineer, bearer of Identity Card RG no. 206922023-1 SSP / RS, enrolled with the CPF/MF under no. 279185726-53, both resident and domiciled in the City and State of São Paulo, with professional address at Avenida Brigadeiro Luís Antônio, no. 3172, Jardim Paulista, CEP 01402-901 ("CBD");

sole shareholder of SÉ SUPERMERCADOS LTDA., a Brazilian limited liability company, headquartered in the city of São Paulo, at Av. Brigadeiro Luis Antonio, No. 3172, Jardim Paulista, CEP 01402-002, enrolled with CNPJ / MF under No. 01.545.828/0001-98, with its Articles of Association registered with JUCESP under NIRE 35.215.818.694, dated as of July 29, 1999 (the "Company"), decides to amend and consolidate the Articles of Association of the Company, as follows:

1 - Register the resignation of Mr. Fernando Custódio Zancopé, Brazilian, married, accountant, bearer of Identity Card RG No. 17352944-6, enrolled with the CPF/MF under No. 086541008-93. The shareholders hereby give full, irreversible, wide, general and irrevocable discharge to Mr. Luis Ricardo Marques Pedro with respect to acts performed by him in the exercise of the office of Company Officer and this gives the Company the full, irrevocable, irreversible, wide and general discharge for nothing claim, receive or repeat.

2 - To elect Messrs. Antonio Sergio Salvador dos Santos, Brazilian, divorced, commerce worker, bearer of Identity Card RG. no. 07217895-7, enrolled with the CPF/MF under no. 888750677-91, and Peter Paul Lorenço Estermann, Brazilian, married, agricultural engineer, bearer of Identity Card RG no. 206922023-1 SSP/RS, enrolled with the CPF/MF under no. 279185726-53, both resident and domiciled in the City and State of São Paulo, with offices at Avenida Brigadeiro Luis Antonio, 3172, Jardim Paulista, CEP 01402-901, for the positions of Officers, for indefinite term.

3 - Due to the resolution above, to amend the heading of Clause 9 of the Articles of Association regarding the composition of the Company's management, implementing the above resolution. Thus, the heading of Clause 9 of the Articles of Association shall become effective with the following wording:

"ARTICLE 9th - The Company's management will be exercised, regardless of collateral guarantee by a Board of Officers composed of up to four (4) Officers, shareholders or not, positions these will be filled by Mr. Luiz Elisio Castello Branco de Melo, Brazilian, married, engineer, bearer of Identity Card RG No. 04308374-0, SSP/RJ, enrolled with the CPF/MF under No. 735544137-04, Jorge Faiçal Filho, Brazilian, married, advertising, Carrier RG identity card No. 22702673-1, SSP/SP, enrolled with the CPF/MF under No. 192223408-76, Antonio Sergio Salvador dos Santos, Brazilian, divorced, commerce worker, bearer of Identity Card RG no. 07217895-7, enrolled with the CPF/MF under no. 888750677-91, and Peter Paul Lorenço Estermann, Brazilian, married, agricultural engineer, bearer of Identity Card RG no. 206922023-1 SSP/RS, enrolled with the CPF/MF under no. 279185726-53, all resident and domiciled in the City and State of São Paulo, with professional address at Avenida Brigadeiro Luis Antonio, 3172, Jardim Paulista, CEP 01402-901, which will remain in office for an indefinite term. "

4 - In view of the above resolutions, the shareholders decide to consolidate the Articles of Association of the Company, which shall read as follows:

" Articles of Association of

SÉ SUPERMERCADOS LTDA.

CHAPTER I - NAME, HEAD OFFICE,

PURPOSE AND DURATION

CLAUSE 1 - The company’s name shall be SÉ SUPERMERCADOS LTDA., and shall be ruled by ths articles of association and under the terms of Law 10.406/2002 and, supplementary, by Law n° 6.404/76.

CLAUSE 2 Company is headquartered at Cidade de São Paulo, Estado de São Paulo, with office at Avenida Brigadeiro Luis Antônio, n.º 3.172, Jardim Paulista, CEP: 01402-002.

Sole Paragraph - Company may, at its board of officers discretion, open, transfer, terminate trenches, agencies, offices and further places wherever find convenient, onshore or offshore.

CLAUSE 3 – Company shall exist for undetermined period..

CLAUSE 4 - The corporate purpose of the Company is the wholesale and retail of manufactured, semi- manufactured or raw products, both Brazilian and foreign, of any type or species, nature or quality, provided that the sale of such products is not prohibited by law.

First Paragraph - The Company may also engage in the following activities:

a) manufacture, processing, handling, transformation, exportation, importation and representation of food or non-food products either on its own or through third parties;

b) international trade, including that involving coffee;

c) importation, distribution and sale of cosmetic products for hygienic or make-up purposes, toiletries, sanitary and related products and food supplements;

d) sale of drugs and medicines, pharmaceutical and homeopathic specialties, chemical products, accessories, dental care equipment, tools and equipment for surgery, production of chemical products and pharmaceutical specialties, with the possibility that such activities of the Company are specialized as Drugstore, Allopathic Drugstore, Homeopathic Drugstore or Manipulation Drugstore of each specialty;

e) sale of oil products, filling up of fuels of any kind, rendering of technical assistance services, garage, repair, washing, lubrication, sale of accessories and other similar services, of any vehicles;

f) sale of products, drugs and general veterinary medicines; veterinary consultation, clinic and hospital and pet shop with bath and shearing service;

g) rental of any recorded media;

h) provision of photo, film and similar studio services;

i) execution and administration of real estate transactions, purchasing, promoting subdivisions and incorporations, leasing and selling real estate properties on the Company’s own behalf as well as for third parties;

j) acting as distributor, agent and representative of merchants and industrial concerns established in Brazil or abroad and, in such capacity, for consignors or on its own behalf acquiring, retaining, possessing and carrying out any operations and transactions in its own interests or on behalf of such consignors;

k) provision of data processing services;

l) building and construction services of all kinds, either on its own behalf or for third parties, purchase and sale of construction materials and installation and maintenance of air conditioning systems, cargo loaders and freight elevators;

m) use of sanitary products and related products;

n) general municipal, state and interstate ground freight transportation for its own products and those of third parties, including warehousing, depositing, loading, unloading, packaging and guarding any such products, and subcontracting the services contemplated in this item;

o) communication services, general advertising and marketing, including for bars, cafes and restaurants, which may extend to other compatible or connected areas, subject to any legal restrictions;

p) purchase, sale and distribution of books, magazines, newspapers, periodicals and similar products;

q) performance of studies, analysis, planning and markets research;

r) performance of market test for the launching of new products, packing and labels;

s) creation of strategies and analysis of “sales behavior in specific sectors”, of special promotions and advertising;

t) provision of management services of food, meal, drugstore, fuel and transportation vouchers/cards and other cards resulting from the activities related to its corporate purpose; and

u) lease and sublease of its own or third-party furnishings;

v) provision of management services;

w) representation of other companies, both Brazilian and foreign, and participation as a partner or shareholder in the capital stock of other companies irrespective of their form or object of same, and in commercial enterprises of any nature;

x) Agency, brokerage or intermediation of coupons and tickets;

y) Services related to billing, receipts or payments, of coupons, bills or booklets, rates, taxes and for third parties, including those made by electronic means or by automatic teller machines; supply of charging position, receipt or payment; issuing of booklets, forms of compensation, printed and documents in general;

Second Paragraph - A Sociedade poderá prestar fianças ou avais em contratos de locação e/ou sublocação, quando suas controladas e sua controladora forem locatárias e/ou sublocatárias, e em contratos de financiamento firmados entre a sua controladora direta e o Banco Nacional de Desenvolvimento Econômico e Social – BNDES.

CAPÍTULO II

CAPITAL

CLAUSE 5 – Company’s capital, fully subscribed and paid herein, is R$ 1,444,141,752.09 (one billion, four hundred forty-four million, one hundred and forty-one thousand, seven hundred fifty-two reais and nine cents), divided in 366,267,034 (three hundred sixty-six million, two hundred and sixty-seven thousand and thirty-four) shares, with a par value of R$ 3.94286577287 each, fully owned by the sole shareholder, Companhia Brasileira de Distribuição.

First Paragraph – The responsibility of each quota holders is limited to the value of its quotas, but they all respond jointly by the full payment of Company’s Capital.

Second Paragraph – The quota holders shall not respond jointly by Company’s obligations, under the terms of Article 1.054 and Article 997, VIII, of Brazilian Civil Code (Law 10.406/2002)

CLAUSE 6 – Quotas are undivided in connection with the Company and each one offers one vote at quota holders meetings.

CLAUSE 7 – It is forbidden for quota holders to pledge impawn or establish a liability of any nature over their quotas, partially or fully, under penalty of being such act null.

CLAUSE 8 – Without prior consent, written by other quota holder, none of the quota holders may sell, deal, offer or transfer their quotas to third parties, totally or partially, without first offer preferred right to other quota holder, on equal conditions. In any case, disposal and transference of quotas are attached to further quota holders consent and shall be null in connection with the Company if this Clause is not observed.

CAPÍTULO III

MANAGEMENT

CLAUSE 9 - Company’s management shall be performed, independently of guarantee, by a board of officers composed by 4 (four) officers, quota holders or not quota holders, and such chairs are held by Mr Luiz Elísio Castello Branco de Melo, Brazilian, married, engeenering, bearer of the Identity Card nº 04.308.374-0, SSP/RJ, enrolled at the Brazilian’s Tax Payer Number (CPF/MF) under the Nº 735.544.137-04; Jorge Faiçal Filho, brazilian, married, marketing agent, bearer of the Identity Card nº RG nº 22.702.673-1, SSP/SP, enrolled at the Brazilian’s Tax Payer Number (CPF/MF) under the Nº 192.223.408-76; Antonio Sérgio Salvador dos Santos, Brazilian, divorced, commerce worker, bearer of the Identity Card nº 07.217.895-7, enrolled at the Brazilian’s Tax Payer Number (CPF/MF) under the Nº 888.750.677-91, and Peter Paul Lorenço Estermann, Brazilian, married, agronomist, bearer of the Identity Card nº 888.750.677-91 SSP/RS, enrolled at the Brazilian’s Tax Payer Number (CPF/MF) under the Nº 279.185.726-53, all resident and domiciled  at City of São Paulo, State of São Paulo, with office at City of São Paulo, Estado de São Paulo, with office at Avenida Brigadeiro Luís Antônio, n.º 3172, Jardim Paulista, CEP: 01402-901, for the position of officers, in which shall be for undetermined term.

Sole Paragraph – The dismissal of officers may be done at any time by means of approval of the majority of quota holders.

CLAUSE 10 - In addition to the charges required to accomplish business purposes, the officers, jointly in pair, are empowered to represent the Company actively and passively, judicial and extra judicial, appoint attorneys, compromise, waive, make commitments, confess debts, make agreements, contract obligations and enter into contracts under the terms of this chapter.

CLAUSE 11 – Company may be bounded to when represented by:

a) jointly by two officers; and

b) by one or more proxies, under the terms of the powers granted by the respective power-of-attorneys.

Sole Paragraph – Exception made for judicial purposes, proxies granted shall have determined period.

CLAUSE 12 - In operations not connected with company’s business, officers are forbidden to grant, on behalf of the Company, guarantees or collateral or contract obligations of any kind.

CLAUSE 13 - The officers shall have a monthly remuneration, to be fixed at a meeting of quota holders.

CAPÍTULO IV

CORPORATE

RESOLUTIONS

CLAUSE 14 - Corporate resolutions shall be taken at a meeting of quota holders, representing a majority of the share capital, subject to the provisions of Article 1076 of the Civil Code and this Articles of Association.

First Paragraph - Meetings of quota holders shall be held at any time, according to the needs and interests of the Company, observing the provisions of this Clause.

Second Paragraph - The notice of meeting will be made by the Directors upon notice to quotas holders, stating the day, the time, place and subject matter to be approved, respecting the advance of five (05) days prior to the meeting

Third Paragraph - The proceeding described in paragraph 2 of this clause shall not be observed if all quota holders attend or declare themselves aware of the meeting in writing

Fourth Paragraph - The meeting becomes necessary if all quota holders agree, in writing, on the matter subject to approval at such meeting.

Fifth Paragraph - The dissenting member of any majority decision may withdraw from the Company notifying the other quota holders of his purpose in writing.

Sixth Paragraph - The dissenting quota holder liquidation assets will be calculated and paid in accordance with chapter VII herein, taking as a calculation base date the date of receipt of notification of dissent by the other quota holder.

CHAPTER V –

COMPANY’S CONTINUATION

CLAUSE 15 – The Company will not be resolved by death, incapacity or declaration of insolvency or bankruptcy of judicial or extrajudicial recovery of any quota holder, continuing with the remaining quota holders. The calculation of company’s assets of the insolvent quota holder will be held under the terms of chapter VII.

CLAUSE 16 – In case of legal separation or divorce of social individual, spouse's death, sharecropping or sharing involving change in ownership of the quotas, with allocation of quotas to who was no longer a partner, spouse or their heirs and successors who receive company shares not will join the Company, whereby the corresponding assets to their quotas be calculated and paid as provided in chapter VII herein, taking into account base date the date of approval of the share.

CHAPTER VI – EXCLUSION OF

QUOTA HOLDER

CLAUSE 17 - The quota holder representing the majority of the share capital may, for good cause and in accordance with the law, exclude one or more quota holders, in case of undeniable gravity that might jeopardize the continuity of the Company.

Sole Paragraph - The assets of the excluded quota holder will be calculated and paid in accordance with Chapter VII herein, considering as a calculation base date to the exclusion date.

CHAPTER VII –

LIQUIDATION OF ASSETS

CLAUSE 18 - In the event of liquidation of assets under this Articles of Association or due to legal or judicial decision, the refund amount of the quotas will be determined as herein:

a) on the base date of calculation, balance sheet of the Company shall be accomplished especially for this purpose, and will be calculated the net asset amount of this and the relative value of the quotas to be redeemed or purchased, as applicable; and

b) the liquidation amounts will be paid to those entitled into twelve (12) monthly installments, equal and successive, plus monetary restatement calculated based on the IGPM-FGV - Índice Geral de Preços published by the Fundação Getúlio Vargas, and in the absence that, based on other legal index to replace it, with the shortest period permitted by law, from the date the assets of calculation sheet date to the date of each payment. The first installment will win within thirty (30) days after the date of the balance sheet and the other on the same day of the subsequent months, until the end.

CLAUSE 19 – Quota shall be refunded and may be acquired by the Company, under the terms of applicable law, or by a quota holder, under its participation on Company’s capital.

CHAPTER VIII - FISCAL YEAR, FINANCIAL

STATEMENT AND RESULTS

CLAUSE 20 - Company’s fiscal year shall terminate at December 31 of each year, period that shall be accomplished Company’s financial statements, under the terms of the applicable law.

CLAUSE 21 – Net profit dully accounted, by quota holders majority decision, may:

a) be distributed to quota holders, proportionally or not, to their participation at Company’s capital; or

b) be restrained, totally or partially, held into suspended profit account or account of reserves or capitalized.

Sole Paragraph – At quota holder’s discretion, Company may accomplish, at any time, periodic financial statements for accounting purposes or to distribute profits.

CHAPTER IX – TERMINATION AND LIQUIDATION

CLAUSE 22 – Company shall terminate under the cases as legally applicable and by majority decision of quota holders.

CLAUSE 23 - Em caso de liquidação, o sócio representando a maioria do capital social nomeará um liquidante a fim de que este proceda na conformidade das leis vigentes.

CHAPTER X - MISCELANEOUS

CLAUSE 24 – By majority decision of quota holders, Company may change its corporate nature or be into a merge or acquisition.

CLAUSE 25 - For further issues in connection with this Articles of Association, remains elected the jurisdiction of the city of the Company. "

The hereby elected and vested Officers, declare, under penalty of law, they are not prevented to exercise commercial activity. Officers represent also under Article 1011, paragraph 1, of the Brazilian Civil Code, not have been sentenced to penalty that prohibits, even temporarily, access to public office; or by bankruptcy crime, malfeasance, bribery, graft, embezzlement; or against the public economy, against the national financial system, against antitrust rules, against consumer relations, public faith or property.

And, being so fair and contracted, the parties sign this instrument in 03 (three) copies of equal content and form, with 02 (two) undersigned witnesses, to all present.

São Paulo, February 19, 2015.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Antonio Sergio Salvador dos Santos and Peter Paul Lorenço Estermann

Elected Officers:

Antonio Sergio Salvador dos Santos	Peter Paul Lorenço Estermann

Elizabeth Mendes

OAB / SP 254 470

WITNESSES:

1. ________________________________ Name: RG:	2. ________________________________ Name: RG:

EXHIBIT III TO THE MANAGEMENT PROPOSAL

INFORMATION ON APPRAISERS (pursuant to exhibit 21 of CVM Instruction No. 481)

17          Please list the appraisers recommended by the management.

The Company’s management recommends the approval of the ratification of the contracting of MAGALHÃES ANDRADE S/S AUDITORES INDEPENDENTES, audit and consulting company, registered at the Regional Council of Accounting of the State of São Paulo, under nº 2SP000233/0-3, enrolled with CNPJ/MF under No. 62.657.242/0001-00 and with principal place of business at Av. Brigadeiro Faria Lima, n° 1.893, 6º andar, Jardim Paulistano, São Paulo, SP, which prepared the Spin-Off Appraisal Report and the Merger Appraisal Report.

18          Please describe the training of the recommended appraisers.

The recommended appraiser has reputable experience for purposes of preparing the Spin-Off Appraisal Report and the Merger Appraisal Report, as it can be seen on its page on the internet (www.magalhaesandrade.com.br).

19          Please provide copies of work proposals and compensation of the recommended appraisers.

The compensation of the appraisers recommended to prepare the Spin-Off Appraisal Report will be thirty thousand reais (R$ 30,000.00) and the Merger Appraisal Report will be thirty thousand reais (R$ 30,000.00), as per the proposals for work submitted to the management of the Acquiring Companies and of the Company and available for consultation by the Shareholders at the principal place of business of the Company.

20          Describe any relevant existing relationship in the last 3 (three) years between the recommended appraisers and parties related to the company, as defined by the accounting rules which govern this matter.

The list of works performed by Magalhães Andrade in the past three (03) years are contained in Exhibit IV to this document.

EXHIBIT IV TO THE MANAGEMENT PROPOSAL

WORKS PERFORMED BY MAGALHÃES ANDRADE
(pursuant to exhibit 21 of CVM Instruction No. 481)

Clients.	Year	Description
Companhia Brasileira de Distribuição	2012	Appraisal of the Market value of shares for paying up the capital in Wilkes Participações S.A.
Sendas Distribuidora S.A.	2012	Appraisal of the book value of net assets spun-off and absorbed by Companhia Brasileira de Distribuição
Barcelona Comércio Varejista e Atacadista S.A.	2012	Appraisal of the book value of net assets spun-off and absorbed by Sendas Distribuidora S.A.
Companhia Brasileira de Distribuição	2012	Appraisal of the book value of assets used for capital increase in Barcelona Comércio Varejista e Atacadista S.A.
Sé Supermercados Ltda.	2012	Appraisal of book value of net assets spun off and absorbed by Companhia Brasileira de Distribuição
Companhia Brasileira de Distribuição	2013	Appraisal of the Market value of shares for paying up the capital in Wilkes Participações S.A.
Ponto Frio Administração e Importação de Bens Ltda.	2014	Appraisal of the book value of net equity for purposes of merger by Via Varejo S.A.
Rio Expresso Comércio Atacadista de Eletrodomésticos Ltda.	2014	Appraisal of the book value of net equity for purposes of merger by Via Varejo S.A.
Novasoc Comercial Ltda.	2014	Independent calculation of the sale transactions of the store 1329, for purposes of negotiating rent.
Companhia Brasileira de Distribuição	2014	Appraisal of the book value of net equity of several investees for purposes of merger.
Barcelona Comércio Atacadista S.A.	2014	Appraisal of the book value of balance with affiliate
Xantocarpa Participações Ltda.	2015	Appraisal of the book value of net equity for purposes of merger by Barcelona Comércio Atacadista e Varejista S.A.
Sudaco Participações Ltda.	2015	Appraisal at book value for purposes of merger
Pumpido Participações Ltda.	2015	Appraisal at book value for purposes of merger
Wilkes Participações S.A.	2015	Appraisal at book value for purposes of partial Spin-Off
Companhia Brasileira de Distribuição	2015	Appraisal of the market value of shares to pay in the capital in Wilkes Participações S.A.

EXHIBIT V TO THE MANAGEMENT PROPOSAL

COPY OF THE CONSOLIDATED BY-LAWS
REFLECTING THE PROPOSED AMENDMENTS
(pursuant to article 11 of CVM Instruction No. 481)

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CNPJ/MF (Corporate Taxpayers’ Registry with the Treasury Department) No. 47.508.411/000156

NIRE (Company Registration with the State Registry of Commerce) No. 35.300.089.901

Authorized-Capital Publicly-Held Company

CHAPTER I

NAME, HEAD OFFICE, PURPOSE AND DURATION

ARTICLE 1 - COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”) is a publicly held company with head offices and jurisdiction at Av. Brigadeiro Luís Antonio, 3142, in the City of São Paulo, Federative Republic of Brazil, hereinafter governed by these By-laws, by Law 6404 dated December 15th, 1976, as amended, and other applicable legal provisions.

Sole Paragraph – Upon the Company’s admission to the special listing segment named Level 1 of Corporate Governance of the BM&FBOVESPA S.A. – the BM&F BOVESPA Commodities and Futures Exchange (“BM&FBOVESPA”), the Company, its shareholders, Managers and members of the Fiscal Council, when installed, subject themselves to the provisions of the Level 1 Listing Rules on Corporate Governance issued by BM&FBOVESPA (“Level 1 Rules”).

ARTICLE 2 - The corporate purpose of the Company is the sale of manufactured, semi- manufactured or raw products, both Brazilian and foreign, of any type or species, nature or quality, provided that the sale of such products is not prohibited by law.

First Paragraph - The Company may also engage in the following activities:

a) manufacture, processing, handling, transformation, exportation, importation and representation of food or non-food products either on its own or through third parties;

b) international trade, including that involving coffee;

c) importation, distribution and sale of cosmetic products for hygienic or make-up purposes, toiletries, sanitary and related products and food supplements;

d) sale of drugs and medicines, pharmaceutical and homeopathic specialties, chemical products, accessories, dental care equipment, tools and equipment for surgery, production of chemical products and pharmaceutical specialties, with the possibility that such activities of the Company are specialized as Drugstore, Allopathic Drugstore, Homeopathic Drugstore or Manipulation Drugstore of each specialty;

e) sale of oil products, filling up of fuels of any kind, rendering of technical assistance services, garage, repair, washing, lubrication, sale of accessories and other similar services, of any vehicles;

f) sale of products, drugs and general veterinary medicines; veterinary consultation, clinic and hospital and pet shop with bath and shearing service;

g) rental of any recorded media;

h) provision of photo, film and similar studio services;

i) execution and administration of real estate transactions, purchasing, promoting subdivisions and incorporations, leasing and selling real estate properties on the Company’s own behalf as well as for third parties;

j) acting as distributor, agent and representative of merchants and industrial concerns established in Brazil or abroad and, in such capacity, for consignors or on its own behalf acquiring, retaining, possessing and carrying out any operations and transactions in its own interests or on behalf of such consignors;

k) provision of data processing services;

l) building and construction services of all kinds, either on its own behalf or for third parties, purchase and sale of construction materials and installation and maintenance of air conditioning systems, cargo loaders and freight elevators;

m) use of sanitary products and related products;

n) general municipal, state and interstate ground freight transportation for its own products and those of third parties, including warehousing, depositing, loading, unloading, packaging and guarding any such products, and subcontracting the services contemplated in this item;

o) communication services, general advertising and marketing, including for bars, cafes and restaurants, which may extend to other compatible or connected areas, subject to any legal restrictions;

p) purchase, sale and distribution of books, magazines, newspapers, periodicals and similar products;

q) performance of studies, analysis, planning and markets research;

r) performance of market test for the launching of new products, packing and labels;

s) creation of strategies and analysis of “sales behavior in specific sectors”, of special promotions and advertising;

t) provision of management services of food, meal, drugstore, fuel and transportation vouchers/cards and other cards resulting from the activities related to its corporate purpose; and

u) lease and sublease of its own or third-party furnishings;

v) provision of management services;

w) representation of other companies, both Brazilian and foreign, and participation as a partner or shareholder in the capital stock of other companies irrespective of their form or object of same, and in commercial enterprises of any nature;

x) Agency, brokerage or intermediation of coupons and tickets;

y) Services related to billing, receipts or payments, of coupons, bills or booklets, rates, taxes and for third parties, including those made by electronic means or by automatic teller machines; supply of charging position, receipt or payment; issuing of booklets, forms of compensation, printed and documents in general; ~~and~~

z) Provision of services in connection with parking lot, stay and the safeguard of vehicles; and

aa) Importat of Wines, Beverages and Vinegars

Second Paragraph - The Company may provide guarantees or collateral for business transactions of its interest, although it must not do so merely as a favor.

ARTICLE 3 - The Company’s term of duration shall be indefinite.

CHAPTER II

CAPITAL STOCK AND SHARES

ARTICLE 4 The Company Capital is six billion seven hundred and eighty-six million, hundred and seventy thousand, eight hundred and sixty-eight Reais and sixty-nine cents (R$ 6.786.170.868,69), fully paid in and divided into two hundred sixty-five million one hundred thirty-seven thousand, seven hundred ninety-one (265.137.791) shares with no par value, of which ninety-nine million, six hundred seventy-nine thousand and eight hundred fifty-one (99,679,851) are common shares and one hundred sixty-five million four hundred fifty-seven thousand, nine hundred and forty (165.457.940) are preferred shares.

First Paragraph - The shares of capital stock are indivisible in relation to the Company and each common shares entitles its holder to one vote at the General Shareholders' Meetings.

Second Paragraph - The shares shall be recorded in book-entry systems and be kept in deposit accounts on behalf of their holders with the authorized financial institution designated by the Company, without issuance of share certificates.

Third Paragraph – Shareholders can, at any time, convert common shares into preferred shares, since they are paid-up and observing the limit of article 5 below. Conversion requests should be sent in writing to the Executive Board. Conversion requests received by the Executive Board should be ratified on the first Board of Directors’ meeting, since the conditions above are complied with.

Fourth Paragraph – The cost of the service of transferring the ownership of the book-entry shares charged by the depositary financial institution may be passed on to the shareholder, pursuant to the third paragraph of Article 35 of Law No. 6,404 dated 12/15/76, subject to the maximum limits established by the Brazilian Securities Exchange Commission ("Comissão de Valores Mobiliários", or “CVM”).

ARTICLE 5 - The Company is entitled to issue new shares without maintaining proportion between types and/or classes of the existing shares, provided that the number of preferred shares shall not exceed the limit of two thirds (2/3) of the total issued shares.

First Paragraph - The preferred shares shall be entitled to the following privileges and preferences:

a) priority in the reimbursement of capital, in an amount calculated by dividing the Capital Stock by the number of outstanding shares, without premium, in the event of liquidation of the Company;

b) priority in the receipt of a minimum annual dividend in the amount of eight cents of Real (R$ 0.08) per one (1) preferred share, on a non-cumulative basis;

c) participation under equal conditions as the common shares in the distribution of bonus shares resulting from capitalization of reserves or retained earnings; and

d) participation in the receipt of dividend as set forth in Article 36, IV, item "c" of these By-laws, which shall be distributed for the common and preferred shares so as to for each preferred share shall be ascribed a dividend ten percent (10%) higher than the dividend assigned to each common share, pursuant to the provisions of Article 17, first paragraph, of Law No. 6,404/76, as amended by Law No. 10,303/01, including, for purposes of such calculation, in the sum of the total amount of dividends paid to the preferred shares, the amount paid as minimum dividend set forth in item "b" of this First Paragraph.

Second Paragraph - The preferred shares shall have no voting rights.

Third Paragraph - The preferred shares shall acquire voting rights in the event that the Company fails to pay the minimum or fixed dividends to which they are entitled according to these By-laws for a period of three (3) consecutive fiscal years, according to the provisions of first paragraph of Article 111 of Law No. 6,404/76. These voting rights will cease upon the payment of such minimum or fixed dividends.

ARTICLE 6 - The Company is authorized to increase its Capital Stock by resolution of the Board of Directors without the need to amendment the Company by-laws, up to the limit of four hundred million (400,000,000) shares, through issuance of new common or preferred shares, with due regard to the limit established in article 5 above.

First Paragraph - The limit of the Company’s authorized capital shall only be modified by decision of a General Shareholders Meeting.

Second Paragraph - Within the limit of the authorized capital and in accordance with the plan approved by the General Shareholders Meeting, the Company may grant stock options to the members of its management bodies or employees, or to individuals providing services to the Company.

ARTICLE 7 - The issuance of shares, subscription bonuses or debentures convertible into shares, may be approved by the Board of Directors, with the exclusion or reduction of the term for the exercise of preemptive rights, as provided in Article 172 of Law No. 6,404/76.

Sole Paragraph - Except for the provision set out in the heading of this article, the shareholders shall be entitled to preemptive rights, in proportion to their respective equity interests, in the subscription of any Company’s capital increases, with the exercise of such right being governed by the legislation applicable thereto.

CHAPTER III

GENERAL SHAREHOLDERS’ MEETING

ARTICLE 8 -The General Meeting is the meeting of the shareholders, which shareholders may attend in person or appoint and constitute their representatives under the provisions of the Law, in order to resolve on matters of the interest of the Company

ARTICLE 9 – The General Shareholders' Meeting shall be called, incepted and chaired by the Board of Directors Chairman, in his absence, by the Board of Directors Vice-Chairman or, in his absence, by an Officer appointed by the Board of Directors Chairman and shall have the following attributions:

I. the amendment to the Company's By-laws;

II. the appointment and removal of members of the Company's Board of Directors at any time;

III. the appointment and removal of the Chairman and the Vice-Chairman of the Company's Board of Directors;

IV. the approval, annually, of the accounts and financial statements of the Company´s management, prepared by them;

V. the approval of any issuance of common or preferred shares up to the limit of the authorized capital, as provided in Article 6 above and any bonuses, debentures convertible into its shares or with secured guarantee or securities or other rights or interests which are convertible or exchangeable into or exercisable for its shares, or any other options, warrants, rights, contracts or commitments of any character pursuant to which the Company is or may be bound to issue, transfer, sell, repurchase or otherwise acquire any shares and the terms and conditions of subscription and payment;

VI. the approval of any appraisals of assets, which the shareholders may contribute for the formation of the Company's capital;

VII. the approval of any proposal for change the corporate form, amalgamation, merger (including absorption of shares), spin-off or split of the Company, or any other form of restructuring of the Company;

VIII. the approval of any proposal for dissolution or liquidation of the Company, appointing or replacement of its liquidator(s);

IX. the approval of the accounts of the liquidator(s);

X. the establishment of the global annual compensation of the members of any management body of the Company, including fringe benefits;

XI. the approval or the amendment of the annual operating plan; and

XII. the approval of any delisting of shares of the Company for trading on stock exchanges.

ARTICLE 10 - Any resolution of the General Shareholders’ Meeting shall be taken by the approval of shareholders representing at least the absolute majority of the present shareholders entitled to vote, except if qualified quorum is required by law.

ARTICLE 11 – The Annual Shareholders’ Meeting shall have the attributions set forth in the law and shall take place during the first four months following the end of each fiscal year. Sole Paragraph - Whenever necessary, the General Shareholders’ Meeting may be installed extraordinarily, and may be carried out subsequently with the Annual Shareholders’ Meeting.

CHAPTER IV

MANAGEMENT

ARTICLE 12 - The Company shall be managed by a Board of Directors and an Executive Board.

First Paragraph - The term of office of the members of the Board of Directors and the Executive Board shall be up to two (2) years, reelection being permitted.

Second Paragraph - The Directors and the Executive Board shall take office by signing their oaths in the Minutes Book of the Board of Directors or of the Executive Board, as the case may be. The investiture of the members of the Board of Directors and the Board shall be conditioned on prior execution of the Statement of Consent of the Managers under the terms of the provision in the Level 1 Rules, as well as compliance with the applicable legal requirements.

Third Paragraph - The term of office of the Directors and Executive Officers shall be extended until their respective successors take office.

Fourth Paragraph - The minutes of the meetings of the Board of Directors and of the Executive Board shall be record in the proper book, which shall be signed by the present Directors and Executive Officers, as the case may be.

Section I

Board of Directors

ARTICLE 13-The Board of Directors shall consist of at least three (3) and no more than twelve (12) members, elected and removed by the General Shareholders' Meeting.

Sole Paragraph - In the event of permanent vacancy of a Director´s office, the Board of Directors shall elect a substitute to fulfill such position permanently, until the end of the relevant term in office. In the event of simultaneous vacancy of the majority of the positions, General Shareholders’ Meeting shall be called in order to proceed with a new election.

ARTICLE 14 - The Board of Directors shall have a Chairman and a Vice-Chairman, both appointed by the Shareholders' Meeting.

First Paragraph – The positions of Chairman of the Board of Director and of President-Director or Chief Executive Officer of the Company cannot be accumulated by one and the same person.

Second Paragraph - In the event of absence or impediment of the Chairman of the Board of Directors, he shall be replaced by the Vice-Chairman of the Board of Directors. In the event of vacancy of the Chairman position, the Vice-Chairman shall automatically take such position and call a Shareholders’ Meeting within fifteen (15) days from the date of said vacancy, for the appointment of a new Chairman of the Board of Directors on a permanent basis, until the end of the relevant term of office.

ARTICLE 15 - The Board of Directors shall ordinarily meet at least six times every year, to review the financial and other results of the Company and to review and follow-up of the annual operating plan, and shall extraordinarily meet whenever necessary.

First Paragraph - The Chairman shall call the meetings of the Board of Directors, by his or her initiative or at the written request of any Director.

Second Paragraph – The calls for the meetings of the Board of Directors shall be made by electronic means, facsimile or letter, with at least seven (7) days in advance, including the agenda of the meeting and specifying the place and date to be held on first call and, as the case may be, on second call. Any proposal of resolutions and all necessary documentation related thereto shall be at the Board of Directors disposal. The meetings shall be held regardless the respective call notice in case of attendance of all Directors in office at such time, or by the prior written consent of the absents Directors.

Third Paragraph – The presence of at least half of the Board of Directors members shall be required for the installation of a meeting of the Board of Directors on first call, and the presence of any number of the members of the Board of Directors shall be required for the installation of a meeting on second call. For purposes of the quorum required in this Paragraph, it shall include the members represented as authorized by these By-laws.

ARTICLE 16 - The Board of Directors meetings shall be presided by its Chairman, or in his absence, he shall be replaced by the Vice-Chairman of the Board of Directors.

First Paragraph – The resolutions of the Board of Directors shall be taken by majority of votes cast by its members. Board members may partake of the meetings of the Board of Directors through e-conferencing, through video-conferencing or through any other means of electronic communications allowing the identification of the director and simultaneous communication with all the other ones attending the meeting. In this case, directors will be considered as present to the meeting and shall execute the corresponding minutes of such meeting afterwards.

Second Paragraph – In case of absence or temporary impediment of any member of the Board of Directors, the absent member may appoint, in writing, from among the other members of the Board of Directors, his or her substitute. In this case, the member who is replacing the temporarily absent or impeded member, in addition to his own vote, shall cast the vote of the replaced member.

ARTICLE 17 - The Board of Directors shall approve its Internal Regulations and appoint an Executive Secretary, who shall perform the duties defined in the Internal Regulations, as well as issue certificates and confirm, to third parties, the authenticity of resolutions taken by the Board of Directors.

ARTICLE 18 - In addition to the powers provided for in the applicable law, the Board of Directors shall have the powers to:

a) set forth the general guidelines of the Company's business;

b) appoint and remove the Executive Officers of the Company, establishing their duties and titles;

c) supervise action of the Executive Officers of the Company, examine, at any time, the records and books of the Company, request information on agreements executed or to be executed and on any other acts or matters;

d) call the General Shareholders' Meeting;

e) issue an opinion on the report of the management, the accounts of the Executive Board and the financial statements of the Company;

f) approve the issuance of shares of any type or class up to the limit of the authorized capital and establish the respective price and payment conditions;

g) appoint and remove the independent public accountants, observed the Audit Committee’s recommendation;

h) issue an opinion on any and all proposals of the Executive Board to be submitted to the General Shareholders’ Meetings;

i) authorize the acquisition of shares of the Company for purposes of cancellation or maintenance in treasury;

j) develop, jointly with the Executive Board, and approve a profit sharing and additional benefits program for the members of the management bodies and for the employees of the Company (Profit Sharing Program);

k) define the share of Company's profits to be allocated to the Profit Sharing Program in due compliance with the applicable legal provisions, these By-laws and the Profit Sharing Program in effect at such time. The amounts expensed or accrued in each fiscal year by way of profit sharing in addition to granting option to purchase Company’s stock shall be limited up to fifteen per cent (15%) of the profit recorded in each fiscal year after the pertinent deductions have been effected in accordance with Article 189 of Law No. 6404/76;

l) set forth the number of shares to be issued under the stock option plan previously approved by the General Shareholders Meeting, provided that the limit established in item "l" above is duly observed;

m) set up Committees, that shall be responsible for making proposals or recommendations and giving their opinions to the Board of Directors and set forth its respective attributions, in accordance with the provisions of these By-laws ;

n) approve the acquisition, sale, disposal or creation of any lien on any asset, including any real estate, of the Company or any other investments made by the Company in an individual amount or cumulated over a fiscal year in excess of the amount in Reais equivalent to twenty million U.S. Dollars (US$20,000,000.00) or in excess of an amount equal to one percent (1%) of the net equity of the Company as determined in its latest annual balance sheet or quarterly financial statements, whichever is greater;

o) approve any financial arrangement involving the Company, including the lending or borrowing of funds and the issuance of non-convertible and unsecured debentures, in excess of an individual amount equivalent to one half (0.5) of EBITDA of the preceding twelve (12) months; and

p) approve the joint venture of the Company with third parties involving an individual investment or cumulated over a fiscal year. in excess of the amount in Reais equivalent to US$20,000,000.00 (twenty million U.S. Dollars) or in excess of an amount equal to one percent (1%) of the net equity of the Company as determined in its latest annual balance sheet or quarterly financial statements, whichever is greater; and

q) the approval of any change in the Company's dividend policy.

First Paragraph - In case a resolution to be taken by the corporate bodies of companies controlled by the Company or companies of which the Company elect its directors or executive officers, the Board of Directors shall instruct the vote to be cast by the members elected or appointed by the Company to those corporate bodies if the matter of such resolution refers to the items (n), (o) and (p) of this Article, being the parameters referred therein calculated in accordance with the latest annual balance sheet or quarterly financial statements of such controlled or invested companies.

Second Paragraph - The Board of Directors shall approve a policy for related party transactions and may establish limits, authority and specific procedures for the approval of such transactions.

Section II

Management’s Auxiliary Bodies

ARTICLE 19 – The Company shall have as support body to the Board of Directors an Audit Committee composed of at least three (3) and no more than five (5) members, of which two (2), at least, shall be external and independent members (“External Members”), subject to the provisions of Article 21 and the Chapter V of these By-laws.

First Paragraph - The members of the Audit Committee shall be elected by the Board of Directors and meet all the applicable independency requirements as set forth in the rules of the Securities and Exchange Commission.

Second Paragraph - The External Members of the Audit Committee shall fulfill the following prerequisites:

a) not be a member of the Board of Directors of the Company or of its controlled companies; and

b) have knowledge or experience in auditing, controls, accounting, taxation or the rules applicable to publicly-held companies, as concerns the adequate preparation of their financial statements.

ARTICLE 20 – The members of the Audit Committee shall be elected by the Board of Directors for a term of office of two (2) years, with reelection being permitted for successive terms.

First Paragraph - During their term of office, the members of the Audit Committee may not be replaced except for the following reasons:

a) death or resignation;

b) unjustified absence from three (3) consecutive meetings or six (6) alternate meetings per year; or

c) a substantiated decision of the Board of Directors.

Second Paragraph - In the event of a vacancy in the Audit Committee, the Board of Directors shall elect a person to complete the term of office of the replaced member.

Third Paragraph -The Audit Committee shall:

a) propose to the Board of Directors the nomination of the independent auditors as well as their replacement;

b) review the management report and the financial statements of the Company and of its controlled companies, and provide the recommendations it deems necessary to the Board of Directors;

c) Review the quarterly financial information and the periodic financial statements prepared by the Company;

d) assess the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the Company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting the recommendations it deems necessary for the improvement of policies, practices and procedures;

e) provide its opinion, upon request of the Board of Directors, with respect to the proposals of the management bodies, to be submitted to the Shareholders’ Meetings, relating to changes to the capital stock, issuance of debentures or warrants, capital budgets, dividend distribution, transformation, merger, amalgamation or spin-off; and

f) provide its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant.

ARTICLE 21 – In the event the Fiscal Council is established as set forth in Law 6,404/76 and in Chapter V below, the Audit Committee shall maintain its functions, subject to the powers granted to the Fiscal Council by law.

ARTICLE 22 – The Board of Directors may constitute other Committees and decides their composition, which shall have the function of receiving and analyzing information, elaborating proposals or making recommendations to the Board of Directors, in their specific areas, in accordance with their internal regulations to be approved by the Board of Directors.

Sole Paragraph - The members of the Committees created by the Board of Directors shall have the same duties and liabilities as the managers.

Section III

Executive Board

ARTICLE 23 - The Executive Board shall be composed of at least two (2) and no more than fourteen (14) members, shareholders or not, resident in Brazil, appointed and removed by the Board of Directors, being necessarily appointed one (1) as the Chief Executive Officer, one (1) Investor Relations Executive Officer and the others Vice Chief Executive Officers and Officers.

ARTICLE 24 - The Executive Officers shall be in charge of the general duties set forth in these by-laws and those establish by the Board of Directors and shall keep mutual cooperation among themselves and assist each other in the performance of their duties and functions.

First Paragraph – The duties and titles of each Executive Officer shall be established by the Board of Directors.

Second Paragraph - In the event of absences, occasional impairments and vacancy, the Executive Officers shall be replaced in the following manner:

a) in the event of absences and occasional impairments of the CEO, he shall be replaced by other Executive Officer indicated by him and in the event of permanent vacancy, the Board of Directors shall appoint the CEO’s substitute within thirty (30) days, who shall complete the term of office of the CEO;

b) in the event of absences and occasional impairments of the remaining Executive Officers, they shall be replaced by the CEO and, in the event of permanent vacancy, the Board of Directors shall appoint the Executive Officer’s substitute within fifteen (15) days, who shall complete the term of office of the substituted Executive Officer.

ARTICLE 25 - The Executive Board shall meet upon call of its CEO or of half of its Executive Officers in office.

Sole Paragraph - The minimum quorum required for the installation of a meeting of the Executive Board is the presence of at least one-third (1/3) of the Executive Officers in office at such time. The resolutions of the Executive Board shall be approved by the majority of the votes. In the event of a tie in connection of any matter subject to the Executive Officers approval, such matter shall be submitted to the Board of Directors.

ARTICLE 26 - In addition to the duties that may be attributed to the Executive Board by the General Shareholders’ Meeting and by the Board of Directors, and without prejudice to the other legal duties, the Executive Board shall have the power to:

I - manage the Company’s business and ensure compliance with these by-laws;

II – ensure that the Company’s purpose is duly performed;

III - approve all plans, programs and general rules of operation, management and control for the development of the Company, in accordance with the guidelines determined by the Board of Directors;

IV - prepare and submit to the Annual Shareholders’ Meeting a report on the corporate business activities, including the balance sheet and financial statements required by law for each fiscal year, as well as the respective opinions of the Fiscal Council, as the case may be;

V – guide all Company's activities under the guidelines set forth by the Board of Directors and appropriate to the fulfillment of its purposes;

VI – suggest investment and operating plans or programs to the Board of Directors;

VII - authorize the opening and closing of branches, agencies or depots and/or institute delegations, offices and representations in any location of the national territory or abroad;

VIII – render an opinion on any matter to be submitted to the Board of Directors approval; and

IX - develop and carry out, jointly with the Board of Directors, the Employee Profit Sharing Program.

ARTICLE 27 – The Chief Executive Officer, in particular, is entitled to:

a) plan, coordinate, conduct and manage all Company’s activities, as well as perform all executive and decision-making functions;

b) carry out the overall supervision of all Company’s activities, coordinating and guiding the other Executive Officers’ activities;

c) call and install the meetings of the Executive Board;

d) coordinate and conduct the process of approval of the annual/multi-annual budget and of the investment and expansion plans together with the Board of Directors; and

e) suggest functions and respective candidates for the Executive Officers positions of the Company and submit such suggestion to the Board of Directors approval.

ARTICLE 28 - It is incumbent upon the Executive Officers to assist and support the CEO in the administration of the Company, in accordance with duties determined by the Board of Directors and perform all acts necessary for the regular Company’s activities, as long as these acts have been duly authorized by the Board of Directors.

ARTICLE 29 - The Executive Officers shall represent the Company actively and passively, in court and outside courts and before third parties, performing and signing all acts that result in obligations to the Company.

First Paragraph – For the granting of powers-of-attorney, the Company shall be represented by two (2) Executive Officers, acting jointly, and all powers-of-attorney shall a validity term, except for powers-ofattorney granted for judicial purposes, in addition to the description of the powers granted which may cover any and all acts, including those related to banking operations;

Second Paragraph - In case of acts that entail any kind of acquisition, sale, disposal or creation of any lien on any Company’s asset, including any real estate, as well as, for the granting of powers-of-attorney for the practice of such acts, the Company is required to be represented jointly by three (3) Executive Officers of whom one must always be the CEO and the others Executive Officers to be appointed by the Board of Directors.

Third Paragraph - The Company shall be considered duly represented:

a) jointly by two Executive Officers;

b) jointly by one Executive Officer to be appointed by the Board of Directors, and an attorney-in-fact, when so determined by the respective power-of-attorney and in accordance with the powers contained therein;

c) jointly by two attorneys-in-fact, when so determined by the respective power of attorney and in accordance with the powers contained therein;

d) solely by an attorney-in-fact or Executive Officer, in specific cases, when so determined by the respective power of attorney and in accordance with the powers contained therein.

CHAPTER V

FISCAL COUNCIL

ARTICLE 30 – The Company shall have a Fiscal Council that shall operate on a non-permanent basis, being installed by the General Meeting, as provided for by law.

First Paragraph - The members of the Fiscal Council and their alternates shall occupy their positions up to the first Annual Shareholders' Meeting held after their respective appointments, reelection permitted.

Second Paragraph – At their first meeting, the members of the Fiscal Council shall elect its Chairman, who shall be responsible for enforcing the committee’s resolutions.

Third Paragraph - The Fiscal Council may request the Company to appoint qualified personnel to provide administrative and technical support.

ARTICLE 31 - The Fiscal Council shall be composed of no less than three (3) and up to five (5) effective members and the same number of alternates, residents in the country, shareholders or not, all of them qualified in accordance with the legal provisions.

First Paragraph – In the case of absence of impediment, the members of the Fiscal Council shall be replaced by their respective alternates.

Second Paragraph - In addition to cases of death, resignation, dismissal and other cases provided for by law, the position of the member shall be considered vacant when the member of the Fiscal Council is absent, without just cause, at two (2) consecutive meetings or three (3) non-consecutive meetings in the course of the year.

Third Paragraph - In the event of vacancy of the position of Fiscal Council member, if there is no alternate member, a General Meeting will be called to elect a member for the vacant position.

ARTICLE 32 - The Fiscal Council shall have the powers and duties conferred upon it by law and the Internal Regulation of the Fiscal Council.

First Paragraph - The Fiscal Council holds quarterly general meetings and extraordinary meetings whenever necessary.

Second Paragraph - Meetings are called by the Chairman of the Fiscal Council on his own initiative or per written request of any of its members.

Third Paragraph - The resolutions of the Fiscal Council shall be made by absolute majority vote of those in attendance. In order for a meeting to be instituted, the majority of the members must be present.

Fourth Paragraph - The members of the Fiscal Council shall participate in the committee’s meetings by telephone or video conference call, or any other electronic means of communication, and shall be considered present at the meeting. Immediately after the meeting is over, the members must confirm their votes through a written declaration sent to the Chairman of the Fiscal Council by conventional mail, fax, or electronic mail. Upon receipt, the Chairman of the Fiscal Council shall be empowered to sign the minutes of the meeting on behalf of its members.

ARTICLE 33 - The compensation of the members of the Fiscal Council shall be fixed by the General Shareholders' Meeting in which they are appointed, with due observance of the legal limit.

CHAPTER VI

CORPORATE YEAR AND FINANCIAL STATEMENTS

ARTICLE 34 - The fiscal year ends on December 31 of each year, when the balance sheet and financial statements required by applicable law shall be prepared.

ARTICLE 35 - The Company may, at the discretion of the Executive Board, prepare quarterly or semiannual balance sheets.

CHAPTER VII

PROFIT DESTINATION

ARTICLE 36 – Upon the preparation of the balance sheet, the following rules shall be observed with respect to the distribution of the profits:

I - from the profits of the fiscal year shall be deducted, before any allocation of net income, the accumulated losses and the provision of the income tax;

II - After deducting the portions described in item I above, the portion to be distributed in the form of employee profit sharing shall be deducted, as determined by the Board of Directors, in compliance with the Profit Sharing Program and under the terms and according to the limits provided in items "j" and "k" of Article 18 herein;

III - in due compliance with the terms and limits established in paragraphs of Article 152 of Law No. 6,404/76 and the limit established in item “k” of Article 18 herein, the amount corresponding to the managers in the Company’s profits shall be deducted, as determined by the Board of Directors, in compliance with the Profit Sharing Program;

IV - the remaining net profits shall have the following destination:

a) 5% (five per cent) shall be allocated to the legal reserve fund until such reserve reaches the limit of 20% (twenty per cent) of the Capital Stock;

b) amounts to the formation of the reserve for contingencies reserve, if so decided by the General Shareholders’ Meeting;

c) 25% (twenty five per cent) shall be allocated to the payment of the mandatory dividends pursuant to First Paragraph below, in accordance with the provisions contained in first and second paragraphs of Article 5 herein;

d) the profit not provisioned in the reserve described in Second Paragraph below and not allocated in accordance with the provisions of Article 196 of Law No. 6404/76 shall be distributed as additional dividends.

First Paragraph –The mandatory dividends shall be calculated and paid in accordance with the following rules:

a) the basis for calculation of the dividends payable shall be the net profit of the fiscal year, less the amounts allocated to the legal reserve and the contingency reserves and plus the amount obtained from the reversion of the reserves of contingencies formed in the previous fiscal year;

b) the payment of the dividend calculated in accordance with the provisions of the previous item may be limited to the amount of the net profit effectively realized of the fiscal year for that has ended pursuant to the law, provided that the difference is registered as reserve for profits to be realized;

c) the profits registered in the reserve for profits to be realized, when accrued and if such profits have not been absorbed by the losses in the subsequent fiscal years, shall be increased to the first declared dividends after such realization.

Second Paragraph – It is hereby created, the Reserve for Expansion, which purpose shall ensure resources for financing additional investments in fixed assets and working capital and to which shall be allocated up to 100% of the remaining profits after the deductions and destinations established in items "a", "b" and "c" of item IV above. The total amount provisioned in such reserve shall nor exceed the total amount of the Company’s Capital Stock.

Third Paragraph - If duly authorized by the Board of Directors, the Company may elect to distribute interim dividends, ad referendum by the General Shareholders’ Meeting.

Fourth Paragraph - The Company may elect to pay or credit interests as remuneration of its own capital calculated on the accounts of the net equity, in due observance of the rate and limits determined by law

ARTICLE 37 – The amount of dividends shall be placed at the shareholders disposition within a maximum term of sixty (60) days as from the date of their allotment, and may be monetarily adjusted, if so determined by the Board of Directors, subject to the applicable legal provisions.

ARTICLE 38 - The financial statements and accounts of the Company shall be audited on an annual basis by internationally recognized independent accountants.

CHAPTER VIII

LIQUIDATION

ARTICLE 39 – The Company shall be liquidated in the cases provided by law, and the General Shareholders’ Meeting shall determine the form of liquidation, appoint the liquidator and the members of the Fiscal Council, which shall operate during the liquidation, and establish their compensation.

CHAPTER IX

FINAL PROVISIONS

ARTICLE 40 – The values in U.S. Dollars mentioned herein shall be exclusively used as reference for monetary update and shall be converted into Reals using the average exchange rate for the U.S. Dollar published by the Central Bank of Brazil.

ARTICLE 41 - The cases not regulated in these by-laws shall be solved in conformity with current applicable legislation.

ARTICLE 42 - The present by-laws shall come into effect as of the date of its approval by the General Shareholders Meeting.

EXHIBIT VI TO THE MANAGEMENT PROPOSAL

REPORT EXPLAINING THE ORIGIN AND
JUSTIFICATION OF THE PROPOSED AMENDMENTS

(in accordance with exhibit 11 of CVM Ruling 481)

Versão Proposta (cópia marcada em relação à versão em vigor)	Justificativas das alterações propostas

ARTICLE 2 - The corporate purpose of the Company is the sale of manufactured, semi- manufactured or raw products, both Brazilian and foreign, of any type or species, nature or quality, provided that the sale of such products is not prohibited by law.

First Paragraph - The Company may also engage in the following activities:

a) manufacture, processing, handling, transformation, exportation, importation and representation of food or non-food products either on its own or through third parties;

b) international trade, including that involving coffee;

c) importation, distribution and sale of cosmetic products for hygienic or make-up purposes, toiletries, sanitary and related products and food supplements;

d) sale of drugs and medicines, pharmaceutical and homeopathic specialties, chemical products, accessories, dental care equipment, tools and equipment for surgery, production of chemical products and pharmaceutical specialties, with the possibility that such activities of the Company are specialized as Drugstore, Allopathic Drugstore, Homeopathic Drugstore or Manipulation Drugstore of each specialty;

e) sale of oil products, filling up of fuels of any kind, rendering of technical assistance services, garage, repair, washing, lubrication, sale of accessories and other similar services, of any vehicles;

f) sale of products, drugs and general veterinary medicines; veterinary consultation, clinic and hospital and pet shop with bath and shearing service;

g) rental of any recorded media;

h) provision of photo, film and similar studio services;

i) execution and administration of real estate transactions, purchasing, promoting subdivisions and incorporations, leasing and selling real estate properties on the Company’s own behalf as well as for third parties;

This proposal aims to include in the Company’s corporate object the importation of wines, beverages and vinegars, in order to meet regulatory requirements related to the import of such products

j) acting as distributor, agent and representative of merchants and industrial concerns established in Brazil or abroad and, in such capacity, for consignors or on its own behalf acquiring, retaining, possessing and carrying out any operations and transactions in its own interests or on behalf of such consignors;

k) provision of data processing services;

l) building and construction services of all kinds, either on its own behalf or for third parties, purchase and sale of construction materials and installation and maintenance of air conditioning systems, cargo loaders and freight elevators;

m) use of sanitary products and related products;

n) general municipal, state and interstate ground freight transportation for its own products and those of third parties, including warehousing, depositing, loading, unloading, packaging and guarding any such products, and subcontracting the services contemplated in this item;

o) communication services, general advertising and marketing, including for bars, cafes and restaurants, which may extend to other compatible or connected areas, subject to any legal restrictions;

p) purchase, sale and distribution of books, magazines, newspapers, periodicals and similar products;

q) performance of studies, analysis, planning and markets research;

r) performance of market test for the launching of new products, packing and labels;

s) creation of strategies and analysis of “sales behavior in specific sectors”, of special promotions and advertising;

t) provision of management services of food, meal, drugstore, fuel and transportation vouchers/cards and other cards resulting from the activities related to its corporate purpose; and

u) lease and sublease of its own or third-party furnishings;

v) provision of management services;

w) representation of other companies, both Brazilian and foreign, and participation as a partner or shareholder in the capital stock of other companies irrespective of their form or object of same, and in commercial enterprises of any nature;

x) Agency, brokerage or intermediation of coupons and tickets;

y) Services related to billing, receipts or payments, of coupons, bills or booklets, rates, taxes and for third parties, including those made by electronic means or by automatic teller machines; supply of charging position, receipt or payment; issuing of booklets, forms of compensation, printed and documents in general; ~~and~~

z) Provision of services in connection with parking lot, stay and the safeguard of vehicles; and

aa) Importat of Wines, Beverages and Vinegars.

EXHIBIT VII TO THE MANAGEMENT PROPOSAL

COMPARATIVE TABLE

Current Wording	Proposed Wording	Compared Wording	Legal and Economic Effects

ARTICLE 2 - The corporate purpose of the Company is the sale of manufactured, semi- manufactured or raw products, both Brazilian and foreign, of any type or species, nature or quality, provided that the sale of such products is not prohibited by law.

ARTICLE 2 - The corporate purpose of the Company is the sale of manufactured, semi- manufactured or raw products, both Brazilian and foreign, of any type or species, nature or quality, provided that the sale of such products is not prohibited by law.

ARTICLE 2 - The corporate purpose of the Company is the sale of manufactured, semi- manufactured or raw products, both Brazilian and foreign, of any type or species, nature or quality, provided that the sale of such products is not prohibited by law.

Unchanged Wording
First Paragraph - The Company may also engage in the following activities:	First Paragraph - The Company may also engage in the following activities:	First Paragraph - The Company may also engage in the following activities:	Unchanged Wording
a) manufacture, processing, handling, transformation, exportation, importation and representation of food or non-food products either on its own or through third parties;	a) manufacture, processing, handling, transformation, exportation, importation and representation of food or non-food products either on its own or through third parties;	a) manufacture, processing, handling, transformation, exportation, importation and representation of food or non-food products either on its own or through third parties;	Unchanged Wording
b) international trade, including that involving coffee;	b) international trade, including that involving coffee;	b) international trade, including that involving coffee;	Unchanged Wording
c) importation, distribution and sale of cosmetic products for hygienic or make-up purposes, toiletries, sanitary and related products and food supplements;	c) importation, distribution and sale of cosmetic products for hygienic or make-up purposes, toiletries, sanitary and related products and food supplements;	c) importation, distribution and sale of cosmetic products for hygienic or make-up purposes, toiletries, sanitary and related products and food supplements;	Unchanged Wording

d) sale of drugs and medicines, pharmaceutical and homeopathic specialties, chemical products, accessories, dental care equipment, tools and equipment for surgery, production of chemical products and pharmaceutical specialties, with the possibility that such activities of the Company are specialized as Drugstore, Allopathic Drugstore, Homeopathic Drugstore or Manipulation Drugstore of each specialty;

d) sale of drugs and medicines, pharmaceutical and homeopathic specialties, chemical products, accessories, dental care equipment, tools and equipment for surgery, production of chemical products and pharmaceutical specialties, with the possibility that such activities of the Company are specialized as Drugstore, Allopathic Drugstore, Homeopathic Drugstore or Manipulation Drugstore of each specialty;

d) sale of drugs and medicines, pharmaceutical and homeopathic specialties, chemical products, accessories, dental care equipment, tools and equipment for surgery, production of chemical products and pharmaceutical specialties, with the possibility that such activities of the Company are specialized as Drugstore, Allopathic Drugstore, Homeopathic Drugstore or Manipulation Drugstore of each specialty;

Unchanged Wording

Current Wording	Proposed Wording	Compared Wording	Legal and Economic Effects

e) sale of oil products, filling up of fuels of any kind, rendering of technical assistance services, garage, repair, washing, lubrication, sale of accessories and other similar services, of any vehicles;

e) sale of oil products, filling up of fuels of any kind, rendering of technical assistance services, garage, repair, washing, lubrication, sale of accessories and other similar services, of any vehicles;

e) sale of oil products, filling up of fuels of any kind, rendering of technical assistance services, garage, repair, washing, lubrication, sale of accessories and other similar services, of any vehicles;

Unchanged Wording
f) sale of products, drugs and general veterinary medicines; veterinary consultation, clinic and hospital and pet shop with bath and shearing service;	f) sale of products, drugs and general veterinary medicines; veterinary consultation, clinic and hospital and pet shop with bath and shearing service;	f) sale of products, drugs and general veterinary medicines; veterinary consultation, clinic and hospital and pet shop with bath and shearing service;	Unchanged Wording
g) rental of any recorded media;	g) rental of any recorded media;	g) rental of any recorded media;	Unchanged Wording
h) provision of photo, film and similar studio services;	h) provision of photo, film and similar studio services;	h) provision of photo, film and similar studio services;	Unchanged Wording

i) execution and administration of real estate transactions, purchasing, promoting subdivisions and incorporations, leasing and selling real estate properties on the Company’s own behalf as well as for third parties;

i) execution and administration of real estate transactions, purchasing, promoting subdivisions and incorporations, leasing and selling real estate properties on the Company’s own behalf as well as for third parties;

i) execution and administration of real estate transactions, purchasing, promoting subdivisions and incorporations, leasing and selling real estate properties on the Company’s own behalf as well as for third parties;

Unchanged Wording

Current Wording	Proposed Wording	Compared Wording	Legal and Economic Effects

j) acting as distributor, agent and representative of merchants and industrial concerns established in Brazil or abroad and, in such capacity, for consignors or on its own behalf acquiring, retaining, possessing and carrying out any operations and transactions in its own interests or on behalf of such consignors;

j) acting as distributor, agent and representative of merchants and industrial concerns established in Brazil or abroad and, in such capacity, for consignors or on its own behalf acquiring, retaining, possessing and carrying out any operations and transactions in its own interests or on behalf of such consignors;

j) acting as distributor, agent and representative of merchants and industrial concerns established in Brazil or abroad and, in such capacity, for consignors or on its own behalf acquiring, retaining, possessing and carrying out any operations and transactions in its own interests or on behalf of such consignors;

Unchanged Wording
k) provision of data processing services;	k) provision of data processing services;	k) provision of data processing services;	Unchanged Wording

l) building and construction services of all kinds, either on its own behalf or for third parties, purchase and sale of construction materials and installation and maintenance of air conditioning systems, cargo loaders and freight elevators;

l) building and construction services of all kinds, either on its own behalf or for third parties, purchase and sale of construction materials and installation and maintenance of air conditioning systems, cargo loaders and freight elevators;

l) building and construction services of all kinds, either on its own behalf or for third parties, purchase and sale of construction materials and installation and maintenance of air conditioning systems, cargo loaders and freight elevators;

Unchanged Wording
m) use of sanitary products and related products;	m) use of sanitary products and related products;	m) use of sanitary products and related products;	Unchanged Wording

n) general municipal, state and interstate ground freight transportation for its own products and those of third parties, including warehousing, depositing, loading, unloading, packaging and guarding any such products, and subcontracting the services contemplated in this item;

n) general municipal, state and interstate ground freight transportation for its own products and those of third parties, including warehousing, depositing, loading, unloading, packaging and guarding any such products, and subcontracting the services contemplated in this item;

n) general municipal, state and interstate ground freight transportation for its own products and those of third parties, including warehousing, depositing, loading, unloading, packaging and guarding any such products, and subcontracting the services contemplated in this item;

Unchanged Wording
o) communication services, general advertising and marketing, including for bars, cafes and restaurants, which may extend to other compatible or connected areas, subject to any legal restrictions;	o) communication services, general advertising and marketing, including for bars, cafes and restaurants, which may extend to other compatible or connected areas, subject to any legal restrictions;	o) communication services, general advertising and marketing, including for bars, cafes and restaurants, which may extend to other compatible or connected areas, subject to any legal restrictions;	Unchanged Wording

Current Wording	Proposed Wording	Compared Wording	Legal and Economic Effects
p) purchase, sale and distribution of books, magazines, newspapers, periodicals and similar products;	p) purchase, sale and distribution of books, magazines, newspapers, periodicals and similar products;	p) purchase, sale and distribution of books, magazines, newspapers, periodicals and similar products;	Unchanged Wording
q) performance of studies, analysis, planning and markets research;	q) performance of studies, analysis, planning and markets research;	q) performance of studies, analysis, planning and markets research;	Unchanged Wording
r) performance of market test for the launching of new products, packing and labels;	r) performance of market test for the launching of new products, packing and labels;	r) performance of market test for the launching of new products, packing and labels;	Unchanged Wording
s) creation of strategies and analysis of “sales behavior in specific sectors”, of special promotions and advertising;	s) creation of strategies and analysis of “sales behavior in specific sectors”, of special promotions and advertising;	s) creation of strategies and analysis of “sales behavior in specific sectors”, of special promotions and advertising;	Unchanged Wording
t) provision of management services of food, meal, drugstore, fuel and transportation vouchers/cards and other cards resulting from the activities related to its corporate purpose; and	t) provision of management services of food, meal, drugstore, fuel and transportation vouchers/cards and other cards resulting from the activities related to its corporate purpose; and	t) provision of management services of food, meal, drugstore, fuel and transportation vouchers/cards and other cards resulting from the activities related to its corporate purpose; and	Unchanged Wording
u) lease and sublease of its own or third-party furnishings;	u) lease and sublease of its own or third-party furnishings;	u) lease and sublease of its own or third-party furnishings;	Unchanged Wording
v) provision of management services;	v) provision of management services;	v) provision of management services;	Unchanged Wording

w) representation of other companies, both Brazilian and foreign, and participation as a partner or shareholder in the capital stock of other companies irrespective of their form or object of same, and in commercial enterprises of any nature;

w) representation of other companies, both Brazilian and foreign, and participation as a partner or shareholder in the capital stock of other companies irrespective of their form or object of same, and in commercial enterprises of any nature;

w) representation of other companies, both Brazilian and foreign, and participation as a partner or shareholder in the capital stock of other companies irrespective of their form or object of same, and in commercial enterprises of any nature;

Unchanged Wording

Current Wording	Proposed Wording	Compared Wording	Legal and Economic Effects
x) Agency, brokerage or intermediation of coupons and tickets;	x) Agency, brokerage or intermediation of coupons and tickets;	x) Agency, brokerage or intermediation of coupons and tickets;	Unchanged Wording

y) Services related to billing, receipts or payments, of coupons, bills or booklets, rates, taxes and for third parties, including those made by electronic means or by automatic teller machines; supply of charging position, receipt or payment; issuing of booklets, forms of compensation, printed and documents in general; and

y) Services related to billing, receipts or payments, of coupons, bills or booklets, rates, taxes and for third parties, including those made by electronic means or by automatic teller machines; supply of charging position, receipt or payment; issuing of booklets, forms of compensation, printed and documents in general;

y) Services related to billing, receipts or payments, of coupons, bills or booklets, rates, taxes and for third parties, including those made by electronic means or by automatic teller machines; supply of charging position, receipt or payment; issuing of booklets, forms of compensation, printed and documents in general; ~~and~~

Unchanged Wording
z) Provision of services in connection with parking lot, stay and the safeguard of vehicles;	z) Provision of services in connection with parking lot, stay and the safeguard of vehicles; and	z) Provision of services in connection with parking lot, stay and the safeguard of vehicles; and	Wording Adjustment
No corresponding item	aa) Importation of Wines, Beverages and Vinegars.	aa) Import of Wines, Beverages and Vinegars.	Inclusion of activity performed by the Company in order to meet regulatory requirements relating to the import of products.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 7, 2015	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.